    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 12, 2001


                                                      REGISTRATION NO. 333-53444


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 1


                                       TO


                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                                     AVIRON
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                    DELAWARE                                        77-0309686
        (STATE OR OTHER JURISDICTION OF                          (I.R.S. EMPLOYER
         INCORPORATION OR ORGANIZATION)                       IDENTIFICATION NUMBER)

                           297 NORTH BERNARDO AVENUE
                        MOUNTAIN VIEW, CALIFORNIA 94043
                                 (650) 919-6500
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                 C. BOYD CLARKE
          PRESIDENT, CHIEF EXECUTIVE OFFICER AND CHAIRMAN OF THE BOARD
                                     AVIRON
                           297 NORTH BERNARDO AVENUE
                        MOUNTAIN VIEW, CALIFORNIA 94043
                                 (650) 919-6500
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                    COPY TO:
                            ALAN C. MENDELSON, ESQ.
                                LATHAM & WATKINS
                             135 COMMONWEALTH DRIVE
                          MENLO PARK, CALIFORNIA 94025
                                 (650) 463-4693

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: As soon as practicable after the effective date of this Registration Statement.
    If the only securities being registered on this Form are pursuant to dividend or interest reinvestment plans, check the following box. [ ]

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is to be a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                EXPLANATORY NOTE



     This shelf resale registration statement (the "Resale Shelf") relates to shares of common stock to be offered and sold by the selling stockholders named herein as part of the underwriters' over-allotment option in connection with a public offering by Aviron under its existing universal shelf registration statement on Form S-3 (File No. 333-52028) (the "Universal Shelf") which was declared effective on December 29, 2000.



     Because we are commencing the offering to which this Resale Shelf relates prior to its effectiveness, we are filing the preliminary prospectus supplement as part of this Resale Shelf by means of a pre-effective amendment. Because the preliminary prospectus supplement is a supplement to the base prospectus contained in the Universal Shelf as well as to the base prospectus contained in this Resale Shelf, we have included herein a copy of (1) the preliminary prospectus supplement, (2) the base prospectus contained in the Universal Shelf and (3) the base prospectus for this Resale Shelf. We will seek effectiveness of this Resale Shelf pursuant to Rule 430A.

     THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT IS NOT COMPLETE AND MAY BE CHANGED. THE SELLING STOCKHOLDERS MAY NOT SELL THEIR SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION RELATING TO THEIR SECURITIES IS EFFECTIVE. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUSES ARE NOT AN OFFER TO SELL THESE SECURITIES AND NEITHER WE NOR THE SELLING STOCKHOLDERS ARE SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY STATE WHERE SUCH OFFER OR SALE IS NOT PERMITTED.

PROSPECTUS SUPPLEMENT (Subject to Completion)            Issued January 12, 2001
(To Prospectus dated December 29, 2000 and
Preliminary Prospectus dated January 12, 2001)

                                3,000,000 Shares

      [AVIRON LOGO]

                                  COMMON STOCK
                            ------------------------
WE ARE OFFERING 3,000,000 SHARES OF OUR COMMON STOCK.
                            ------------------------
OUR COMMON STOCK IS QUOTED ON THE NASDAQ NATIONAL MARKET UNDER THE SYMBOL "AVIR." ON JANUARY 10, 2001, THE REPORTED LAST SALE PRICE OF OUR COMMON STOCK ON THE NASDAQ NATIONAL MARKET WAS $53 5/8 PER SHARE.
                            ------------------------
CONCURRENTLY WITH THIS OFFERING, WE ALSO SEPARATELY ARE OFFERING $150,000,000
AGGREGATE PRINCIPAL AMOUNT OF OUR      % CONVERTIBLE SUBORDINATED NOTES DUE
2008. THE COMPLETION OF THIS OFFERING IS NOT CONTINGENT UPON THE COMPLETION OF THE CONCURRENT CONVERTIBLE NOTES OFFERING.
                            ------------------------

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE S-7 OF THIS PROSPECTUS SUPPLEMENT AND THE RISK FACTORS INCORPORATED BY REFERENCE INTO THE PROSPECTUSES.
                            ------------------------

                           PRICE $            A SHARE

                            ------------------------

                                                                  UNDERWRITING
                                                      PRICE TO    DISCOUNTS AND       PROCEEDS TO
                                                       PUBLIC      COMMISSIONS           AVIRON
                                                      --------    -------------       -----------
Per Share...........................................  $             $                   $
Total...............................................  $             $                   $

We and selling stockholders have granted the underwriters the right to purchase up to an additional 450,000 shares to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus supplement or the accompanying prospectuses are truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the shares to purchasers on
            , 2001.
                            ------------------------
MORGAN STANLEY DEAN WITTER
                          JP MORGAN
                                                          SG COWEN
                    , 2001

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                        PAGE
                                        ----
Prospectus Supplement Summary.........   S-1
Risk Factors..........................   S-7
Special Note Regarding Forward-Looking
  Statements..........................  S-17
Use of Proceeds.......................  S-17
Price Range of Common Stock...........  S-18
Dividend Policy.......................  S-18
Capitalization........................  S-19
Dilution..............................  S-20
Selected Consolidated Financial
  Data................................  S-21
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................  S-22
Business..............................  S-28
Management............................  S-50
Principal and Selling Stockholders....  S-54
United States Federal Tax
  Considerations for Non-U.S. Holders
  of Common Stock.....................  S-55
Underwriters..........................  S-58
Legal Matters.........................  S-59
Index to Financial Statements.........   F-1

                                   PROSPECTUS

                                        PAGE
                                        ----
About This Prospectus.................     1
Risk Factors..........................     1
About Aviron..........................     1
Special Note Regarding Forward-Looking
  Statements..........................     1
Use of Proceeds.......................     2
Ratio of Earnings to Fixed Charges....     2
Description of Debt Securities........     2
Description of Capital Stock..........    10
Plan of Distribution..................    13
Legal Matters.........................    14
Experts...............................    14
Where You Can Find More Information...    14
       PRELIMINARY RESALE PROSPECTUS
About This Prospectus.................   P-1
Risk Factors..........................   P-1
About Aviron..........................   P-1
Special Note Regarding Forward-Looking
  Statements..........................   P-1
Use of Proceeds.......................   P-2
Selling Stockholders..................   P-2
Plan of Distribution..................   P-3
Legal Matters.........................   P-4
Experts...............................   P-4
Where You Can Find More Information...   P-5

                            ------------------------

     This prospectus supplement and the prospectus dated December 29, 2000 relate to the offer and sale by us of up to 3,000,000 shares of our common stock, and up to an additional 250,000 shares if the underwriters exercise their over-allotment option. This prospectus supplement and the preliminary prospectus dated January 12, 2001 relate to the offer and sale by the selling stockholders named in this prospectus supplement of up to 200,000 shares of our common stock held by them if the underwriters exercise their over-allotment option. You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectuses. Neither we nor the selling stockholders have authorized anyone to provide you with information different from that contained in this prospectus supplement and the accompanying prospectuses. We and the selling stockholders are offering to sell the securities, and seeking offers to buy the securities, only in jurisdictions where offers and sales are permitted. The information contained in this prospectus supplement and the accompanying prospectuses is accurate only as of the date of this prospectus supplement and the date of the applicable prospectus, regardless of the time of delivery of this prospectus supplement and the accompanying prospectuses or any sales of the securities. In this prospectus supplement and the accompanying prospectuses, unless otherwise indicated, "Aviron," "we," "us" and "our" refer to Aviron and its subsidiaries.

     We own or have rights to trademarks or trade names that we use in conjunction with the operation of our business. We own the FluMist trademark in the United States and in a number of other countries. This prospectus supplement also includes trademarks owned by other parties.

                         PROSPECTUS SUPPLEMENT SUMMARY

     This prospectus supplement summary contains basic information about our business and this offering. It may not contain all of the information that is important to you. You should read each prospectus and the prospectus supplement entirely, including the section entitled "Risk Factors," the financial statements and related notes, and the documents identified under "Where You Can Find More Information" before making an investment decision.

OVERVIEW

     We are a biopharmaceutical company focused on the prevention of disease through innovative vaccine technology. We currently are focusing our product development and commercialization efforts on our lead product candidate, FluMist, an investigational live virus vaccine delivered as a nasal mist for the prevention of influenza. On December 28, 2000, the U.S. Food and Drug Administration, or FDA, accepted for filing our Biologics License Application, or BLA, for FluMist. We are seeking marketing approval for use of FluMist to prevent influenza in healthy children and healthy adults, and the FDA's acceptance of our BLA for filing was the next step in the regulatory process.

     Our goal is to become a leader in the discovery, development, manufacture and marketing of innovative vaccines which are safe, effective and economical enough to merit their use in immunization programs targeting the general population. Our vaccine development programs are based both on techniques for producing weakened live virus vaccines and on our proprietary genetic engineering technologies. Live virus vaccines, including those for smallpox, polio, measles, mumps, rubella and chicken pox, have had a long record of preventing disease.

     According to the Centers for Disease Control and Prevention, or CDC, epidemics of influenza, which typically affect 10 to 20 percent of the population, occur during the winter months nearly every year and are responsible for an average of approximately 20,000 deaths per year in the United States. Influenza viruses also can cause global epidemics of disease during which rates of illness and death from influenza-related complications can increase dramatically. Influenza viruses cause disease in all age groups. Rates of infection are highest among children, but rates of serious illness and death are highest among persons over the age of 64 and persons of any age who have medical conditions that place them at high risk for complications from influenza.

     We are developing and intend to commercialize FluMist primarily in collaboration with our partner Wyeth Lederle Vaccines, or Wyeth, a business unit of the pharmaceutical division of American Home Products Corporation. FluMist has been shown to provide a high protection rate against influenza in Phase 3 clinical trials in healthy children and healthy adults. In a separate trial conducted in healthy working adults, reductions in days of illness, antibiotic use, health resource use and missed work because of illness were observed across several illness definitions. Influenza vaccination rates for healthy children are substantially below those for the general population. In addition, the majority of healthy adults currently do not receive influenza vaccine. We believe that there are significant market opportunities for FluMist in these two populations.

     We believe FluMist can achieve significant market acceptance because:

     - In clinical trials, FluMist provided protection rates as high as 93 percent in healthy children and 85 percent in healthy adults;

     - FluMist is delivered as a nasal mist, which pediatricians, parents and vaccine recipients may find more convenient and more comfortable than the flu shot;

     - In a large clinical trial, FluMist helped reduce the incidence of middle ear infections in children and the associated antibiotic use;

     - As noted in the Journal of Pediatrics in February 2000, FluMist is a weakened live virus vaccine which triggers an immune response similar to the natural immune response to influenza, while the response to the flu shot is more narrowly focused;

     - FluMist stimulates immunity in the nose and throat, the point of contact for airborne infections such as influenza, as well as in the bloodstream; and

     - FluMist has been administered to more than 24,000 people and has been generally well tolerated in the populations tested.

     The current formulation of FluMist requires freezer storage throughout distribution. Because most international markets do not have distribution channels well suited to the sale of frozen vaccines, Wyeth has initiated Phase 3 clinical trials outside of the United States for our second generation refrigerator stable, or liquid, formulation of FluMist.

     To date, we have focused primarily on research and development activities, including the preparation and submission of our BLA for FluMist. We recently have taken a number of steps to prepare for the commercialization of FluMist, including increasing the size and scope of our manufacturing facilities and commercial systems. During October 2000, we restructured our manufacturing agreement with Evans Vaccines Ltd., or Evans, in order to gain direct control over FluMist manufacturing operations. We intend to build a new FluMist manufacturing facility on land in Speke, U.K. that is subject to a long-term lease. We also have begun the initial stages of commercial scale manufacturing of FluMist for sale during the 2001 - 2002 influenza season if we receive FDA marketing approval.

     We also have a number of other vaccines in various stages of development:

     - a parainfluenza virus type 3 vaccine to prevent the most common cause of croup, a respiratory infection in infants, for which we completed a Phase 2 clinical trial in December 1998;

     - an Epstein-Barr virus vaccine to prevent infectious mononucleosis for which our collaborative partner, SmithKline Beecham Biologicals, S.A., or SmithKline Beecham, completed enrollment of a Phase 2 clinical trial in November 2000; and

     - a vaccine for cytomegalovirus, the leading infectious cause of birth defects in the U.S., for which a Phase 1 clinical trial began in June 2000.

     We also are using our proprietary vaccine design technologies to develop new vaccines, including vaccine candidates for herpes simplex virus type 2, the virus responsible for genital herpes, and respiratory syncytial virus, a virus responsible for a severe lower respiratory infection in infants and young children.

     We were incorporated in California in April 1992, and reincorporated in Delaware in November 1996. Our executive offices are located at 297 North Bernardo Avenue, Mountain View, California 94043 and our telephone number is
(650) 919-6500. Our World Wide Web address is http://www.aviron.com. Information contained in our World Wide Web site should not be considered to be part of this prospectus supplement.

                              RECENT DEVELOPMENTS

     On October 12, 2000, we sold 450,000 shares of common stock in a private transaction to Biotech Invest, S.A., an affiliate of Biotech Target, S.A., at a price of $48.00 per share for proceeds of $21.6 million. Since September 30, 2000, we have sold a total of 612,307 shares of our common stock under our agreement with Acqua Wellington North America Equity Funds Ltd., or Acqua Wellington, at an average price per share of $52.26 for total proceeds of $32.0 million in four separate transactions. On January 5, 2001, we exercised our option to sell shares of common stock to Acqua Wellington for the $8.0 million of proceeds remaining under this agreement. The number of shares will be determined on January 23, 2001 based upon the closing price of our common stock over an eleven trading day period ending that day.

     Since September 30, 2000, we have exchanged approximately $51.7 million aggregate principal amount of our 5 3/4% Convertible Subordinated Notes due 2005 for 1,722,673 shares of our common stock in a number of privately negotiated transactions. Additional non-cash expense related to the exchanges was approximately $2.7 million. The $1.2 million of unamortized debt issue costs related to the 5 3/4% convertible notes exchanged have been charged to additional paid-in capital. As of December 31, 2000, approximately $48.3 million aggregate principal amount of our 5 3/4% convertible notes remain outstanding.

     On December 28, 2000, the FDA accepted our BLA for filing, which triggered a $15.5 million payment from Wyeth. We received the payment from Wyeth on January 2, 2001, and it will appear as revenue in our fourth quarter 2000 financial statements. In addition, to support inventory build-up for 2001, Wyeth paid us $10.0 million in January 2001 as an advance against future amounts that they will owe us under our agreement.

                                  THE OFFERING

Common stock offered.......   3,000,000 shares

Common stock to be
outstanding after this
  offering.................  28,181,051 shares

Use of proceeds............  We intend to use the net proceeds of this offering and the concurrent convertible notes offering, together with other available funds, for operating costs, capital expenditures and working capital needs, including costs associated with FluMist and research and development of other pipeline products.

Concurrent offering........  Concurrently with this offering, we separately are offering $150.0 million aggregate principal amount of % Convertible Subordinated Notes due 2008. The completion of this offering is not contingent upon the completion of the concurrent convertible notes offering.

Nasdaq National Market
symbol.....................  AVIR

     The foregoing information is based on 25,181,051 shares of our common stock outstanding as of December 31, 2000, and excludes:

     - 5,352,619 shares of common stock issuable upon the exercise of outstanding options at a weighted average exercise price per share of $26.04,

     - 438,639 shares issuable upon exercise of outstanding warrants at a weighted average exercise price per share of $16.32,

     - shares issuable upon exercise of a further warrant issuable to the University of Michigan as described in "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview,"

     - shares issuable for aggregate proceeds not in excess of $8.0 million under our financing commitment with Acqua Wellington,

     - 1,564,198 shares issuable upon conversion of $48.3 million principal amount of our 5 3/4% convertible notes,

     - shares issuable upon conversion of the notes being issued, if any, in the concurrent convertible notes offering,

     - 2,451,690 additional shares reserved for future issuance under our stock option plans, and

     - 184,387 additional shares reserved for future issuance under our employee stock purchase plan.

Except as otherwise indicated, all information in this prospectus supplement assumes no exercise of the underwriters' over-allotment option in this offering or in the concurrent convertible notes offering.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The following consolidated statement of operations data for the years ended December 31, 1997 through 1999 are derived from our audited consolidated financial statements. Our audited consolidated financial statements as at December 31, 1998 and 1999 and for each of the three years in the period ended December 31, 1999, are included elsewhere in this prospectus supplement. The consolidated financial data as at September 30, 2000 and for the nine months ended September 30, 1999 and 2000 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus supplement. The summary consolidated financial data set forth below should be read in conjunction with the sections of this prospectus supplement entitled "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our consolidated financial statements and related notes thereto contained elsewhere in this prospectus supplement.

                                                                                NINE MONTHS ENDED
                                                 YEARS ENDED DECEMBER 31,         SEPTEMBER 30,
                                              ------------------------------   -------------------
                                                1997       1998       1999       1999       2000
                                              --------   --------   --------   --------   --------
                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Total revenues..............................  $  1,477   $    745   $ 22,232   $ 19,838   $  7,904
Operating expenses:
  Research and development..................    24,254     46,583     68,212     47,960     54,036
  Acquisition of in-process research and
     development............................        --         --         --         --     10,904
  General, administrative and marketing.....     5,978     10,085     13,159      9,435      9,324
                                              --------   --------   --------   --------   --------
     Total operating expenses...............    30,232     56,668     81,371     57,395     74,264
                                              --------   --------   --------   --------   --------
Loss from operations........................   (28,755)   (55,923)   (59,139)   (37,557)   (66,360)
Interest income, net of interest expense....     2,253      1,121     (2,731)    (1,700)    (1,826)
                                              --------   --------   --------   --------   --------
Net loss....................................  $(26,502)  $(54,802)  $(61,870)  $(39,257)  $(68,186)
                                              ========   ========   ========   ========   ========
Basic and diluted net loss per share(1).....  $  (1.94)  $  (3.49)  $  (3.90)  $  (2.49)  $  (3.42)
                                              ========   ========   ========   ========   ========
Shares used in computing basic and diluted
  net loss per share(1).....................    13,684     15,724     15,848     15,755     19,920
                                              ========   ========   ========   ========   ========

                                                               AS OF SEPTEMBER 30, 2000
                                                    ----------------------------------------------
                                                                                     PRO FORMA
                                                     ACTUAL      PRO FORMA(2)    AS ADJUSTED(2)(3)
                                                    ---------    ------------    -----------------
                                                                    (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash, cash equivalents and short-term
  investments.....................................  $ 121,089     $ 159,689          $ 456,520
Working capital...................................    110,363       146,406            443,237
Total assets......................................    162,470       250,065            551,396
Long-term debt, excluding current portion.........    110,424        90,237            240,237
Accumulated deficit...............................   (251,367)     (254,031)          (254,031)
Total stockholders' equity........................     30,930       133,491            284,822

------------

(1) See note 1 of Notes to Consolidated Financial Statements in this prospectus supplement for an explanation of the methods used to determine the number of shares used to compute per share amounts.

                                                                      (footnotes
appear on following page)

(2) The pro forma data exclude the $15.5 million milestone payment from Wyeth relating to the FDA's acceptance for filing of our BLA for FluMist and the $10.0 million advance from Wyeth and give effect to the following transactions:

    - Since September 30, 2000, we have exchanged approximately $51.7 million aggregate principal amount of our 5 3/4% convertible notes for 1,722,673 shares of our common stock in a number of privately negotiated transactions. Additional non-cash expense related to the exchanges was approximately $2.7 million. The $1.2 million of unamortized debt issue costs related to the 5 3/4% convertible notes exchanged have been charged to additional paid-in capital. As of December 31, 2000, approximately $48.3 million aggregate principal amount of our 5 3/4% convertible notes remain outstanding.

    - On October 12, 2000, we sold 450,000 shares of common stock in a private transaction to Biotech Invest, S.A. at a price of $48.00 per share for net proceeds of $21.6 million.

    - Since September 30, 2000, we have sold a total of 612,307 shares of our common stock to Acqua Wellington under our financing commitment, at an average price per share of $52.26 for net proceeds of $32.0 million.

    - During October 2000 we restructured our manufacturing agreement with Evans. For a discussion of the financial terms of the arrangement, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview."

(3) The pro forma as adjusted data also reflect the net proceeds from the sale of 3,000,000 shares of common stock in this offering at an assumed public offering price of $53.63 per share, which is the reported last sale price of our common stock on January 10, 2001, after deducting estimated underwriting discounts and commissions and estimated offering expenses, and the sale of $150.0 million principal amount of the notes in the concurrent convertible notes offering after deducting estimated underwriting discounts and commissions and estimated offering expenses.

                                  RISK FACTORS

     You should carefully consider the risks described below before making an investment decision. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The risks described below are not the only ones facing our company. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations.

     This prospectus supplement also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of the risks faced by us, including those described below and elsewhere in this prospectus supplement and those incorporated by reference into the prospectuses.

RISKS RELATED TO FLUMIST

     The most significant risks we currently face are those related to the development and commercialization of FluMist. All of our potential near-term revenues are dependent on the commercialization of FluMist. Because of the seasonality of influenza, FluMist must be available in the third or fourth quarter of the year for us to achieve revenues for that season. Delay in availability of FluMist in the initial year of commercialization or in subsequent years could cause us to lose revenues for an entire influenza season and require us to raise additional capital to cover the costs of additional research and development, manufacturing and ongoing fixed costs. In addition, we may incur significant losses as a result of our decision to begin manufacturing FluMist at commercial scale for use in the 2001 - 2002 influenza season before receipt of marketing approval from the FDA.

IF THE FDA FINDS THAT OUR BLA FOR FLUMIST DOES NOT SUPPORT APPROVAL FOR MARKETING, COMMERCIALIZATION OF FLUMIST MAY BE DELAYED BY ONE OR MORE INFLUENZA SEASONS.

     On December 28, 2000, the FDA accepted our BLA for FluMist for filing. If the FDA finds that the validation, clinical or other required data in our BLA is insufficient, the FDA could require corrective action or additional data, which could delay or prevent approval. In November 1999, we announced that we would not submit a BLA for FluMist in 1999 due to inconsistent test results observed during the manufacturing process validation exercises. We concluded after investigation that the inconsistencies were only associated with certain assays, or tests, and not associated with FluMist or the manufacturing process. Although we believe we have addressed these issues to ensure consistent assay performance at commercial scale, the FDA may find our BLA for FluMist does not support approval for marketing for other reasons.

     We are initially seeking FDA approval for use of FluMist in healthy children and healthy adults. The FDA may not find our clinical data adequate to support use in any particular group and may exclude any segment of the population. The FDA may request additional clinical data to support the safety or efficacy of FluMist in some or all of those population segments. We may be required to commence and complete additional clinical trials to generate additional data to support product approval for one or more of our target populations, which may lead to substantial delay in FluMist approval or prevent it from being approved for any of those population segments. Moreover, although FluMist has been generally well tolerated in clinical trials to date, we are continuing to conduct clinical trials and cannot exclude the possibility that serious adverse events related to use of the vaccine might occur in the future.

IF THE FDA DETERMINES THAT OUR MANUFACTURING FACILITIES ARE NOT ADEQUATE, EITHER BEFORE OR AFTER RECEIPT OF FDA MARKETING APPROVAL, WE MAY LOSE THE ABILITY TO MANUFACTURE AND SELL FLUMIST FOR ONE OR MORE INFLUENZA SEASONS.

     As part of the BLA approval process and on an ongoing basis thereafter, the FDA is likely to inspect each of the facilities involved in manufacturing FluMist. FDA inspectors may find deficiencies in the facilities or processes that may delay or prevent FluMist marketing approval. Even if the FDA approves FluMist for marketing, FDA inspectors could find deficiencies during future inspections and we may lose the ability to manufacture and sell FluMist for one or more influenza seasons.

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     Several key stages of the FluMist manufacturing process take place in a facility located in the U.K. This facility was formerly owned by Celltech Medeva, or Medeva, the international marketing arm of Celltech Group Plc, but has since been acquired by Evans. In October 2000, we leased from Evans the section of the facility where the manufacture of FluMist takes place so that we can have direct control over the FluMist manufacturing operations. In November 1999, Medeva notified us that it received a warning letter from the FDA regarding the entire facility. Some of the comments in the letter referred to the general utility systems in the facility, such as water and clean steam, which are shared by us and are used to prepare supplies used in the manufacture of FluMist. We have been assured by Evans that it has taken or is taking the necessary steps to bring its systems and facility into compliance, and it is working with the FDA to fulfill that objective. We believe that Evans has taken the necessary steps to bring the relevant general utility systems into compliance. However, we have also begun to implement plans to minimize our dependence on these utilities. Those plans, some of which will require FDA approval, involve the use of supplies, which will reduce our reliance on the shared utility systems at Evans.

IF WE ARE UNABLE TO PERFORM THE COMPLEX ANNUAL UPDATE OF THE FLUMIST FORMULATION FOR NEW INFLUENZA STRAINS IN A TIMELY MANNER, OUR SALES FOR THAT YEAR WILL BE LIMITED OR WE MAY HAVE NO SALES AT ALL.

     Early each year, the FDA determines which influenza strains will be included in the upcoming season's vaccines. After the FDA selects the strains, we will have approximately six months to include the selected strains and manufacture FluMist for use in the upcoming influenza season. Major factors that may delay availability of FluMist each year are:

     - the FDA may delay its selection of strains for a given influenza season;

     - we may experience difficulty or delay in the technically demanding process we follow each year to update the formulation of FluMist;

     - the FDA could require as a release test a brief clinical trial designed to confirm the safety and/or activity (immune response) of the vaccine including the new strains selected for that particular year; and

     - as with other vaccine manufacturers, the FDA will conduct tests on each lot of vaccine to enter the market. If for some reason these tests are delayed, it could have a material adverse effect on supplies of FluMist to the market.

IF WE HAVE DIFFICULTIES WITH OUR MANUFACTURING PROCESS, WE MAY NOT HAVE SUFFICIENT QUANTITIES OF VACCINE TO ASSURE AVAILABILITY.

     We may not have sufficient quantities of vaccine in time to assure availability for the season due to problems with updated strains or performance of suppliers. Following inoculation with our updated influenza strains, bulk vaccine is harvested from special hens' eggs. We are currently dependent on a single supplier for an adequate and timely supply of eggs.

     We may have difficulty with the blending, filling and packaging of FluMist. The bulk vaccine for three strains of influenza must be diluted and blended together prior to filling the nasal spray device. We depend upon a single supplier for our nasal spray device. We also depend upon our packaging contractor for packaging of the vaccine.

     The FluMist manufacturing process is labor intensive and must be conducted under strict controls and tight timelines. The vaccine is subject to strict quality control testing during all phases of production and prior to release. Any quality control testing failures could lead to a reduction in the available supply of FluMist.

WE DO NOT HAVE EXPERIENCE IN MANUFACTURING FLUMIST AT A SUSTAINED COMMERCIAL SCALE AND MAY ENCOUNTER UNANTICIPATED DIFFICULTIES IN ITS MANUFACTURE.

     As anticipated with any business' scaling-up, our costs associated with the manufacture of FluMist at a sustained commercial scale initially will be high. We may not be able to manufacture FluMist as planned and benefit as anticipated from economies of scale. Prior to our October 2000 lease of the U.K. facility, we had arrangements with an experienced vaccine manufacturer to produce FluMist on a contract basis. Although we leased the U.K. manufacturing facility in order to have direct control over the FluMist manufacturing and regulatory approval process, and although we hired the approximately 100 Evans employees who have been responsible for FluMist manufacturing, we have not manufactured FluMist at a sustained commercial scale.

IT IS TIME-CONSUMING AND EXPENSIVE TO INCREASE MANUFACTURING CAPACITY, WHICH MAY LEAD TO UNEVEN REVENUE GROWTH.

     We initially may be capacity constrained in our supply of vaccine. It is time-consuming and expensive to increase manufacturing capacity. In order to secure future production capacity, we may extend and expand existing arrangements, collaborate with other third parties, or establish additional manufacturing facilities. Using an alternative supplier or building a new facility would require a substantial amount of funds and additional clinical trials and testing. We cannot be sure that an additional source of supply will be established on a timely basis, or that we will have or be able to obtain funds sufficient for building or equipping a new facility. If we are unable to increase our manufacturing capacity, any annual revenue growth may be uneven.

THE SUCCESS OF FLUMIST IS HIGHLY DEPENDENT ON OUR PARTNER, WYETH LEDERLE VACCINES, OR WYETH, FOR MARKETING, PROMOTION, SALES AND DISTRIBUTION ACTIVITIES.

     We have entered into an exclusive agreement with Wyeth to co-promote, sell, and distribute FluMist in the United States. We believe that for FluMist to be widely adopted, the efforts of an experienced pharmaceutical sales force are needed. If Wyeth fails to devote appropriate resources to promote, sell and distribute FluMist, sales of FluMist could be reduced. Distribution of FluMist will be challenging for several reasons. First, influenza vaccine is a seasonal product with a shipping period between August and January. Second, FluMist is a frozen product and must remain frozen under recommended storage conditions prior to use. Although Wyeth has a distribution system that supports frozen vaccines, if it does not manage these distribution challenges our revenues could be reduced. Furthermore, if we do not achieve timely licensure for the sale of frozen FluMist in the United States, then Wyeth has the option to terminate our agreement.

     Wyeth currently participates in the development of a liquid formula of FluMist, which will be important if FluMist is to be accepted outside of the United States. Wyeth will also participate in the manufacturing, promotion, sales and distribution of the liquid formulation. If Wyeth does not devote sufficient resources to the development and commercialization of this formulation, its commercial availability will be delayed.

     The aggregate amount of license fees, milestone payments and financing support due from Wyeth to us under this agreement could exceed $400 million, of which we have received $50.5 million to date. If Wyeth breaches or terminates its agreement with us or otherwise fails to conduct its FluMist related activities in a timely manner or if there is a dispute about its obligations, we may lose some or all of the above remaining payments and may need to seek another partner. Additionally, the manufacturing and sale of FluMist could be delayed, reduced or become substantially more expensive for us to achieve.

IF MEDICAL ADVISORY BODIES, DOCTORS, AND OTHER HEALTH CARE PROVIDERS DO NOT RECOMMEND FLUMIST ITS MARKET OPPORTUNITY WILL BE LIMITED.

     We believe recommendations from advisory bodies such as the Advisory Committee on Immunization Practices of the Centers for Disease Control and Prevention, or CDC, and the American Academy of Pediatrics will be important to encourage doctors and other healthcare providers to recommend FluMist. If these bodies do not recommend FluMist, the product's market opportunity will be limited. We will also need to educate doctors and other healthcare advisors of the safety and clinical efficacy of FluMist and its potential advantages over other influenza vaccines.

WHETHER OR NOT DOCTORS, OTHER HEALTH CARE PROVIDERS AND MEDICAL ADVISORY BODIES RECOMMEND FLUMIST, IF THE MARKET DOES NOT ACCEPT FLUMIST, OUR SALES WILL BE REDUCED.

     FluMist acceptance may be limited by a number of factors, including:

     - perceived clinical benefit of competing influenza vaccines, including the flu shot, and other influenza related products;

     - unfavorable publicity concerning other vaccines;

     - pricing of FluMist;

     - difficulties in consumer access to FluMist;

     - reimbursement polices of government and third-party payors;

     - side effects, such as the runny nose, sore throat or fever seen in some clinical trial participants; and

     - the requirement of frozen storage capacity by those distributing and administering the vaccine.

WE FACE COMPETITION FROM COMPANIES WITH SUBSTANTIAL FINANCIAL, TECHNICAL AND MARKETING RESOURCES, WHICH COULD SERIOUSLY LIMIT OUR FUTURE REVENUES FROM FLUMIST.

     FluMist will be competing against the flu shot, which is sold by established pharmaceutical companies, including Wyeth, Evans and Aventis-Pasteur, Inc.

     We also operate in a rapidly evolving field. Other companies are working to improve the clinical profile of flu shots. In addition, we are aware of efforts to develop non-injectable influenza vaccines that would be more directly competitive with FluMist. For example:

     - a nasally administered inactivated vaccine is being developed by Biovector Therapeutics, S.A. and Biochem Pharma, Inc. which has been licensed to SmithKline Beecham Biologicals, S.A., or SmithKline Beecham;

     - a nasally administered inactivated vaccine has been developed by Swiss Serum Berna which has been licensed for sale in Switzerland; and

     - a nasally administered live influenza vaccine has been developed and used in Russia.

     In 1999, the FDA approved two new products for the treatment of influenza: zanamivir and oseltamivir. Zanamivir is marketed as Relenza and is sold by Glaxo Wellcome Plc, and oseltamivir is marketed as Tamiflu and is sold by Roche Holdings AG, or Roche. These products inhibit the ability of the influenza virus to replicate. Both zanamivir, delivered via an inhaled powder, and oseltamivir, a pill, were approved for influenza treatment. When administered within two days of contracting influenza, zanamivir and oseltamivir may reduce the duration of influenza by approximately one day. Clinical data also has shown that taking zanamivir or oseltamivir daily for a period of time during the influenza season can have a preventative effect. Recently, Roche received approval to market and sell oseltamivir for the prevention of influenza in individuals over the age of thirteen.

THE FLUMIST MASTER DONOR STRAINS ARE NOT PROTECTED BY PATENTS AND IF THE STRAINS ARE DUPLICATED, THIRD PARTIES MAY BE ABLE TO DEVELOP, MARKET AND SELL A COMPETING VACCINE.

     We have no issued patents covering the FluMist master donor strains. Our rights to the master donor strains are substantially based on (1) an exclusive worldwide license of materials and know-how from the University of Michigan, which owns the master donor strains from which our vaccine is derived; and (2) an exclusive license of know-how and clinical trial data from the National Institutes of Health, or NIH. Neither the University of Michigan nor the NIH has been issued any patents covering the master donor strains. A third party may gain access by some means to the University of Michigan master donor strains and attempt to reproduce FluMist or develop another live virus influenza vaccine that might be comparable to FluMist in terms of safety and effectiveness.

WE MAY INCUR SIGNIFICANT LOSSES AS THE RESULT OF OUR DECISION TO MANUFACTURE FLUMIST FOR COMMERCIAL USE BEFORE RECEIVING LICENSURE.

     The manufacturing of FluMist is a complex process, containing multiple steps over a period of many months. Therefore, in anticipation of licensure in time to participate in the 2001 - 2002 influenza season, we already have begun manufacturing FluMist for commercial use. The costs associated with our decision to manufacture will increase at an increasing rate as the year progresses. However, there is no guaranty that FluMist will be licensed for sale during any portion of the 2001 - 2002 influenza season, if at all. If the product is not approved for marketing in time to allow a launch during the 2001 - 2002 influenza season, we will not receive any revenue from FluMist sales during the same influenza season. Furthermore, because one or more viral strains used in all influenza vaccines may change annually, we may not be able to utilize, during a subsequent influenza season, any components of FluMist that we are currently manufacturing.

FAILURE TO RAISE ADDITIONAL CAPITAL COULD DELAY FLUMIST COMMERCIALIZATION AND DELAY THE DEVELOPMENT OF A LIQUID FORMULATION OF FLUMIST AND OF OUR OTHER POTENTIAL PRODUCTS.

     Our operations to date have consumed substantial and increasing amounts of cash. As of September 30, 2000, we have an accumulated deficit of approximately $251.4 million. The negative cash flow from operations is expected to continue and to accelerate in the foreseeable future. The commercialization of FluMist requires substantial funds for manufacturing, continued clinical trial efforts and other commercialization activities. For the nine months ended September 30, 2000, our research and development expenses and our general, administrative and marketing expenses amounted to $54.0 million and $9.3 million, respectively. We expect to continue to incur significant operating expenses. We also expect to spend a substantial amount to develop a liquid formulation of FluMist. In addition, we expect to continue funding the research, preclinical testing and clinical trials necessary to develop our early-stage products.

     As of September 30, 2000, we have raised $390.3 million since inception through financing activities, such as sales of equity, convertible debt securities, and other debt financing, which includes $127.3 million raised from equity financing during the nine month period ended September 30, 2000. Additionally, our current revenues are comprised primarily of amounts earned as milestone payments and expense reimbursements under our FluMist collaboration agreement with Wyeth, and other revenues from other contracts and research grants. For the nine-month period ended September 30, 2000, our revenues amounted to $7.9 million, which primarily consisted of expense reimbursements under our agreement with Wyeth.

     Our future revenues will depend largely on the success of these collaboration arrangements, contracts and research grants. With respect to our collaboration agreement with Wyeth, our rights to receive milestone payments are all "event-driven." These payments are earned only upon our successful completion of specific activities. We cannot be certain whether these milestone payments will be realized. Under our agreement with Wyeth, we received a milestone payment in the amount of $15.5 million, which became due upon the acceptance by the FDA for filing of our BLA on December 28, 2000. Another milestone payment of $20.0 million is due upon obtaining FDA marketing approval for FluMist. The timing of receipt of this payment will depend on the progress of the regulatory review of the BLA. Additional milestone payments related to the application submission and approval of FluMist for marketing in international markets, for expansions in labeling claims, for policy recommendations, and for the liquid formulation are dependent upon future governmental approvals or recommendations by medical advisory bodies and we will not receive these payments until these activities are successfully completed at some time after 2001.

     Additionally, due to the seasonal nature of FluMist, cash will not be generated from product sales until late each year or early in the following year. Accordingly, a significant amount of working capital will be required each year to provide for the payment of expenditures associated with the manufacturing of inventory and other operating and capital needs in advance of any product sales.

     Currently, we expect our existing cash, cash equivalents, short term investments, and proceeds generated from our collaborative arrangements and financing commitments, without regard to proceeds received in this offering or the concurrent convertible notes offering, will enable us to maintain our current and planned operations through 2001. Our future capital requirements will depend upon many factors, including:

     - the ability to successfully complete activities necessary to earn milestones under our collaborative agreements and the timing of receipt of these milestones;

     - the time and costs involved in obtaining regulatory approvals;

     - the ability to successfully launch FluMist in the United States;

     - continued scientific progress in the research and development of our technology and vaccine programs;

     - the size and complexity of these programs;

     - our ability to establish and maintain collaborative arrangements;

     - progress with preclinical testing and clinical trials;

     - the cost involved in preparing, filing, prosecuting, maintaining and enforcing patent claims;

     - the cost of constructing additional manufacturing facilities; and

     - product commercialization activities, which may require us to seek additional funding.

     If adequate funds are not available, whether through our financing commitments, additional funding or our current capital sources, such as our collaboration arrangements, the commercialization of FluMist and the development of a liquid formulation of FluMist may be delayed, and we may be required to delay, reduce the scope of, or eliminate one or more of our research or development programs for our other products. We may also be required to obtain funds through collaborative agreements with others that may require us to relinquish rights to certain of our technologies, product candidates or products we would otherwise seek to develop or commercialize ourselves. If additional funds are raised by issuing equity or convertible securities, the percentage ownership in Aviron held by existing stockholders will be reduced.

IF WE ARE UNABLE TO ATTRACT, RETAIN AND MAINTAIN GOOD RELATIONS WITH QUALIFIED PERSONNEL IN EACH OF OUR THREE LOCATIONS, OUR ABILITY TO COMMERCIALIZE FLUMIST AND DEVELOP A LIQUID FORMULATION OF FLUMIST MAY BE DELAYED.

     Attracting and retaining significant additional qualified personnel will be critical to our success. To pursue the development and commercialization of FluMist, we will be required to hire additional qualified personnel at appropriate locations, especially those with expertise in development, commercial-scale manufacturing and quality functions. Expansion in these areas is also expected to require the addition of management personnel and the development of additional expertise by existing management personnel. We face competition for qualified individuals from numerous pharmaceutical, biopharmaceutical and biotechnology companies.

     Also, some Aviron employees are members of labor unions. Labor actions by these unions and/or these employees could require us to cease or curtail operations at affected locations.

SOME OF OUR CRITICAL MANUFACTURING FACILITIES FOR FLUMIST ARE LOCATED NEAR KNOWN EARTHQUAKE FAULT ZONES AND THE OCCURRENCE OF AN EARTHQUAKE, OR OTHER CATASTROPHIC DISASTER, COULD CAUSE DAMAGE TO OUR FACILITIES AND EQUIPMENT, WHICH COULD REQUIRE US TO CEASE OR CURTAIL OPERATIONS.

     The first of three steps in the FluMist manufacturing process takes place at our facility in Mountain View, California. This manufacturing facility is located in a known earthquake fault zone. Should an earthquake or other type of disaster, including fire, flood, power loss, communication failure, or similar events, disable these facilities, there are no readily available alternative facilities which meet the current good manufacturing practice standards required by the FDA. Therefore, should these facilities be disabled, the ability to manufacture and sell FluMist could be lost for one or more influenza seasons.

     The second step in the FluMist manufacturing process takes place at our facilities in the U.K., and the third step in the process takes place in Philadelphia, Pennsylvania. Should an earthquake or other type of disaster, including fire, flood, power loss, communication failure, or similar events, disable these facilities,

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there are no readily available alternative facilities which meet the current good manufacturing practice standards required by the FDA. Therefore, should either or both of these facilities be disabled for any reason, the ability to manufacture and sell FluMist could be lost for one or more influenza seasons.

FAILURE TO INTEGRATE EFFECTIVELY THE ACTIVITIES OF OUR NEW U.K. OPERATIONS WITH OUR EXISTING OPERATIONS IN
PENNSYLVANIA AND CALIFORNIA COULD SIGNIFICANTLY HINDER OUR ABILITY TO EFFECTIVELY DEVELOP, MANUFACTURE AND
COMMERCIALIZE FLUMIST AND ULTIMATELY GENERATE REVENUE.

     In October 2000, we restructured the contract manufacturing agreement previously in place with Evans for bulk manufacture of FluMist in the Speke, U.K. facility. The new agreement, which runs through June 2006, transferred responsibility for bulk manufacture of FluMist and transferred approximately 100 Evans employees to Aviron UK Ltd., our wholly-owned U.K. subsidiary. The coordination of operations at our three sites is critical to manufacturing FluMist. Our management must expend significant effort in order to integrate the people, processes, technology and activities of this new site into our existing operations. However, our management, as a team, has limited experience in coordinating the operations of a substantial foreign subsidiary with domestic operations. If our California, Pennsylvania and U.K. locations do not integrate effectively, the development, manufacture and commercialization of FluMist could be negatively impacted.

OTHER RISKS RELATED TO OUR COMPANY

SAFETY OF VACCINES CAN ONLY BE DETERMINED AFTER WIDESPREAD USE IN THE
POPULATION.

     A vaccine could be licensed by the FDA and still be associated with adverse events which reduce or eliminate revenue. For example, in 1998 the FDA approved the use of a vaccine to prevent infant diarrhea, but the product was subsequently withdrawn from the market due to a possible link between a serious bowel disorder and the vaccine. This adverse event occurred at a frequency that was not detectable in a typical clinical development program. In addition, there are a number of theoretical risks related to live virus vaccines, including changing back to the naturally occurring, or wild type, and re-combining to form a new strain which may cause disease. Also, because of the way it works, a weakened live virus could make an individual more susceptible to secondary infection. In addition, a weakened live virus could cause disease resembling a wild-type virus infection in people with an immune system that is not working properly because of a pre-existing disease, HIV infection or drug treatment for cancer or organ transplantation. The potential for serious adverse events after introduction to the market is an issue for all vaccines, including FluMist.

OTHER THAN FLUMIST, OUR PRODUCT CANDIDATES ARE AT EARLY STAGES OF DEVELOPMENT, AND IF WE ARE UNABLE TO DEVELOP AND COMMERCIALIZE PRODUCTS SUCCESSFULLY, WE WILL NOT GENERATE REVENUES FROM THESE PRODUCTS.

     To date, none of our product candidates has been commercialized. Other than FluMist, all of our product candidates are in early stages of development. We face the risk of failure normally found in developing biotechnology products based on new technologies. Successfully developing, manufacturing, introducing and marketing our early-stage product candidates will require several years and substantial additional capital. Currently, we do not have facilities to manufacture these vaccine product candidates for use in late-stage clinical trials. Moreover, we must demonstrate safety and efficacy and gain regulatory approval for these products. In addition, several companies are developing products that would compete with our early-stage products.

WE MAY NOT RECEIVE PATENT PROTECTION FOR OUR POTENTIAL PRODUCTS AND MANUFACTURING PROCESSES.

     Our success depends to a significant degree upon our ability to develop proprietary products. We seek to protect our technology and potential products, when possible, with patents and trade secrets. Since patent applications in the United States are maintained in secrecy until patents issue and since publication of discoveries in the scientific or patent literature often lag behind actual discoveries, we cannot be certain that we were the first to make the inventions covered by each of our pending patent applications or that we were the first to file patent applications for these inventions. The patent positions of biotechnology and pharmaceutical companies can be highly uncertain and involve complex legal and factual questions. Therefore, the breadth of claims allowed in biotechnology and pharmaceutical patents, or their enforceability, cannot be predicted. We cannot be sure that any of our owned or licensed patents or patent applications will issue or, if issued, will not be invalidated or circumvented, or that the rights granted by them will provide any protection or competitive advantages to us.

     We own or have exclusive licenses to various issued patents and pending patent applications both in the United States Patent and Trademark Office and in several foreign patent offices. We attempt, when possible, to obtain exclusive patent protection covering each potential product we are developing. There can be no assurance that each product we are developing will be protected by or protectable by issued patents in any or all countries in which we intend to market the product, if approved for sale by regulatory authorities. We have no issued patents covering the FluMist master donor strains. Our rights to the master donor strains are substantially based on (1) an exclusive worldwide license of materials and know-how from the University of Michigan, which owns the master donor strains from which our vaccine is derived, and (2) an exclusive license of know-how and clinical trial data from the NIH. We have no issued patents covering the bovine parainfluenza strain we are developing. Our rights to the bovine parainfluenza strain are substantially based on an exclusive, worldwide Biological Materials License of materials, clinical data and research information from the United States Public Health Service. We do have issued patents and/or pending patent applications in the United States and abroad which we believe will provide patent protection for our cytomegalovirus, herpes simplex virus, respiratory syncytial virus, or RSV, and recombinant parainfluenza virus type-3, or PIV-3, program technologies.

     The European Patent Office has informed us of its intention to deny claims relating to methods and compositions of recombinant non-segmented negative-strand RNA viruses contained in one of our granted European patents. Although this decision will not affect our FluMist cold-adapted influenza product, it may affect the European patent protection afforded our other vaccine candidates, including recombinant RSV and recombinant PIV-3.

OUR PRODUCTS COULD INFRINGE ON INTELLECTUAL PROPERTY RIGHTS OF OTHERS, CAUSING COSTLY LITIGATION AND THE LOSS OF SIGNIFICANT RIGHTS.

     Our success will also depend upon us not infringing patents issued to others. A number of pharmaceutical companies, biotechnology companies, universities and research institutions have filed patent applications or received patents in the areas of our research and development programs. Some of these patent applications or patents may limit the scope of claims issuing from our patent applications, prevent certain claims from being issued, or conflict in certain respects with claims made under our applications.

OUR BUSINESS EXPOSES US TO PRODUCT LIABILITY CLAIMS AND THE DEFENSE OR LOSS OF ANY SUCH CLAIM COULD BE COSTLY.

     Our business exposes us to potential product liability risks that are inherent in the testing, manufacturing and marketing of vaccines. We have obtained clinical trial liability insurance for our clinical trials. We also intend to seek product liability insurance in the future for products approved for marketing. However, we cannot be sure that we will be able to acquire or maintain insurance at a reasonable cost or in sufficient amounts to protect us from liability risks. A successful product liability claim or a series of claims brought against us could seriously harm our business. We intend to seek inclusion of some of our products in the United States National Vaccine Injury Compensation Program, a no-fault compensation program for claims against vaccine manufacturers, which administers a trust funded by excise taxes on sales of a number of recommended childhood vaccines. We cannot be sure that this government program will continue or that our proposed vaccines will be included in the program.

WE USE HAZARDOUS MATERIALS IN OUR BUSINESS AND AN ACCIDENT COULD BE COSTLY.

     Our business activities involve the controlled use of hazardous materials, chemicals, various radioactive substances and viruses. Although we believe that our safety procedures for handling and disposing of these materials comply with state and federal regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, we could be held liable for any damages that result and any such liability would seriously harm our business. In addition, we may incur substantial costs to comply with environmental regulations if we develop manufacturing capacity.

RISKS RELATED TO THIS OFFERING

OUR STOCK PRICE CONTINUES TO EXPERIENCE LARGE SHORT-TERM FLUCTUATIONS.

     The market price of our common stock has fluctuated significantly to date. These price fluctuations have been rapid and severe. The market price of the common stock may fluctuate significantly in response to the following factors, most of which are beyond our control:

     - variations in our quarterly operating results;

     - changes in securities analysts' estimates of our financial performance;

     - changes in market valuations of similar companies;

     - announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

     - additions or departures of key personnel;

     - future sales of notes and common stock;

     - announcements by us or our competitors of technological innovations of new therapeutic products, clinical trial results, and developments in patent or other proprietary rights;

     - announcements regarding government regulations, public concern as to the safety of drugs developed by us or others or changes in reimbursement policies; and

     - fluctuations in stock market price and volume, which are particularly common among securities of biopharmaceutical companies.

WE ARE AT RISK OF SECURITIES CLASS ACTION LITIGATION DUE TO OUR EXPECTED STOCK PRICE VOLATILITY.

     In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because biopharmaceutical companies have experienced greater than average stock price volatility in recent years and, as a result, have been subject to, on average, a greater number of securities class action claims than companies in other industries. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs and divert management's attention and resources, and could seriously harm our business.

WE HAVE IMPLEMENTED PROVISIONS IN OUR CHARTER DOCUMENTS THAT MAY ULTIMATELY DELAY, DISCOURAGE OR PREVENT A CHANGE IN MANAGEMENT OR CONTROL OF AVIRON.

     Provisions of our amended and restated certificate of incorporation and bylaws could make it more difficult for our stockholders to replace or remove our directors, or to effect any corporate action. These provisions include those which:

     - establish a classified board of directors requiring that members of only one of the three classes of directors be elected at one time;

     - prohibit cumulative voting in the election of directors, which would otherwise allow less than a majority of stockholders to elect director candidates;

     - prohibit holders of less than ten percent of our outstanding capital stock from calling special meetings of stockholders;

     - prohibit stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of our stockholders; and

     - establish advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

     Some of the above provisions may also have possible anti-takeover effects, which may make an acquisition of Aviron by a third party more difficult, even if such an acquisition could be beneficial to our stockholders. Additionally, our share purchase rights plan, commonly referred to as a "poison pill," and the terms of our stock option plans, may discourage or delay a change in control of Aviron.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Some of the statements in the sections entitled "Prospectus Supplement Summary," "Risk Factors," "Use of Proceeds," and elsewhere in this prospectus supplement constitute forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our or our industry's results, levels of activity, or achievements to be materially different from any future results, levels of activity or achievements expressed or implied by such forward-looking statements. Such factors include, among others, those listed under "Risk Factors" and elsewhere in this prospectus supplement.

     In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "intend," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential," or "continue," or the negative of such terms or other comparable terminology.

     Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, events, and levels of activity, performance or achievements. Except as may be required by law, we undertake no obligation to publicly update any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

                                USE OF PROCEEDS

     We estimate that the net proceeds from the sale of the 3,000,000 shares of common stock that we are offering will be approximately $151.3 million, based on an assumed public offering price of $53.63 per share, which is the reported last sale price of our common stock on January 10, 2001, after deducting estimated underwriting discounts and commissions and estimated offering expenses. If the underwriters exercise their option to purchase 450,000 additional shares in this offering, we estimate the aggregate net proceeds to us will be approximately $164.1 million. We will not receive any of the proceeds from the sale of shares of our common stock offered by stockholders selling shares as a portion of the underwriters' over-allotment option. Concurrently with this offering, we are
offering $150.0 million principal amount of   % convertible subordinated notes
due 2008. We estimate that the net proceeds from the sale of the notes in the concurrent convertible notes offering will be approximately $145.5 million after deducting estimated underwriting discounts and commissions and estimated offering expenses. If the underwriters exercise their option to purchase additional notes in the concurrent convertible notes offering, we estimate the aggregate net proceeds to us will be approximately $167.3 million. The completion of this offering is not contingent upon the completion of the concurrent convertible notes offering.

     We intend to use the net proceeds of this offering and the concurrent convertible notes offering, together with other available funds, for operating costs, capital expenditures and working capital needs, which may include the following:

     - producing and testing vaccine lots;

     - the manufacture and commercialization of FluMist in its current formulation;

     - potential development of additional manufacturing capacity;

     - development of liquid FluMist and other future formulations of FluMist;

     - research and development of other pipeline products;

     - clinical trials for FluMist and other pipeline products;

     - costs of regulatory activities associated with FluMist, both in the U.S. and abroad;

     - development of the infrastructure necessary to support the above activities; and

     - other general corporate purposes.

     We have not identified the amounts we plan to spend on each of these areas or the timing of such expenditures. Proceeds of this offering and the concurrent convertible notes offering may also be used to acquire companies, technologies or products that complement our business, although we are not planning or negotiating any such transactions as of the date of this prospectus supplement. The amounts actually expended for each purpose may vary significantly depending upon numerous factors, including the amount and timing of the proceeds from this offering and the concurrent convertible notes offering, progress with the regulatory review, manufacture and commercialization of FluMist and progress with our other development programs. Expenditures will also depend upon the establishment of collaborative arrangements with other companies, the availability of additional financing and other factors.

                          PRICE RANGE OF COMMON STOCK

     Our common stock is quoted on the Nasdaq National Market under the symbol "AVIR." As of January 10, 2001, we had approximately 330 stockholders of record.

     The following table sets forth the high and low per share sales prices for the common stock as quoted on the Nasdaq National Market for each period indicated:

                                                               HIGH      LOW
                                                              ------    ------
YEAR ENDED DECEMBER 31, 1999
First Quarter...............................................  $26.75    $17.50
Second Quarter..............................................   28.75     17.13
Third Quarter...............................................   34.06     21.00
Fourth Quarter..............................................   28.75     14.81
YEAR ENDED DECEMBER 31, 2000
First Quarter...............................................  $54.38    $15.00
Second Quarter..............................................   35.00     21.00
Third Quarter...............................................   59.00     27.56
Fourth Quarter..............................................   70.61     46.00
YEAR ENDED DECEMBER 31, 2001
First Quarter (through January 10)..........................  $67.81    $49.13

     On January 10, 2001, the reported last sale price of our common stock on the Nasdaq National Market was $53.63 per share.

                                DIVIDEND POLICY

     We have never paid any cash dividends on our common stock and do not expect to pay cash dividends for the foreseeable future.

                                 CAPITALIZATION

     The following table presents our unaudited cash and capitalization as of September 30, 2000 on:

     - an actual basis,

     - a pro forma basis giving effect to all of the transactions listed in note 2 to the Summary Consolidated Financial Data, and

     - a pro forma as adjusted basis to give effect to this offering and the concurrent convertible notes offering.

                                                                AS OF SEPTEMBER 30, 2000
                                                          -------------------------------------
                                                                                     PRO FORMA
                                                           ACTUAL      PRO FORMA    AS ADJUSTED
                                                          ---------    ---------    -----------
                                                                     (IN THOUSANDS)
Cash, cash equivalents and short-term investments.......  $ 121,089    $ 159,689     $ 456,520
                                                          =========    =========     =========
Short-term debt, including current portion..............  $   2,954    $   5,511     $   5,511
                                                          =========    =========     =========
Long-term debt:
  Notes payable, excluding current portion..............  $  10,424    $  10,424     $  10,424
  Obligations to Evans, excluding current portion.......         --       31,473        31,473
  5 3/4% Convertible Subordinated Notes due 2005........    100,000       48,340        48,340
     % Convertible Subordinated Notes due 2008..........         --           --       150,000
                                                          ---------    ---------     ---------
     Total long-term debt...............................    110,424       90,237       240,237
                                                          ---------    ---------     ---------
Stockholders' equity:
  Preferred Stock, $0.001 par value; 5,000,000 shares
     authorized, issuable in series; none outstanding...         --           --            --
  Common Stock, $0.001 par value; 100,000,000 shares
     authorized; 22,223,828 shares outstanding actual;
     25,008,808 shares outstanding pro forma; 28,008,808
     shares outstanding pro forma as adjusted...........         22           25            28
  Additional paid-in capital............................    282,350      387,572       538,900
  Notes receivable from stockholders....................        (50)         (50)          (50)
  Deferred compensation.................................        (25)         (25)          (25)
  Accumulated deficit...................................   (251,367)    (254,031)     (254,031)
                                                          ---------    ---------     ---------
     Total stockholders' equity.........................     30,930      133,491       284,822
                                                          ---------    ---------     ---------
       Total capitalization.............................  $ 141,354    $ 223,728     $ 525,059
                                                          =========    =========     =========

                                    DILUTION

     As of September 30, 2000, our pro forma net tangible book value was approximately $82.6 million, or approximately $3.30 per share. Pro forma net tangible book value per share represents the amount of our total consolidated tangible assets less total consolidated liabilities divided by the 25,008,808 shares of our common stock outstanding as of September 30, 2000 on a pro forma basis, after giving effect to all of the transactions listed in note 2 to the Summary Consolidated Financial Data. After giving effect to our sale of 3,000,000 shares of common stock in this offering at the assumed offering price of $53.63 per share and our concurrent convertible notes offering, in each case after deducting estimated underwriting discounts and commissions and estimated offering costs, the pro forma net tangible book value as of September 30, 2000 would have been approximately $233.9 million or approximately $8.35 per share. This represents an immediate increase in net tangible book value of $5.05 per share to existing stockholders and an immediate dilution in net tangible book value of $45.28 per share to new investors purchasing shares of common stock at the assumed offering price.

     The following table illustrates this dilution on a per share basis:

Assumed public offering price per share.....................               $   53.63
  Pro forma net tangible book value per share at September
     30, 2000...............................................  $    3.30
  Increase per share attributable to new investors..........       5.05
                                                              ---------
Pro forma as adjusted net tangible book value per share
  after this offering and the concurrent convertible notes
  offering..................................................                    8.35
                                                                           ---------
Dilution per share to new investors in this offering........               $   45.28
                                                                           =========

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following consolidated statement of operations and consolidated balance sheet data as at and for the years ended December 31, 1995 through 1999 are derived from our audited consolidated financial statements. Our audited consolidated financial statements at December 31, 1998 and 1999 and for each of the three years in the period ended December 31, 1999, are included elsewhere in this prospectus supplement. The consolidated financial data as at September 30, 2000 and for the nine months ended September 30, 1999 and 2000 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus supplement. You should read our selected consolidated financial data set forth below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes thereto contained elsewhere in this prospectus supplement.

                                                                                             NINE MONTHS ENDED
                                                   YEAR ENDED DECEMBER 31,                     SEPTEMBER 30,
                                     ----------------------------------------------------   -------------------
                                       1995       1996       1997       1998       1999       1999       2000
                                     --------   --------   --------   --------   --------   --------   --------
                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
Total revenues.....................  $  1,707   $  1,625   $  1,477   $    745   $ 22,232   $ 19,838   $  7,904
Operating expenses:
  Research and development.........    10,220     14,997     24,254     46,583     68,212     47,960     54,036
  Acquisition of in-process
    research and development.......        --         --         --         --         --         --     10,904
  General, administrative and
    marketing......................     3,252      4,595      5,978     10,085     13,159      9,435      9,324
                                     --------   --------   --------   --------   --------   --------   --------
    Total operating expenses.......    13,472     19,592     30,232     56,668     81,371     57,395     74,264
                                     --------   --------   --------   --------   --------   --------   --------
Loss from operations...............   (11,765)   (17,967)   (28,755)   (55,923)   (59,139)   (37,557)   (66,360)
Interest income, net of interest
  expense..........................       362        466      2,253      1,121     (2,731)    (1,700)    (1,826)
                                     --------   --------   --------   --------   --------   --------   --------
Net loss...........................  $(11,403)  $(17,501)  $(26,502)  $(54,802)  $(61,870)  $(39,257)  $(68,186)
                                     ========   ========   ========   ========   ========   ========   ========
Basic and diluted net loss per
  share(1).........................  $ (20.79)  $  (7.27)  $  (1.94)  $  (3.49)  $  (3.90)  $  (2.49)  $  (3.42)
                                     ========   ========   ========   ========   ========   ========   ========
Shares used in computing basic and
  diluted net loss per share(1)....       546      2,406     13,684     15,724     15,848     15,755     19,920
                                     ========   ========   ========   ========   ========   ========   ========

                                                  AS OF DECEMBER 31,                         AS OF
                                ------------------------------------------------------   SEPTEMBER 30,
                                  1995       1996       1997       1998        1999          2000
                                --------   --------   --------   ---------   ---------   -------------
                                                            (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET
  DATA:
Cash, cash equivalents and
  short-term investments......  $ 17,819   $ 17,872   $ 62,524   $  88,856   $  52,316     $ 121,089
Working capital...............    16,775     16,411     54,580      79,369      42,215       110,363
Total assets..................    19,878     21,592     85,325     120,985      91,694       162,470
Long-term debt, excluding
  current portion.............        --         --         --     100,000     112,666       110,424
Accumulated deficit...........   (22,444)   (39,935)   (66,411)   (121,254)   (183,279)     (251,367)
Total stockholders' equity
  (deficit)...................    17,537     17,947     75,742       8,966     (39,619)       30,930

------------

(1) See note 1 of Notes to Consolidated Financial Statements in this prospectus supplement for an explanation of the methods used to determine the number of shares used to compute per share amounts.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. When used herein, the words "expects," "anticipates," "estimates," "intends," "plans" and similar expressions are intended to identify such forward-looking statements. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including those set forth under "Risk Factors" in this prospectus supplement and incorporated by reference in the prospectuses.

OVERVIEW

     Since our inception in April 1992, we have devoted substantially all of our resources to our research and development programs. To date, we have not generated any revenues from the sale of products and do not expect to generate any revenues from the sale of products until the third quarter of 2001 at the earliest. We have incurred cumulative net losses of approximately $251.4 million as of September 30, 2000. We expect to incur substantial operating losses through this year and may incur losses after 2001.

     We expect our research and development expenditures, which include pre-marketing manufacturing expenses, to increase substantially over the next several years as we expand our research and development efforts, preclinical testing and clinical trials with respect to some of our programs, and initiation of sustained commercial scale manufacturing of FluMist. In addition, we expect general, administrative and marketing expenses to continue to increase as we expand our operations and prepare for the potential commercial launch of FluMist. Capital expenditures may also increase, and we will incur substantial cash and non-cash charges resulting from a restructuring of our U.K. manufacturing activities.

     In February 2000, we amended our agreement with the University of Michigan to accelerate the issuance of a warrant to the university. As a result of this amendment, we granted the university a fully-vested non-forfeitable warrant to purchase 340,000 shares of our common stock at an exercise price of $10.00 per share. Also, as a result of this amendment, we recorded a one-time charge of approximately $10.9 million in the first quarter of 2000 representing the fair value of the warrant. Upon the date of the first commercial sale of FluMist, if we have more than 27.2 million shares outstanding, we will issue an additional warrant allowing the university to purchase 1.25 percent of the excess shares on the same terms. If we issue such a warrant, its value will be capitalized and amortized to expense over the expected life of FluMist.

     To motivate our employees and align their interests with our stockholders, on February 9, 2000, we granted options for the purchase of a total of 1,264,900 shares of our common stock at an exercise price of $24.00, the closing price of our stock on February 8, 2000. Approximately 27 percent of the options became exercisable upon the acceptance by the FDA for filing of our BLA submission on December 28, 2000. Another 40 percent become exercisable upon the earlier to occur of (1) the date on which the FDA approves FluMist for marketing in the United States and (2) February 2005. The final 33 percent of these options will become exercisable when the FDA approves FluMist for marketing in the United States, but only if this event occurs in 2001. If FDA marketing approval for FluMist is not obtained by December 31, 2001, these options will be cancelled. If the final 33 percent of these options become exercisable, we anticipate incurring compensation expense in the period in which they become exercisable in an amount equal to the difference between the exercise price of the options and the then current fair market value of our common stock. Through September 30, 2000, we granted options with similar vesting provisions for the purchase of an additional 214,350 shares of our common stock at exercise prices ranging from $24.25 to $40.56.

     During October 2000, we restructured our manufacturing agreement with Evans in order to gain direct control over FluMist manufacturing operations. We obtained responsibility for bulk manufacture of FluMist in Evans' Speke, U.K. facility, hired approximately 100 Evans employees who had been working on FluMist, and entered into sub-leases through June 2006 for the FluMist manufacturing areas on the existing site. In connection with the restructuring of our manufacturing agreement, we made an initial payment of $15.0 million and will make additional annual payments of $3.9 million over each of the next five years. As further consideration for the amendment to the contract manufacturing agreement, we agreed to make payments totaling $19.0 million, which will be paid over the term of the agreement based on net sales of FluMist. We also gave Evans warrants to purchase 63,162 shares of our common stock at an exercise price of $47.50 per share, which we valued at $1.2 million. We have valued the aggregate consideration, including the net present value of the annual payments, at approximately $50.2 million, which we recorded as an asset and will amortize over the remaining term of the Evans agreement, which extends through June 2006. We have also recorded $34.0 million of obligations to Evans consisting of the net present value of the annual payments of $3.9 million and the $19.0 million obligation. The $19.0 million obligation has not been discounted because the timing of the related payment is not fixed, but rather is based on net sales of FluMist. In addition, we agreed to make payments during the term of the agreement of $225,000 per year for the use of the Aviron unit in the Evans manufacturing plant, payments up to an aggregate of $3.0 million for attaining specific milestones, and payments for other support services based on the costs of these services incurred. We will expense rent and other support services as the costs are incurred and expense milestones as they become due.

     RECENT ACCOUNTING PRONOUNCEMENT

     In December 1999, the SEC issued Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements, or SAB 101, which includes the SEC staff's view on accounting for nonrefundable up-front fees received in connection with collaboration agreements. We have determined that, pursuant to the guidance in SAB 101, a change in accounting will be necessary for the $15.0 million up-front license fee we received from Wyeth, which we recognized as revenue in the first quarter of 1999. We will make this change in our accounting in the fourth quarter of 2000, which will result in a charge to operations for the cumulative effect of the change as of January 1, 2000. We will record this amount as deferred revenue and recognize it as revenue ratably over 2000 and future periods. We have not yet determined the precise period over which we will recognize the revenue. We will not restate prior financial statements.

     BUSINESS OUTLOOK

     We anticipate an increase in operating expense in 2001 due primarily to an increase in the size of our operations in the U.K. and expenses we expect to incur as we make preparations for a potential commercial launch of FluMist in the U.S. for the 2001 - 2002 influenza season. Assuming that we continue these preparations, we expect to record operating expenses (including cash and non-cash) of between $130 million and $145 million in 2001, although the actual amount may be higher depending on the amount of finished product ultimately manufactured for the 2001-2002 influenza season. This amount includes amortization expense associated with the restructuring of our contract manufacturing agreement with Evans. The portion of 2001 operating expenses that is depreciation and amortization is expected to be approximately $17 million, compared to $4.3 million for the first nine months of 2000.

     Our outlook for operating expenses in 2001 also does not include a one-time non-cash charge associated with the vesting of employee stock options in the event of a 2001 approval by the FDA for marketing of FluMist. For a discussion of the terms of the options, see "-- Overview."

     As part of preparing for a potential FluMist commercial launch for the 2001 - 2002 influenza season, we have begun the initial stages of commercial scale manufacturing of FluMist. To support inventory buildup for 2001, Wyeth paid us $10.0 million in January 2001 as an advance against future amounts that Wyeth will owe us under our agreement. We intend to record the majority of our manufacturing spending as research and development expense, rather than capitalize into inventory, until such time that FluMist is approved for marketing by the FDA. Thus, a significant portion of anticipated 2001 operating expense will include manufacturing activities. If we receive marketing approval for FluMist, initial reported cost of goods sold may be lower than in future periods when manufacturing expenses will be charged to cost of goods sold.

     We expect capital expenditures to increase substantially as we commence building of additional manufacturing facilities and commercialization systems and facilities.

RESULTS OF OPERATIONS

NINE MONTHS ENDED SEPTEMBER 30, 2000 AND 1999

     Revenues. We earned $7.9 million in revenue for the nine months ended September 30, 2000, compared to $19.8 million for the nine months ended September 30, 1999. The 2000 revenues were comprised primarily of amounts earned from Wyeth under the FluMist collaboration agreement combined with other revenues from other contracts and research grants. The 1999 revenues were comprised primarily of amounts earned from Wyeth under the FluMist collaboration agreement, which included a nonrefundable initial payment in the amount of $15.0 million and $4.8 million in payments related to the clinical development and commercialization of FluMist, combined with revenues from other contracts and research grants. For a discussion of our change in accounting for the $15.0 million payment, see "-- Recent Accounting Pronouncement."

     Operating Expenses. Research and development expenses increased to $54.0 million for the nine months ended September 30, 2000, from $48.0 million for the nine months ended September 30, 1999. The increase was due primarily to an increase in development activities, documentation, validation and other commercial scale-up expenses associated with FluMist. These increases were partially offset by reductions in spending on clinical trials. We expect our expenses to increase in the future as development and manufacturing activities expand in preparation for potential commercialization of FluMist. In addition, we recognized a one-time, non-cash charge for the acquisition of in-process research and development in the amount of $10.9 million in the first quarter of 2000 due to the amendment of our agreement with the University of Michigan to accelerate the issuance of a warrant. The warrant was granted to the university in connection with our license for the cold-adapted influenza technology, which is the basis for FluMist.

     General, administrative and marketing expenses decreased to $9.3 million in the nine months ended September 30, 2000, compared to $9.4 million for the nine months ended September 30, 1999.

     Net Interest Income (Expense). Net interest expense increased to $1.8 million in the nine months ended September 30, 2000, as compared to $1.7 million for the nine months ended September 30, 1999. The increase in net interest expense reflects the increase in interest expense in connection with debt financing in December 1999, which is partially offset by the increase in interest income due to higher yields on average balances of cash, cash equivalents, and investments during the nine months ended September 30, 2000, as compared with the same period in 1999.

YEARS ENDED DECEMBER 31, 1999 AND 1998

     Revenues. We earned $22.2 million in revenues for the year ended December 31, 1999, compared to $0.7 million for the year ended December 31, 1998. The 1999 revenues were comprised primarily of amounts earned from Wyeth under the FluMist collaboration agreement, which included a nonrefundable initial payment in the amount of $15.0 million, $6.0 million in expense reimbursement from Wyeth for clinical and commercialization expenses, and revenues from other contracts and research grants. The 1998 revenues were from a grant payment from the NIH for research on our cytomegalovirus vaccine and from payments received for services rendered to other biotechnology companies.

     Operating Expenses. Research and development expenses increased to $68.2 million in the year ended December 31, 1999, from $46.6 million for the year ended December 31, 1998. The increase was due primarily to an increase in development activities, depreciation, documentation, validation, and other expenses associated with the commercial scale-up of the manufacturing facilities associated with FluMist. General, administrative and marketing expenses increased to $13.2 million in the year ended December 31, 1999, from $10.1 million for the year ended December 31, 1998. This increase was due to additional staffing, legal and other infrastructure costs necessary to support the development of FluMist and other products.

     Net Interest Income (Expense). Net interest decreased to a net expense of $2.7 million for the year ended December 31, 1999, as compared to net interest income of $1.1 million for the year ended December 31, 1998. The decrease in net interest was due to a combination of increased interest expense associated with the issuance of our 5 3/4% convertible notes on March 30, 1998 and decreased interest income associated with a reduction in the average balances of cash, cash equivalents, and investments as funds have been used to meet operating expenses and capital requirements.

YEARS ENDED DECEMBER 31, 1998 AND 1997

     Revenues. Total revenues for the year ended December 31, 1998 were $0.7 million, compared to $1.5 million for the year ended December 31, 1997. Revenues for 1998 were comprised of payments under governmental research grants and contract revenue for services provided for others by our animal research facility. Revenues for 1997 were principally payments for research support and milestones due to us under our license and development agreement with SmithKline Beecham for our Epstein-Barr virus vaccine.

     Operating Expenses. Research and development costs rose to $46.6 million in 1998 from $24.3 million in 1997. This increase was primarily due to increases in research and development activities and clinical trials of FluMist and parainfluenza virus type 3 vaccine, preclinical testing associated with other programs, and depreciation and other expenses associated with the documentation, validation, and test production at manufacturing facilities.

     General, administrative and marketing costs rose to $10.1 million in 1998 from $6.0 million in 1997. This increase was due to increase in staffing and infrastructure costs and market research activities principally associated with the proposed commercial launch of FluMist.

     Net Interest Income. Our net interest income decreased to $1.1 million in the year ended December 31, 1998, from $2.3 million in the year ended December 31, 1997. Net interest income was the result of increased interest income on our increase in average cash, cash equivalent and investment balances, due to our public offering of common stock in August 1997 and the private offering of our 5 3/4% convertible notes in March 1998, offset by the increase in interest expense related to these notes.

LIQUIDITY AND CAPITAL RESOURCES

     We had cash, cash equivalents and marketable securities at September 30, 2000 of approximately $122.1 million. In order to preserve principal and maintain liquidity, our funds are invested primarily in United States Treasury and agency obligations, highly rated corporate obligations and other liquid investments.

     Through September 30, 2000, we raised approximately $390.3 million from sales of equity, convertible debt securities and debt financing. Subsequent to September 30, 2000, we have generated $53.6 million through sales of common stock and $740,000 through debt financing, as well as $15.5 million through a milestone payment from Wyeth and a $10.0 million advance from Wyeth to support inventory build-up for 2001. Also, in October 2000, we made an initial payment of $15.0 million to Evans in connection with the restructuring of our manufacturing agreement. As of December 31, 2000, we had approximately $2.5 million remaining available under a debt financing commitment and an additional $8.0 million of equity financing available under our commitment from Acqua Wellington.

     Cash used in operations was $19.8 million, $49.5 million, and $58.4 million for the years ended December 31, 1997, 1998 and 1999, respectively. For the nine months ended September 30, 2000, $51.7 million of cash was used in operations as compared with $35.9 million in the first nine months of 1999. Net cash used in operating activities increased primarily due to increased research and development expenditures.

     Our near-term revenues will depend largely on the success of our products, collaboration arrangements, contracts and research grants. With respect to our collaboration agreement with Wyeth, our rights to receive milestone payments are "event driven." These payments are earned only upon our successful completion of specific activities. We cannot be certain as to when, and if, these milestone payments will be realized. Under the agreement, we received a milestone payment in the amount of $15.5 million, which became due upon acceptance by the FDA for filing of our BLA on December 28, 2000. Another milestone payment of $20.0 million is due upon obtaining FDA marketing approval for FluMist. The timing of receipt of this payment will depend on the progress of the regulatory review of the BLA. Additional milestone payments related to the submission and approval of FluMist for marketing in international markets, for expansions in labeling claims, and for future formulations are dependent upon future governmental approvals or recommendations by medical advisory bodies and will not be received until these activities are successfully completed.

     Our revised agreements with Evans will require the payment of $3.9 million annually through September 15, 2005 and will require additional payments totaling $19.0 million between now and June 30, 2006, which payments will be based on the sales of FluMist.

     Cash expended for capital additions amounted to approximately $5.8 million, $14.0 million and $11.9 million for the years ended December 31, 1997, 1998 and 1999, respectively, and $3.4 million for the first nine months of 2000. Capital expenditures decreased in 1999 primarily due to a decrease in the level of expenditures for our facilities and equipment at our Pennsylvania and U.K. facilities, which is partially offset by increases in expenditures for our Santa Clara and Mountain View facilities. Capital expenditures are likely to increase substantially in the future in connection with building, manufacturing capacity and commercialization systems additions. Principal payments under lease arrangements and long term debt amounted to $578,000, $445,000 and $411,000 for the years ended December 31, 1997, 1998, and 1999, respectively, and $2.1 million for the first nine months of 2000.

     Since September 30, 2000, we have exchanged approximately $51.7 million aggregate principal amount of our 5 3/4% convertible notes for 1,722,673 shares of our common stock in a number of privately negotiated transactions. Additional non-cash expense related to the exchanges was approximately $2.7 million. The $1.2 million of unamortized debt issue costs related to the 5 3/4% convertible notes exchanged have been charged to additional paid-in capital. As of December 31, 2000, approximately $48.3 million aggregate principal amount of the 5 3/4% convertible notes remained outstanding.

     We anticipate that our existing cash, cash equivalents and short-term investments, and proceeds from existing collaborations and recent financings will enable us to maintain our current and planned operations through 2001. We anticipate using the proceeds of this offering and the concurrent convertible notes offering for accelerated commercialization of FluMist and capital expenditures related to FluMist manufacturing. However, our future cash requirements will depend on numerous factors, including the factors set forth under "Risk Factors -- Failure to raise additional capital could delay FluMist commercialization and delay the development of a liquid formulation of FluMist and of our other potential products."

     Additionally, due to the seasonal nature of FluMist, cash will not be generated from product sales until late in each calendar year, or early in the following calendar year. A significant amount of working capital will be required each year to provide for the payment of expenditures associated with the manufacturing of inventory and other operating and capital needs in advance of any product sales. There can be no assurance that, should we require outside funding through additional debt or equity financing, such funds would be available on favorable terms, if at all. If adequate funds are not available, we may be required to delay, reduce the scope of, or eliminate one or more of our research or development programs or obtain funds through collaborative agreements with others that may require us to relinquish rights to our technologies, product candidates or products we would otherwise seek to develop or commercialize ourselves.

INCOME TAXES

     At December 31, 1999, we had federal and state net operating loss carryforwards of approximately $178.4 million and $10.2 million, respectively. We also had federal and state research and other tax credit carryforwards of approximately $3.9 million and $2.5 million, respectively. The federal net operating loss and other tax credit carryforwards will expire at various dates beginning in the year 2007 through 2019, if not utilized. The state net operating losses will expire at various dates beginning in 2000 through 2004, if not utilized. Utilization of the net operating losses and credits may be subject to a substantial annual limitation due to the "ownership change" provisions of the Internal Revenue Code of 1986. See note 12 of Notes to Consolidated Financial Statements for additional information on income taxes.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     We are exposed to market risk, including changes to interest rates and foreign currency exchange rates.

     Interest Rates. Our investment and interest income is sensitive to changes in the general level of interest rates, primarily U.S. interest rates. In this regard, changes in U.S. interest rates affect the interest earned on our cash equivalents and investments. To mitigate the impact of fluctuations in U.S. interest rates, we place our cash in investments that meet high credit standards specified in our investment policy guidelines and generally hold these securities to maturity. The policy also limits the amount of credit exposure to any one issue, issuer, or type of investment and does not permit derivative financial instruments in our investment portfolio. In addition, the average maturity of portfolio is less than one year. As a result, we do not expect any material loss with respect to our investment portfolio.

     Foreign Currency Exchange Rates. We pay for the costs of manufacturing and development activities, equipment purchases and facilities modifications at our U.K. manufacturing facility in British Pounds Sterling. As a result, our financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in the U.K. We are exposed to changes in exchange rates in the U.K. When the U.S. dollar strengthens against the British Pound Sterling, the U.S. dollar value of British Pound Sterling-based expenses decreases; when the U.S. dollar weakens, the U.S. dollar value of British Pound Sterling-based expenses increases. Accordingly, changes in exchange rates, and in particular a weakening of the U.S. dollar, may adversely affect our financial position as expressed in U.S. dollars. We currently do not hedge our obligations in British Pound Sterling.

     Cash, Cash Equivalents and Investments. At September 30, 2000 we had cash and cash equivalents of $122.1 million, with a weighted average interest rate of
6.69 percent per year, and short-term investments with a basis of $61.7 million and a fair value of $62.1 million, with a weighted average interest rate of 6.75 percent. We also had long-term investments with a basis and a fair market value of $1.0 million, with a weighted average interest rate of 7.21 percent per year.

                                    BUSINESS

OVERVIEW

     We are a biopharmaceutical company focused on the prevention of disease through innovative vaccine technology. We currently are focusing our product development and commercialization efforts on our lead product candidate, FluMist, an investigational live virus vaccine delivered as a nasal mist for the prevention of influenza. Our goal is to become a leader in the discovery, development, manufacture and marketing of innovative vaccines which are safe, effective and economical enough to merit their use in immunization programs targeting the general population. Our vaccine development programs are based both on techniques for producing weakened live virus vaccines and on our proprietary genetic engineering technologies. Live virus vaccines, including those for smallpox, polio, measles, mumps, rubella and chicken pox, have had a long record of preventing disease.

BACKGROUND

     PREVENTION TECHNOLOGY IN THE ERA OF MANAGED CARE AND COST CONTAINMENT

     Health care decision makers in the United States, such as managed care organizations, clinical practice committees and government health authorities, are becoming more interested in disease prevention that can be more cost effective than treating a disease once it is present. Vaccines are a well-recognized method for preventing disease. In determining whether to use a vaccine approved as safe and effective by the FDA decision makers consider whether it is cost effective and whether it has been recommended by the Advisory Committee on Immunization Practices, and by medical specialty societies, such as the Redbook Committee of the American Academy of Pediatrics, and the American Academy of Family Physicians.

     THE IMMUNE SYSTEM AND VACCINES

     The body's own immune system provides protection against infection. Infections occur when a disease-causing virus or bacterium invades the body and begins to multiply. The human immune system responds in different ways to contain and eliminate this threat. The process begins when specialized cells recognize foreign molecules on the surface of an invading virus or bacterium, called antigens. Immune responses to contain and eliminate the infection include:

     - Antibodies: Antigens stimulate the immune system to produce specific molecules, or antibodies, which neutralize the virus or bacterium. These antibodies circulate throughout the body.

     - Cell-mediated response: An effective immune response typically also leads to the creation of specific types of white blood cells, a cell-mediated response, that deactivate the virus or bacterium or destroy infected cells, which limits the spread of the virus or bacterium.

     - Mucosal immunity: In addition to circulating antibodies and the cell-mediated response, antibodies are also produced in the body's mucous membranes, such as those that line the nose and throat. Mucosal immunity is particularly important in protecting against viruses or bacteria that enter the body through the nose and throat.

     When a vaccine activates the immune system against a specific virus or bacterium, the body remembers that response. This memory primes the immune system to respond if the specific virus or bacterium is encountered again. This memory may be achieved through vaccination with one of several techniques, including introduction of a weakened live virus or bacterium, an antigen fragment, also called a subunit, or with an inactivated, or killed, virus or bacterium.

     Current challenges for vaccine innovation include providing effective protection against the major infectious diseases for which no vaccines are currently available and improving on current vaccines to achieve higher efficacy or greater ease of administration. In the case of influenza viruses, since the circulating strains change frequently, the body may not produce an immune response if it has not been exposed to the specific influenza strain circulating.

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

     TYPES OF VACCINES

     Inactivated and Subunit Virus Vaccines

     Inactivated virus vaccines are produced by killing a virus using chemicals. Some vaccines, such as the hepatitis A vaccine, are based on the whole, inactivated virus. Other vaccines are the result of various degrees of purification to concentrate surface proteins of the virus, called subunits, most responsible for producing immunity. Inactivated and sub-unit vaccines offer the advantage of little or no risk of infection from the vaccine itself, assuming the virus has been adequately inactivated. Good manufacturing techniques also minimize the possibility of contamination with other viruses or fragments of DNA which could combine with a person's genes.

     The main disadvantage of inactivated and subunit vaccines for many viruses has been a lack of success in triggering enough of an immune response to provide protection against the naturally occurring, or wild-type, virus. Successfully creating a subunit vaccine requires knowledge of which specific antigens are responsible for providing protection. Subunit and inactivated vaccines can produce antibodies in the bloodstream, but are less able to produce antibodies in the mucous membranes where many wild-type viruses enter the body.

     Live Virus Vaccines

     Live virus vaccines expose the immune system to a weakened form of the virus that can trigger a lasting immune response to the wild-type virus without causing illness. All of the live virus vaccines in use today are strains initially derived from natural infections of humans. The weakening of existing live viruses, the basis of vaccines for polio, measles, mumps and rubella, and chicken pox, is accomplished by multiplying these viruses repeatedly in non-human cells. As a result of this process, these viruses gradually change in a way that decreases the ability of the virus to cause disease in humans. The changed virus strain is then tested in animal models, if available, or directly in human participants to see if it has been sufficiently weakened without losing its ability to trigger an immune response. Following testing of safety and the ability to trigger an immune response, in a limited number of human participants, larger-scale trials are used to demonstrate that the vaccine works in preventing naturally acquired infections.

     When a person experiences a natural infection, the body activates an immune response to that specific infection. The principal advantage of live virus vaccines is their ability to activate protective mechanisms of the immune system similar to those activated by a natural infection. This process results in a balanced immune response activating all parts of the immune system, including antibodies at the site of the infection as well as circulating antibodies and cell-mediated immunity. As a result, live viruses are often considered to be more effective than other types of vaccines in providing immunity to natural variations in the wild-type viruses that cause disease. Live virus vaccines may also be easier to administer through their natural route of infection, such as through the nose or mouth.

     However, a weakened live virus vaccine could cause disease resembling a wild-type virus infection in people with an immune system that is not working properly because of a pre-existing disease, HIV infection or drug treatment for cancer or organ transplantation.

     Although beneficial and widely used, there are three theoretical risks with live virus vaccines. First, live virus strains can change as they multiply in human hosts, and it is theoretically possible that a vaccine virus could change back to the wild-type virus. This potential is a small but recognized problem for some of the current live virus vaccines, including polio. Second, a weakened vaccine virus may exchange genetic information with wild-type strains after the vaccine has been given to a person, with the resulting new strain having the potential to cause disease similar to the wild-type strain. Third, the DNA of a live virus vaccine could combine with the DNA of the person receiving the vaccine and cause cancer or other problems in the future.

     The live virus vaccines in widespread use rarely have been associated with significant adverse events. However, the safety of any vaccine can only finally be determined after widespread use.

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

BUSINESS STRATEGY

     Our objective is to discover, develop, manufacture and market innovative vaccines that are effective, safe and sufficiently economical to merit their widespread use. The key elements of our business strategy are to:

     Apply Our Own Vaccine Design Technologies to a Range of Viruses. We believe that our genetic engineering technologies may be used to create weakened live virus vaccines for a wide range of viruses, including other airborne viruses related to influenza, chronic virus infections related to herpes simplex virus, and potentially to create viruses that can be used in gene therapy and the treatment of cancer. One potential advantage of our vaccine design technology is that we believe engineered viruses, like FluMist, are less likely to change back to wild-type viruses than vaccines created by traditional methods.

     Acquire Promising Products and Technologies. We intend to continue to evaluate opportunities to in-license or otherwise acquire rights to promising products and technologies and intend to add programs that complement our core technologies and capabilities. For example, we obtained exclusive rights to the cold-adapted influenza vaccine technology that was used to develop FluMist from the University of Michigan and the National Institutes of Health, or NIH, and to our parainfluenza virus type 3 vaccine from the NIH.

     Select Programs and Market Vaccines Based on Unmet Medical Need. In setting our internal product development priorities, we evaluate the potential of each vaccine to protect health in large patient populations, particularly where there is no existing means of prevention. We also consider the costs of implementing widespread vaccine programs in relation to potential cost savings based on protection provided by the vaccine.

     Establish Collaborative Arrangements to Help Product Development
Efforts. We intend to continue to enter into collaborative arrangements to gain access to specific technologies and skills that may speed up product development and provide additional funding for our research and development and commercialization efforts, particularly outside of the United States. We have entered into collaborations for the marketing of FluMist with Wyeth and CSL Limited. We also have an agreement with SmithKline Beecham for the development of a vaccine against Epstein-Barr virus, a leading cause of infectious mononucleosis.

     Establish Commercialization Capabilities. We have established worldwide marketing collaborations for FluMist and will co-promote the vaccine in the United States with our own dedicated sales force. We will also develop the systems and infrastructure necessary to support the manufacturing and commercialization of our products. We are further developing our capability to manufacture FluMist at a sustained commercial scale.

OUR TECHNOLOGY

     Our vaccine programs are based both on classical techniques for producing weakened live virus vaccines and on our own genetic engineering technologies.

     COLD-ADAPTED INFLUENZA TECHNOLOGY

     We are applying our expertise in the biology of influenza to develop a live virus vaccine discovered using classical cold-adaptation techniques. The cold-adapted influenza vaccine technology, developed by Dr. H.F. Maassab at the University of Michigan, created weakened influenza strains by growing the virus in progressively colder conditions until the strains had lost the ability to grow well at human body temperature. We have obtained worldwide exclusive rights to this cold-adapted influenza vaccine technology.

     The cold-adapted influenza vaccine technology includes the master donor strains for influenza, as well as techniques useful for updating the vaccine each year according to recommendations of the FDA. Updated strains are made by combining the master donor strains with current strains to obtain viruses with the weakened properties of the cold-adapted master donor strain and the antigenic properties of the current wild-type strain, so that the vaccine will be safe and will also trigger an immune response against the current influenza virus. After cells are infected with two different strains of virus, the resulting eight RNA genes of influenza mix at random in the cells. We select two genes for the antigens of the current wild-type strain and the six remaining genes from the cold-adapted master donor strain to combine into the vaccine. This process is called reassortment. We have received the technology for updating the cold-adapted master strains from the

University of Michigan and have extended this approach with our own techniques. One such technique, reverse genetics, allows the direct combination of genes from the current wild-type virus into the cold-adapted master donor strains.

     PROPRIETARY VACCINE DESIGN

     Since Aviron's founding, our core vaccine discovery strategy has been to apply genetic engineering techniques to create weakened live virus vaccine candidates for illnesses. We believe that our vaccine design approach is more flexible and systematic than traditional methods of live vaccine discovery and can be applied to many illnesses and, potentially, to the creation of viruses that can be used in gene therapy and the treatment of cancer. We also believe that our vaccine design approach allows for the design of vaccines that are more genetically stable than classically derived vaccines. Three ways of implementing this approach are:

     - Adding antigenic information from the vaccine virus. An example of this strategy is our creation of a weakened live virus vaccine for cytomegalovirus, or CMV, which begins with a vaccine candidate thought to be too weak to trigger the necessary immune response. We discovered genes for certain antigen structures present in wild-type CMV viruses. These genes are now being engineered into the vaccine to create a vaccine with a potentially better immune response. We have identified several vaccine candidates using this approach. We believe this technique of adding antigen structures may eventually allow us to create combination vaccines against more than one virus in a single vaccine. The National Institute of Allergies and Infectious Diseases, an institute of the NIH, began a Phase 1 clinical trial of our initial vaccine candidates for CMV in the second quarter of 2000.

     - Deleting or modifying specific parts of a virus which cause illness, called virulence proteins. Virulence proteins are parts of a virus that contribute to disease, but that are not required for the virus to stimulate a strong immune response. We have a program based on this strategy to create a live attenuated vaccine against the herpes simplex virus type 2, or HSV-2, that causes genital herpes. One of our founders, Dr. Bernard Roizman, discovered a particular protein important in the ability of HSV-2 to grow in nerve cells. Since nerve cells are the reservoir from which HSV-2 reactivates itself to cause painful skin sores, deletion of the gene for this protein eliminates the virus' ability to cause infection. This is the basis of our vaccine design program for development of a vaccine for HSV-2.

     - Changing the genetic information used by the virus in its own multiplication. An example of this strategy is work by our scientists to create weakened live virus vaccine candidates for respiratory syncytial virus, or RSV, and a future generation vaccine for influenza in the elderly. Until recently, it was impossible to genetically engineer influenza vaccine strains. Dr. Peter Palese, one of our founders, discovered how to create genetically engineered influenza viruses using reverse genetics. Our scientists have employed this reverse genetics technology to engineer mutations into a gene used by the influenza virus to make copies of itself. The resulting virus has been shown to be weakened in animal models and has been identified as a potential candidate for clinical trials in humans.

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VACCINE PRODUCTS UNDER DEVELOPMENT

     The following table summarizes our most advanced potential products under research and development.

 ---------------------------------------------------------------------------------------------------------------------------
              PROGRAM                         VACCINE TYPE                         STATUS                COMMERCIAL RIGHTS
 ---------------------------------------------------------------------------------------------------------------------------
  Influenza
    Frozen FluMist
      Children                      Cold-adapted live virus            Pivotal Phase 3 clinical trial  Aviron/CSL/Wyeth
                                                                         completed, BLA accepted for
                                                                         filing
      Adults                        Cold-adapted live virus            Challenge efficacy study        Aviron/CSL/Wyeth
                                                                         completed, Phase 3 safety
                                                                         and effectiveness trial
                                                                         completed, BLA accepted for
                                                                         filing
      Elderly and High-risk Adults  Cold-adapted live virus (co-       Clinical trial completed        Aviron/CSL/Wyeth
                                      administered with inactivated
                                      vaccine)
    Liquid FluMist                  Cold-adapted live virus            Three Phase 3 trials in         Aviron/CSL/Wyeth
                                                                         progress, Phase 2 bridging
                                                                         study completed
  Parainfluenza Virus Type 3        Bovine live virus                  Phase 2 clinical trial          Aviron
                                                                         completed
  Epstein-Barr Virus                Recombinant subunit glycoprotein   Phase 2 clinical trial in       SmithKline Beecham
                                                                         progress
  Cytomegalovirus                   Genetically engineered live virus  Phase 1 clinical trial in       Aviron
                                                                         progress
  Herpes Simplex Virus Type 2       Genetically engineered live virus  Preclinical                     Aviron
  Respiratory Syncytial Virus       Genetically engineered live virus  Preclinical                     Aviron
 ---------------------------------------------------------------------------------------------------------------------------

    "Pivotal Phase 3 clinical trial completed" means we have completed a multi-center, double-blind, placebo-controlled clinical trial for safety and efficacy.

    "Challenge efficacy study completed" means we have completed a multi-center, double-blind, placebo-controlled clinical trial for safety, immunogenicity (immune response) and effectiveness.

    "Phase 3 safety and effectiveness trial completed" means we have completed a multi-center, double-blind, placebo-controlled clinical trial in healthy working adults for effectiveness endpoints such as days of clinical illness, absence from work and medication use.

    "Clinical trial completed" means that clinical trials have been completed and the data are either being analyzed or the data remain blinded while the analytical plan is under review.

    "Three Phase 3 trials in progress" means that Wyeth is currently conducting three Phase 3 trials. Primary endpoints in the studies are protection against culture-confirmed influenza or immunogenicity by age.

    "Phase 2 bridging study completed" means a clinical trial has been completed and the data are either being analyzed or the data remain blinded while the analytical plan is under review.

    "Phase 2 clinical trial completed" means we have completed a double-blind placebo-controlled clinical trial for safety and immunogenicity in infants.

    "Phase 2 clinical trial in progress" means a Phase 2 clinical trial in healthy adults is being conducted by SmithKline Beecham under a license agreement with Aviron.

    "Phase 1 clinical trial in progress" means that a Phase 1 clinical trial is being conducted in healthy adults who already have the antibodies to the virus in their blood.

    "Preclinical" includes assessment of specific vaccine candidates for growth properties in cell culture and for attenuation or immunogenicity in animal models.

     INFLUENZA

     Influenza is a widespread and potentially devastating disease. The Centers for Disease Control and Prevention, or CDC, estimates that each year approximately 10 percent to 20 percent of the U.S. population develops influenza, more than 110,000 persons are hospitalized from influenza-related complications, and approximately 20,000 people die from influenza complications. Influenza symptoms usually last for approxi-mately one week, resulting in an average of approximately three days of lost work or missed school. In addition, the Health Care Financing Administration estimates that the cost of influenza in the United States was $12.0 billion in 1992. Children are a major factor in spreading influenza to others, including those at high risk of developing serious complications from the disease. According to the CDC, more than 80 percent of influenza-related deaths occur in people over the age of 64. Children under age five and women in the last three months of pregnancy are also at higher risk for serious complications. Several times during the 1900's, influenza caused serious disease in a much larger percentage of the population, called a pandemic. Major pandemics occur when the influenza virus undergoes "antigenic shift," which happens when one influenza strain is replaced by a different strain that the population has not experienced before and against which antibodies have not been developed.

     The variability of the influenza virus requires that the influenza vaccine be changed each year to match the most common current strains. The CDC and the World Health Organization maintain a global network that monitors the occurrence of annual outbreaks. Based on these data, the FDA selects the influenza strains to be included in the following season's influenza vaccine in the United States. The World Health Organization and various national authorities undertake a similar process in Europe. Influenza vaccines contain three strains of influenza virus. Typically one or two of the strains in these vaccines are updated each year. According to the CDC, current injectable vaccines are 70 percent to 90 percent effective in preventing illness, pneumonia, hospitalization, and death due to complications from influenza in healthy persons under age 65, and considerably less effective in the elderly.

     The Advisory Committee on Immunization Practices has recently identified the main target groups for the current influenza vaccine as those at increased risk for influenza-related complications, including persons age 50 and over, residents of long-term care facilities, adults and children with chronic lung or heart disease, chronic metabolic diseases such as diabetes, immunosuppression, children and teenagers receiving long-term aspirin therapy and therefore at risk of developing Reye's syndrome, and pregnant women. The next level of priority for vaccination identified by the Advisory Committee on Immunization Practices includes people that may transmit influenza to high-risk persons, including health care workers and family members of such persons. Furthermore, the Advisory Committee on Immunization Practices recommends the influenza vaccine for any person who wishes to reduce the chance of becoming ill with influenza.

     The FDA estimates that approximately 75 million influenza vaccine doses will be manufactured for use in the United States for the 2000-2001 influenza season. According to the CDC, 65 percent of the 35 million Americans over the age of 64 received the influenza vaccine during 1997, up from less than 25 percent a few years earlier. We believe that a lower percentage of high-risk individuals under age 65 are vaccinated, and that a significant number of influenza vaccine doses used in the United States are being given to healthy adults under age 65, many of whom participate in workplace vaccination programs. Experts suggest that very few of the 75 million children in the United States under age 19 receive the influenza vaccine, even those at high risk for complications.

     AVIRON'S COLD-ADAPTED INFLUENZA VACCINE

     Our lead product candidate, FluMist, is based on the live cold-adapted influenza vaccine technology developed by Dr. H.F. Maassab, licensed from the University of Michigan and subject to a Cooperative Research and Development Agreement with the NIH. FluMist has undergone, and is currently undergoing, extensive clinical trials, many of which are coordinated with NIH-sponsored investigators. At least 90 clinical trials of the cold-adapted influenza vaccine technology were performed prior to our involvement, including more than 15,000 volunteers, of whom more than 8,000 received the cold-adapted influenza vaccine.

     FluMist is an investigational live virus vaccine delivered as a nasal mist for the prevention of influenza. We are developing FluMist for use every year in healthy children and healthy adults. It has been tested in more than 24,000 children and adults and has been shown to provide a high protection rate against influenza in Phase 3 clinical trials in healthy children and healthy adults.

     The immune response triggered by FluMist differs from that triggered by the flu shot, which is an inactivated vaccine. FluMist triggers an immune response similar to the natural immune response to wild-type
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

influenza, while the response to the flu shot is more narrowly focused. In addition, FluMist is delivered in the nose, which is the natural point of entry for airborne infections such as the influenza virus. In addition, because FluMist is delivered as a nasal mist, we believe that it provides a more convenient and comfortable way to vaccinate individuals, including children, each year. Children are an important target population because much of the illness occurs in young children; young children are also at high risk for complications related to influenza. Children are also an important factor in the spread of influenza throughout the population. Influenza is also associated with middle ear infections, a leading cause of doctor visits and antibiotic use. We expect that FluMist will be given to children primarily in doctors' offices and other locations where the current flu shot is given.

     We also are targeting healthy adults, many of whom are being offered flu shots by their employer and who may prefer FluMist. In a Phase 3 effectiveness trial conducted at 13 sites nationwide in healthy working adults, reductions in days of illness, antibiotic use, health resource use and missed work due to illness were observed. We believe that many adults who regularly receive the flu shot will select FluMist if given the choice, and that people who have avoided flu shots in the past may receive a vaccination if FluMist is available. We believe that vaccination programs based on FluMist also may increase the convenience of vaccination compared to the flu shot.

     We intend to seek recommendations from the Advisory Committee on Immunization Practices and the American Academy of Pediatrics and other medical advisory bodies for use of FluMist in appropriate populations.

INFLUENZA CLINICAL TRIALS

     The BLA for FluMist, which was submitted on October 31, 2000 and accepted by the FDA for filing on December 28, 2000, included data from clinical trials involving more than 10,000 children and adults, including:

     - 647 participants in Phase 1 and 2 clinical trials;

     - 92 participants in a challenge efficacy study in adults, in collaboration with the NIH;

     - 1,602 children in year 1 of the Phase 3 pediatric protective efficacy trial, 1,358 of whom returned for year 2 of the trial;

     - 4,298 children in year 1 of a community protection trial; and

     - 4,561 adults in the healthy working adult effectiveness trial.

     In addition, we have ongoing clinical trials involving more than 14,000 additional children. Children still are being enrolled in some of these trials. We plan to submit these data to the FDA as part of the regular safety updates provided during the regulatory process, including:

     - 5,251 children in year 2 and 4,989 children (as of December 31, 2000) in year 3 of a community protection trial; and

     - Approximately 9,700 children (as of December 23, 2000) had enrolled in a Phase 3 trial, approximately 2/3, or 6,400, of whom would be expected to receive FluMist.

     FLUMIST CLINICAL TRIALS

---------------------------------------------------------------------------------------------------------------------------------
             TRIAL                         PURPOSE OF TRIAL                        NUMBER OF SUBJECTS           YEAR OF TRIAL
---------------------------------------------------------------------------------------------------------------------------------
    FROZEN FLUMIST
    HEALTHY CHILDREN
    AV002/AV002-2            Phase 1/2 Dose Escalation                                     356                   1995 - 1996
                             Safety and Immunogenicity
    AV006                    Phase 3 Field Pediatric Protective Efficacy                  1,602                  1996 - 1997
                             (1st year)
    AV006                    Phase 3 Field Pediatric Protective Efficacy                  1,358                  1997 - 1998
                             (2nd year)
    AV007                    Phase 3 Manufacturing Consistency                             500                          1997
    AR001                    Phase 3 Safety                                                65                    1997 - 1998
    AV011                    Phase 3 H1N1 Challenge                                        222                          1998
    AV012                    Phase 3 Field Community Intervention                   4,298 (1st year)             1998 - 1999
                                                                                    5,251 (2nd year)             1999 - 2000
                                                                           4,989 (3rd year) currently enrolled   2000 - 2001
    AV014                    Phase 3 Manufacturing "Bridge"                                225                   1998 - 1999
                             Safety and Immunogenicity
    AV019                    Phase 3 Safety                                     9,700 currently enrolled         2000 - 2001
    AV018                    Phase 3 MMRV Concurrent Use                          11 currently enrolled          2000 - 2001
---------------------------------------------------------------------------------------------------------------------------------
    "HIGH RISK" CHILDREN
    AV010                    Phase 3 Safety in Children with Asthma                        48                           1997
    DMID #99-012             Phase 2 Safety in Children with HIV                           24                    1999 - 2000
---------------------------------------------------------------------------------------------------------------------------------
    HEALTHY ADULTS
    AV001                    Phase 1 Safety and Immunogenicity                             239                          1995
                             (nasal drops vs. nasal spray)                                                       1994 - 1995
    AV003                    Phase 3 Challenge                                             92                    1995 - 1996
    AV004                    Phase 2                                                       20                    1995 - 1996
    AV005                    Phase 2                                                       32                    1996 - 1997
    AR001                    Phase 3 Safety                                                384                   1997 - 1998
    AV009                    Phase 3 Effectiveness                                        4,561                  1997 - 1998
---------------------------------------------------------------------------------------------------------------------------------
    "HIGH RISK" ADULTS
    AV008                    Phase 3 Safety of Co-administration with Flu                  200                   1997 - 1998
                             Shot
    Veterans                 Phase 3 Field Safety and Efficacy of                         2,215                  1998 - 1999
    Administration           Co-Administration with Flu Shot in
                             Participants with Chronic Obstructive
                             Pulmonary Disease
---------------------------------------------------------------------------------------------------------------------------------
    LIQUID FLUMIST
    HEALTHY CHILDREN
    D153-P500                Phase 2 Bridging Study                                       1,392                         2000
    DP153-501                Phase 3 Pan-Asian Efficacy                         3,172 currently enrolled         2000 - 2001
    DP153-502                Phase 3 Pan-European Day Care Efficacy             1,677 currently enrolled         2000 - 2001
    DP153-503                Phase 3 European Safety and                         517 currently enrolled          2000 - 2001
                             Immunogenicity
---------------------------------------------------------------------------------------------------------------------------------
    HEALTHY ADULTS
    AL002                    Phase 1 Safety and Immunogenicity                             416                   1998 - 1999
---------------------------------------------------------------------------------------------------------------------------------

     PHASE 3 CLINICAL TRIALS IN HEALTHY CHILDREN

     Based on trials by others which showed that a modest immune response in young children to one or two of the strains after a single dose could be boosted significantly by a second dose approximately two months later, we initiated a two-year pivotal Phase 3 clinical trial to evaluate one- and two-dose regimens in children. We enrolled 1,602 children at 10 clinical sites in the pivotal Phase 3 clinical trial, of which 1,314 were vaccinated with a second dose 46 to 74 days after their first vaccination. The primary endpoint of the study was defined as protection of children from laboratory-confirmed influenza during the influenza season. Our clinical trial data suggest that a repeat or booster dose may be beneficial in young children who do not have previous exposure to influenza or influenza vaccines. Two doses of the flu shot are recommended each year for young children receiving an influenza vaccine for the first time. We enrolled 1,602 children at 10 clinical sites in the pivotal

Phase 3 clinical trial, of which 1,314 were vaccinated with a second dose 46 to 74 days after their first vaccination. The primary endpoint of the study was defined as protection of children from laboratory-confirmed influenza during the influenza season.

     The influenza epidemic in the 1996 - 1997 influenza season was widespread enough in the general population to allow the data to be unblinded following a single year of enrolling participants. We and the NIAID announced that, based on an initial analysis of the first year of the Phase 3 trial, FluMist demonstrated a 93 percent protection rate against culture confirmed influenza in those children receiving one or two doses. In a subgroup analysis of those children who received a single dose, the efficacy was 89 percent. Only one percent of children receiving FluMist experienced culture-confirmed influenza, compared to 18 percent of those receiving the placebo. Children who received only one dose of FluMist in this trial experienced a 91 percent protection rate against laboratory-confirmed influenza. These results were statistically significant. No serious adverse events attributable to FluMist were seen in any subjects to whom FluMist was administered in our completed trials.

     The clinical investigators presented the initial findings of this trial at a scientific conference in the fall of 1997 and, in May 1998, data from the first year of this Phase 3 clinical trial of FluMist were published in The New England Journal of Medicine. In the study, results show that only 14 of the 1,070 children vaccinated with FluMist experienced laboratory-confirmed influenza, while 95 of the 532 placebo recipients experienced laboratory-confirmed influenza. Of the children who received FluMist, only one child developed influenza-associated ear infection, while 20 of the placebo recipients developed influenza-associated ear infections. Throughout the entire cough, cold and influenza season, 1,070 children vaccinated with FluMist experienced 30 percent fewer ear infections with fever than children who received placebo, and demonstrated a 35 percent reduction in related antibiotic use for ear infections with fever.

     The children who participated in the first year of this study were invited back to participate for a second year of the study during 1997 - 1998 and were either vaccinated with a single dose of FluMist or a placebo spray. In September 1998, the results of the second year of this study were presented at the Interscience Conference on Antimicrobial Agents and Chemotherapy and were subsequently published in the Journal of Pediatrics in February 2000. The study showed that FluMist provided 100 percent protection against laboratory-confirmed influenza strains included in the 1997 - 1998 flu vaccine. In addition the vaccine provided 86 percent protection against A/Sydney, an unexpected influenza strain which was not included in any vaccine but was the predominant strain of influenza circulating during the 1997 - 1998 influenza season. Overall, FluMist provided 87 percent protection against all laboratory-confirmed influenza. In the 1,358 participants, there were five cases of influenza due to influenza strains included in the vaccine and 66 cases caused by A/Sydney. Only two percent of children vaccinated with FluMist, 15 out of 917, experienced laboratory-confirmed influenza, all of which was attributable to the A/Sydney strain, while 13 percent of the placebo recipients, 56 out of 441, experienced laboratory-confirmed influenza. The difference between these two influenza attack rates is used to calculate the overall protection rate of 87 percent.

     The incidence of pneumonia and other lower respiratory diseases was also reduced in those children vaccinated with FluMist, compared to placebo. Eight children in the placebo group developed influenza-related wheezing, bronchitis or pneumonia, all of which were due to the A/Sydney strain. No children who received FluMist experienced lower respiratory complications. Among the 15 of the 917 children receiving FluMist who did contract influenza from the variant strain, the illness appeared to be milder than in the control group, based on frequency of complications and duration of fever.

     The NIH and Aviron began a large-scale clinical trial in August 1998 to assess the impact of community-wide influenza immunization. The three-year trial, taking place in Temple, Texas, is funded by a $3.0 million grant from the NIH awarded to the Baylor College of Medicine. In the first year of the trial, 4,298 children enrolled and in the second year the enrollment increased to 5,251. The trial will evaluate the impact of vaccinating pre-school and school-age children with FluMist on the spread of influenza into the community as measured by the number of doctor visits for flu-related illness. During the 2000 - 2001 influenza season, the third year of this trial, more than 4,000 participants have been enrolled.

     In October 2000, Kaiser Permanente initiated a large-scale clinical trial of FluMist. During the 2000 - 2001 influenza season, approximately 9,700 participants ages one to 17 years, have been enrolled. The study will evaluate a variety of endpoints to compare the rates of different medically attended events in the group receiving FluMist versus the group receiving placebo.

     PHASE 3 ADULT CHALLENGE TRIAL

     FluMist has been tested in a 1995 - 1996 challenge efficacy study at two Vaccine Treatment Evaluation Units involving 92 healthy young adults. Subjects either received FluMist, the flu shot or placebo. There were no serious adverse events attributable to FluMist, and there were no statistically significant differences in the occurrence of any potential reactions assessed in the study between vaccine and placebo. Following vaccination, wild-type influenza virus was given through the nose. Seven percent of those vaccinated with FluMist and 13 percent of those vaccinated with the flu shot became ill with laboratory-documented influenza, compared to 45 percent of those who received placebo. This translates to an 85 percent protection rate for FluMist and a 71 percent protection rate for the flu shot compared to placebo, both of which were statistically significant. The difference between 85 percent protection for FluMist and 71 percent protection for the flu shot was not statistically significant given the small number of people involved in the study.

     Of the FluMist recipients, 10 percent experienced moderate or severe symptoms following administration of the wild-type influenza virus, a statistically significant reduction compared to 39 percent of placebo recipients. The rate of moderate or severe symptoms observed following administration of the wild-type influenza virus to those who had received the flu shot was 22 percent which was not statistically significant compared to placebo. While the rate of illness seen in the placebo group was consistent with previous influenza challenge efficacy trials by others, the rate of fever or systemic illness was lower than in previous trials. These data were published in Vaccine in December 1999.

     PHASE 3 CLINICAL TRIAL IN HEALTHY ADULTS

     On December 5, 1998, preliminary results reported from a Phase 3 trial in 4,561 healthy working adults showed that those receiving FluMist experienced statistically significant reductions in illness-associated missed work days and health care provider visits, as well as prescription and over-the-counter medication use associated with illness. The study was conducted to assess the impact of immunization on the frequency of influenza-like illness, utilization of health care services, and absenteeism from work. We intend to use these data to support a label claim for the use of FluMist in healthy adults. These data will also be used to support analysis of the cost-savings potential of immunization programs based on FluMist.

     Data from this trial were presented at the first International Symposium on Influenza and Other Respiratory Viruses and published in the Journal of the American Medical Association in 1999. During the peak outbreak periods, those receiving FluMist compared to those who received the placebo spray missed 28 percent fewer days of work due to upper respiratory illness with fever and had 41 percent fewer days of health care provider visits. Participants also experienced a 45 percent reduction in days of prescription antibiotic use and 28 percent fewer days of over-the-counter medicine use.

     Study results show FluMist recipients had reductions in the occurrence of illness by multiple definitions measured in the study including severe influenza-like illness, 17 percent less, and upper respiratory tract illness with fever, 22 percent less. The number of days of illness was also reduced in FluMist recipients by 23 to 27 percent, depending on the specific illness definitions. The prospectively determined primary endpoint was occurrence of illness using the broadest definition, which was reduced in FluMist recipients by 10 percent, a trend that did not reach statistical significance.

     The trial was a double blind, placebo-controlled study conducted in 13 clinical sites nationwide during the 1997 - 1998 influenza season. Most study subjects self-administered FluMist under the supervision of investigators at their worksite or nearby clinic. Study participants reported their symptoms and health events monthly. Because laboratory tests were not performed to diagnose influenza, several pre-specified illness definitions were used to identify health events that could have been due to influenza virus infection. These included a very broad definition of influenza-like illness, which did not necessarily include respiratory tract symptoms, as well as more severe influenza-like illness and upper respiratory illness with fever.

     PHASE 3 CLINICAL TRIAL IN HIGH-RISK ADULTS

     We have completed a clinical trial for safety in 200 elderly high-risk adults for the use of FluMist for co-administration with the currently available injectable vaccine. Many of the participants in this trial self-administered FluMist. This trial was not designed to generate efficacy data on use of FluMist in high-risk adults.

     Early in the fourth quarter of 1998, the Cooperative Studies program of the Department of Veterans Affairs Office of Research and Development, or VA, began a one-year trial to evaluate the potential additional benefit of co-administration of FluMist with the flu shot, compared to the flu shot alone, in high-risk patients with chronic obstructive pulmonary disease. This study has been completed with 2,215 volunteers enrolled at 20 participating VA Medical Centers in the United States. The VA is analyzing the results of this trial.

     CLINICAL TRIALS FOR MANUFACTURING CONSISTENCY AND PROCESS

     In February 1998, we reported positive results from a manufacturing consistency lot trial of vaccine manufactured, blended and filled into sprayers at our contract manufacturer. We conducted a randomized, double blind, placebo-controlled trial in 500 children, designed to evaluate the safety and immunogenicity (immune response) of three manufacturing lots of FluMist. The children were vaccinated between April and September 1997. Analysis of patient diary cards and antibody responses following two doses of FluMist showed consistent safety and immunogenicity for the different lots according to pre-defined endpoints. Evidence that different lots of vaccine can be manufactured at a consistent quality level is generally required by the FDA prior to approval of such products for commercial sale.

     We have completed a bridging study designed to evaluate clinical equivalence of vaccine blended and filled at our Pennsylvania facility, compared to vaccine blended and filled at our contract manufacturer that was representative of vaccine used in earlier clinical trials. This 225-person trial was completed in Australia in collaboration with CSL Limited. The study's primary endpoint was to show that the lot of FluMist blended and filled at our Pennsylvania facility had similar immunogenicity for all three 1997-98 influenza strains to the lot of vaccine blended and filled at our contract manufacturer. The secondary endpoint was to show that the two lots of vaccine had similar safety and tolerability profiles. The trial was conducted from December 1998 through March 1999. Participants were children age 12 to 42 months, randomized to receive vaccine blended and filled at one of the two manufacturing sites. The study met the primary endpoints for immunogenicity and safety and the data from this trial are included in our BLA. We cannot be certain that the FDA will find these data sufficient to demonstrate consistency of manufacture.

     LIQUID FLUMIST CLINICAL TRIALS

     The current formulation of FluMist requires freezer storage throughout distribution. Because many international markets do not have distribution channels well suited to the sale of frozen vaccines, Wyeth, in conjunction with us, is working on developing a second generation refrigerator stable, or liquid, formulation of FluMist.

     In March 2000, Wyeth initiated a randomized, single-blind Phase 2 clinical trial of liquid FluMist in more than 1,300 children in the southern hemisphere. This trial is intended to demonstrate clinical equivalence between frozen and liquid FluMist.

     During the fourth quarter of 2000, Wyeth initiated three Phase 3 clinical trials with liquid FluMist:

     - A Pan-Asian efficacy trial enrolled more than 3,000 participants from 12 to 36 months of age. The primary endpoint is protection against culture-confirmed influenza.

     - A Pan-European pediatric day care efficacy trial enrolled more than 1,500 children in day care from 6 to 36 months of age. The primary endpoint is protection against culture-confirmed influenza.

     - A safety and immunogenicity study enrolled more than 500 participants from 6 to 17 years of age in Europe. The primary endpoint is the level of immune response by age.

FLUMIST BLA

     We submitted a BLA for FluMist on October 31, 2000, and it was accepted by the FDA for filing on December 28, 2000. The acceptance of a BLA for filing does not mean that a license has been issued nor does it represent any evaluation of the adequacy of the data submitted. Following review of the BLA, the FDA will advise us in writing as to what action has been taken and request additional information if needed. Prior to approval for marketing by the FDA, we expect the FDA will inspect each of our manufacturing facilities and convene a meeting of the Vaccines and Related Biological Products Advisory Committee to evaluate the data submitted in our BLA.

OTHER PRODUCTS IN DEVELOPMENT

     PARAINFLUENZA VIRUS TYPE 3, OR PIV-3

     We are currently developing a vaccine for the treatment of PIV-3, a common respiratory virus of childhood that is a cause of croup, cough, fever and pneumonia. Every year, primarily during the spring and summer months, PIV-3 infects infants, children and adults. In the United States, at least 60 percent of children are infected by the time they reach two years of age, and 80 percent by four years of age. Children are also a major factor in introducing PIV-3 infection into the family setting. PIV-3 frequently recurs and children typically experience two to three infections of decreasing severity. Unlike influenza, PIV-3 undergoes only a very minor degree of variation in the surface proteins from year to year; therefore, a PIV-3 vaccine will not require annual updates.

     Both circulating and nasal antibodies against PIV-3 play a role in protection against PIV-3 disease. It is thought that protection of the lower respiratory tract from PIV-3 replication and disease requires high circulating levels, whereas resistance to infection and protection against disease in the upper respiratory tract requires mucosal antibodies in the nose. There is currently no vaccine available to protect against PIV-3 infection and no drug for treatment of PIV-3 disease.

     Aviron's Live Parainfluenza Virus Type 3 Vaccine. Our live intranasal vaccine program for PIV-3 utilizes bovine PIV-3, or bPIV-3, vaccine technology licensed from the NIH. Use of bPIV-3 as a vaccine to protect humans against human PIV-3 strains is based on the successful strategy first used for smallpox vaccination, in which an animal virus is used as a vaccine to protect humans from the related human virus. It is thought that the attenuation of bPIV-3 seen in primates is due to mutations sustained throughout its genome during its long evolutionary adaptation to the bovine host.

     Clinical Results. Prior to our in-licensing of the bPIV-3 vaccine, it had been tested in Phase 1 clinical trials in 18 adults and 78 children and infants, primarily as a single dose regimen. In all age groups, the bPIV-3 vaccine appeared satisfactorily attenuated, safe and genetically stable.

     Aviron conducted a Phase 2 placebo-controlled, double-blind, randomized trial in 192 infants to evaluate two different dosages of bPIV-3. Children were vaccinated at 2, 4, 6, and 12 to 15 months of age. Preliminary data were presented at scientific meetings in December 1998, and May 1999. Following 3 primary doses, approximately 80 percent of children showed evidence of immunization by either seroconversion (i.e., developed at least a 4-fold increase in antibody titer) or shedding of vaccine virus. The trial met our pre-determined objectives for safety and immunogenicity. We intend to move forward with additional development in 2001.

     EPSTEIN-BARR VIRUS, OR EBV

     The Epstein-Barr virus is a herpesvirus that is a leading cause of infectious mononucleosis, or mono, and infects most people at some point in their lifetime. Infection at a young age may cause mild symptoms, but the debilitating syndrome of mono is most common when infection first occurs in adolescence or young adulthood. Sore throat and swollen neck glands are followed by a period of fatigue and lethargy which can last for weeks or even months. Many high school and college students become infected with EBV each year in the United States, of which half or more may develop mono. The disease usually runs its course without significant medical intervention; however, the long duration of mono can be a serious problem for high school and college students as well as workers. No vaccine is currently available for EBV. Mono affects an estimated 250,000 young adults in the United States and Europe annually. Studies of the U.S. population indicate that approximately 90 percent of adults have been infected with EBV.

     Enlargement of the liver and spleen are also common, which is the reason doctors typically prohibit participation in athletic activities to prevent serious injuries. EBV is one of the viruses implicated as a contributing cause of cancer, including Hodgkin's disease, post-transplant and other lymphomas, nasopharyngeal carcinoma, the most common head and neck cancer throughout much of Asia, and Burkitt's lymphoma, a significant disease in Africa.

     We developed a subunit vaccine for EBV based on the single surface antigen responsible for most of the neutralizing antibodies stimulated by EBV infection. Quantities of this antigen have been expressed, purified and evaluated in a rabbit model, where preliminary results indicate that the antigen causes an immune response when combined with an adjuvant. Adjuvants are substances included in vaccines to further stimulate the immune system. In 1995 we entered into a worldwide collaboration with SmithKline Beecham, excluding Korea, whereby SmithKline Beecham will fund the development of the EBV vaccine in exchange for marketing rights. In August 1999, we announced that SmithKline Beecham completed a Phase 1 clinical trial in Europe of the subunit vaccine in healthy adults to evaluate safety and immunogenicity. The study showed that the vaccine tested with two different adjuvants (immune response stimulators) was safe and well tolerated. Although the study was not designed to evaluate the efficacy of the vaccine, laboratory tests showed evidence of immune response in vaccine recipients. In November 2000, SmithKline Beecham completed enrollment of a Phase 2 clinical trial in Europe of the subunit vaccine in healthy adults to evaluate safety and immunogenicity.

     CYTOMEGALOVIRUS, OR CMV

     We currently are developing a vaccine for CMV, another member of the herpesvirus group. Most people become infected with CMV at some time in their lives. In the United States approximately 50 percent of the population is infected with CMV. These infections are typically asymptomatic or result in mild illness with sore throat, headache, fatigue and swollen glands. CMV also can cause an infectious mononucleosis syndrome clinically indistinguishable from that associated with EBV infection. More serious CMV disease is associated with a weakened immune system, as is often found in AIDS, cancer and transplant patients, which may be due to reactivation of CMV acquired earlier in life, or a new infection. Importantly, if a woman is first exposed to this virus during pregnancy, the resulting infection can cause serious abnormalities in the child. Approximately 40,000 infants in the United States are infected each year, resulting in varying levels of brain damage, physical handicaps, or deafness in 7,500 to 10,000 of these infants. Congenital CMV syndrome results in significant expenditures for neonatal and postnatal care and potentially lifelong custodial care.

     No vaccine currently is available for CMV. In January 1999, the Institute of Medicine, a part of the National Academy of Sciences, issued a report in which CMV was identified as a level 1 (most favorable) priority for development as a vaccine, based on the public health benefit associated with CMV prevention. Antibodies from persons with high levels of immunity are available in the form of hyperimmune globulins for certain high-risk patients, but use of these products can be costly and of limited efficacy. These products are not used to prevent congenital infection of newborn infants. We believe that widespread vaccination of children/adolescents with a safe and effective CMV vaccine is justified for the same reason that children in the United States are vaccinated against rubella: to protect unborn children from birth defects caused by congenital infection by reducing the risk that mothers can acquire CMV during pregnancy.

     A weakened live virus vaccine candidate for CMV, known as the Towne strain, has been tested by third parties in several hundred people. This strain was reported to be well tolerated, but did not provide sufficient protection in mothers of children in day care who were at risk for CMV infection, or in transplant recipients at risk of acquiring CMV from the donor organs. Our scientists have discovered key differences between Towne strain and the naturally occurring CMV virus. Based on this knowledge, we have used our rational vaccine design approach to create new recombinant CMV vaccine candidates in an attempt to achieve the appropriate balance between attenuation and potential protection. In June 2000, the NIAID initiated the first clinical trial with four of our CMV vaccine candidates.

     HERPES SIMPLEX VIRUS TYPE 2, OR HSV-2

     An estimated 40 million to 60 million persons in the United States currently are infected with HSV-2, the cause of genital herpes. Only one-third of those infected experience symptoms, but a significant portion of new infections are caused by transmission from people who do not have any symptoms.

     Genital herpes is an incurable disease, often manifesting its presence several times a year with painful sores in the genital area. It is estimated that there are more than 500,000 new cases of genital herpes per year in the United States, and that the disease is responsible for more than 600,000 physician visits per year. Genital herpes also can be acquired by newborn babies as they pass through the birth canal of infected mothers. Neonatal herpes simplex infection can result in serious damage to the brain and many other organs. Each year in the United States, approximately 1,500 infants are infected and these infants have almost a 50 percent risk of death or severe, permanent neurological damage. In addition, efforts to prevent neonatal herpes contribute significantly to the cost of the disease. For example, women with a history of genital herpes are often advised to undergo a Caesarean section when prenatal examinations suggest a herpes virus recurrence near the time of delivery. HSV-2 infection also can lead to serious and fatal complications in adults with poor immune systems due to AIDS or as a consequence of drug therapy for organ transplants.

     The most widely used drug therapy for HSV-2 disease is acyclovir, which has been shown to reduce the severity and duration of herpetic lesions, although most patients treated still experience symptoms for several days. When taken several times a day as a preventative for HSV-2, acyclovir also has been shown to reduce the frequency of recurrences. Several additional therapeutics are available or are in the late stages of clinical trials, and several preventative vaccines are in clinical trials; however, no vaccine currently is available to prevent genital herpes.

     We have used our rational vaccine design approach to create live attenuated vaccine candidates intended to prevent HSV-2 disease in uninfected children and young adults. Two of our founders, Dr. Bernard Roizman and Dr. Richard Whitley, in collaboration with Pasteur Merieux Serums et Vaccins, developed a prototype live herpes vaccine based on an oral herpes virus, or HSV-1. After extensive preclinical testing, the virus was tested in humans; however, the immune response following vaccination was deemed insufficient. This insufficiency most likely resulted because too many genes had been deleted, thus rendering the virus over-attenuated. We have licensed technology, along with patents covering strategies for more specific deletions, from ARCH. We have used this technology to create proprietary live vaccine candidates using an HSV-2 backbone, which we have evaluated in preclinical models. Several candidates have shown attenuation in various rodent models, as well as efficacy in protecting guinea pigs and primates from challenge with a lethal dose of wild-type HSV-2. We are developing additional vaccine candidates and intend to use the results of further animal studies to select one or more candidates for evaluation in clinical trials.

     In July 1996, we licensed a portion of our patent rights covering or related to the use of HSV-2 for treatment of cancer and for gene therapy, but excluding use for vaccines, to NeuroVir Therapeutics Inc., or NeuroVir, formerly NeuroVir Research, Inc. In exchange, we received shares of capital stock and warrants to purchase shares of capital stock, representing a minority interest in the outstanding equity securities of NeuroVir on a fully diluted basis. We are under no obligation to fund development of this technology by NeuroVir.

     RESPIRATORY SYNCYTIAL VIRUS, OR RSV

     RSV is the major cause of lower respiratory tract illness in the very young, and is responsible for over 90,000 hospitalizations and more than 4,500 deaths a year in the United States. RSV also is one of the causes of the common cold. Infection is manifested as cough and fever and, in some cases, pneumonia. While RSV infection can occur at any time of year, epidemics generally occur in the winter. Most cases are in children under age four, with the peak of severe illness under six months of age, particularly in infants with pre-existing heart and lung disease. The leading product used for the prevention of RSV is a humanized monoclonal antibody against RSV and is delivered by injection. There is no vaccine currently available for RSV. One company is testing a cold-adapted weakened live virus vaccine for RSV in infants. Available drug therapy is reserved for the most serious cases as it has significant side effects. We are developing a genetically engineered weakened live virus vaccine for RSV using proprietary reverse genetics technology. Our objective is to use this technology to create a number of live virus vaccine candidates that can be tested in animal models before selecting a candidate for testing in humans. However, no assurance can be given that we will be successful in identifying a vaccine candidate.

     LIVE VIRUSES AS VECTORS

     We believe that our virus engineering technology may be used to create strains that carry "foreign" genes and are able to deliver genetic or antigenic information to specific tissues in the host. For example, it is possible to engineer antigens from other viruses into influenza, as has already been demonstrated for small antigenic regions from agents such as HIV and malaria. RSV and PIV-3 are two other important causes of childhood infections that may be targeted by using the influenza virus as a vector to deliver antigens.

FLUMIST PRODUCTION AND MANUFACTURING

     Master Virus Seed Production. After the FDA selects the influenza strains to be included in the vaccine, we create the respective master virus seeds for use in large-scale production. These contain the hemagglutinin, or HA, and neuraminidase, or NA, genes of the expected epidemic strain and six genes which hold the cold-adapted, weakened properties of the master donor strain. Two processes are available for us to make the master virus seeds: classical reassortment and reverse genetics. In the classical reassortment process, which we included in our BLA submission, laboratory virus cells are infected with both the expected strain in circulation and our cold-adapted master donor strain, which results in random genetic reassortments between the two strains. The specific reassortment desired is isolated using monoclonal antibodies. This process takes approximately four to six weeks and has been used by scientists at the University of Michigan and Aviron to create more than 20 different vaccine strains that have been tested in human clinical trials. In the reverse genetics approach, which may be submitted in future amendments to our BLA, HA and NA genes are isolated from the expected circulating strain and introduced into the cold-adapted master donor strain using our proprietary reverse genetics technology. Potential advantages of this process are that it may be somewhat faster and may offer lower risk of contamination than classical reassortment. We have conducted a clinical trial to evaluate safety of the reverse genetics process compared to the classical reassortment process.

     Bulk Monovalent Formulation Production. The master virus seeds for each vaccine strain are transferred to our U.K. facility for large-scale production of the bulk monovalent formulations of the three vaccine strains, which involves infection, incubation and harvesting from hens' eggs. The eggs used in this process are supplied by a third party that maintains flocks certified to be free of specific pathogenic agents.

     Normal Allantoic Fluid, or NAF. NAF, which is harvested from hens' eggs, is used as a diluent in the final formulation of FluMist. We have the ability to manufacture NAF year round in our U.K. facility.

     Trivalent Formulation Production. The bulk formulation and NAF are frozen and transferred to our facility in Pennsylvania where they are blended into the trivalent formulation, filled into nasal spray devices, packaged, labeled and shipped.

     MANUFACTURING FACILITIES AND CONTRACTS

     We currently do not have licensed facilities to manufacture FluMist and have not yet manufactured FluMist at a sustained commercial scale. We have agreed to acquire the remaining 24 years of a 25-year lease from Celltech Group plc of approximately eight acres of land in Speke, U.K. We intend to utilize an existing 45,000 square foot structure on the property to build a new FluMist manufacturing facility. We have also begun the initial stages of commercial scale manufacturing of FluMist for sale during the 2001 - 2002 influenza season, pending receipt of marketing approval from the FDA.

     Since 1998, we have been producing supplies for all frozen FluMist clinical trials through creation of master virus seeds at our California facility, production of bulk monovalents at the U.K. facility and the blending and filling into the trivalent formulation at our Pennsylvania facility.

     In October 1997, we entered into a nonexclusive arrangement with Packaging Coordinators, Inc., or PCI, a division of Cardinal Health, Inc., for the blending, filling, packaging, and labeling of FluMist for commercial sale until October 2004. Under this agreement, in 1998 we and PCI opened a 34,000-square-foot manufacturing suite in Philadelphia, Pennsylvania at PCI's site in which PCI has blended, filled and packaged doses of FluMist for use in 1998 - 1999 clinical trials. If regulatory approval is received, our Pennsylvania facility is expected to be used for blending, filling, packaging, labeling and storage of FluMist. In August 2000, we entered into amended agreements with PCI extending the term of our original agreement until December 2004, with options to extend for up to two additional terms of three years. The production of FluMist is subject to the availability of a large number of specific pathogen-free eggs, for which there are currently a limited number of suppliers. In June 1999, we entered into a non-exclusive agreement with Specific Pathogen-Free Avian Supply, a division of Charles River Laboratories for the acquisition of pathogen-free hens' eggs through December 2001. This agreement may be renewed by mutual agreement of the parties for an additional term of three years.

     In August 1998, Aviron and Becton Dickinson and Company entered into a worldwide exclusive supply agreement under which Becton Dickinson will supply us with its AccuSpray non-invasive nasal spray delivery system for the administration of FluMist through the 2001 - 2002 influenza season. In addition, we depend on the submission by Becton Dickinson of a Device Master File application, or DMF, for separate review by regulatory authorities. We referenced the DMF as part of the BLA submission for FluMist.

     Our current frozen formulation of FluMist is being designed to meet an acceptable level of stability for the U.S. market. In addition to its current frozen formulation, we are exploring alternative formulations and presentations for FluMist that may enable improved distribution and longer shelf life. We believe that a liquid formulation of FluMist will be required to address markets outside the United States and Canada. Aviron and Wyeth are jointly producing clinical trial material for the liquid formulation of FluMist at our facilities in California and Pennsylvania and in Wyeth's facilities. As part of our agreement with Wyeth, both companies have the right to manufacture liquid FluMist bulk materials.

MARKETING AND SALES

     The current purchasers of vaccines are principally physicians, large HMOs and state and federal government agencies. We intend to sell our products to HMOs, large employers, and government health care agencies, physicians and pharmacies either directly or through our partners. We intend to market FluMist in conjunction with our partner Wyeth.

     Clinical trials of FluMist have been conducted to provide information regarding its use in three market segments: healthy children, healthy adults, and adults at high-risk of influenza complications due to age or to the presence of chronic medical conditions such as heart or lung disease or diabetes. Use of influenza vaccines in these three segments is subject to somewhat different market forces, and customers are accessed by different channels of distribution.

     CHILDREN

     There are approximately 70 million children age 18 and under in the United States. Influenza among children causes significant impact on families, especially when a parent has to stay home from work to care for a sick child. The current injectable vaccine is rarely used in healthy children, although children have the highest attack rate of influenza and play a major role in the spread of the influenza epidemic. The current injectable influenza vaccine is occasionally used in children at high risk of influenza complications due to conditions such as asthma and congenital heart disease, but public health authorities are concerned that coverage rates are below optimal. Our objective is to develop a new market for influenza prevention in healthy children by offering an innovative vaccine to prevent influenza. Because FluMist is delivered as a nasal mist we believe it would provide an attractive way to immunize children on an annual basis. In addition, FluMist can have an impact in reducing middle ear infections and associated antibiotic use, which increases its value in this population. We believe that pediatricians will recognize the potential advantages of FluMist. While clinical data in healthy children appears strong, FluMist studies in high-risk children are limited. We currently are not seeking a labeling claim for high-risk children.

     HEALTHY ADULTS

     A significant number of the current injectable influenza vaccine doses in the United States are being administered to healthy adults, either via workplace immunization programs or in programs offered through clinics, pharmacies or other retail outlets. There are approximately 100 million adults in the United States between 19 and 49 years of age who the CDC or the Advisory Committee on Immunization Practices does not classify as being at high-risk for influenza complications, but who still could be susceptible to influenza. In addition, there are approximately 42 million persons ages 50 to 64 who the Advisory Committee on Immunization Practices and the American Academy of Family Physicians consider at high risk of influenza. Our objective is to expand the current market for influenza prevention by offering a unique alternative for individuals who value flu prevention. We believe that immunization programs using FluMist may also increase the convenience of vaccination compared to the current influenza injection.

     HIGH-RISK ADULTS

     The VA has completed a clinical trial in high-risk adults to evaluate the efficacy of FluMist when co-administered with the injectable influenza vaccine, compared to the injectable influenza vaccine alone. The VA is performing the evaluation of data from this trial. We did not seek a labeling claim for high-risk adults in the BLA submitted on October 31, 2000.

COLLABORATIVE AGREEMENTS

     Our strategy for the development, clinical trials, manufacturing and commercialization of certain of our products includes maintaining and entering into various collaborations with corporate partners, licensors, licensees and others. To date we have entered into the following collaborative agreements.

     FLUMIST AGREEMENTS

     Wyeth Lederle Vaccines

     We entered into a worldwide collaboration agreement with Wyeth for the marketing, promotion, sales, distribution and development of FluMist, which became effective in March 1999.

     Under this agreement, we granted Wyeth exclusive worldwide rights to market FluMist, excluding Korea, Australia, New Zealand and some South Pacific countries. We and Wyeth will co-promote FluMist in the United States, while Wyeth will have the exclusive right to market the product outside the United States. Wyeth will hold the marketing rights for an initial term of seven years from the first commercial sale of FluMist in the United States, and an initial term of eight years from the first commercial sale of FluMist outside the United States, with an option to extend its rights both in the United States and internationally to up to 11 years. Extending both U.S. and international rights for the full 11 years would trigger payments to us by Wyeth in excess of $140.0 million. We and Wyeth also will collaborate on the regulatory, clinical, and marketing programs for FluMist.

     In March 1999, we received a cash payment of $15.0 million from Wyeth under the collaboration agreement. On January 2, 2001, we received an additional $15.5 million upon acceptance by the FDA for filing of our BLA on December 28, 2000, and will receive an additional $20.0 million upon FDA marketing approval for FluMist. We also can earn an additional $20.0 million in milestone payments for expansions in labeling claims and advisory body recommendations. In addition, we are entitled to receive a $10.0 million payment for the submission of a license application in Europe, a $27.5 million payment for the approval of a liquid formulation of FluMist, and up to $50.0 million upon licensure in international regions. Compensation for achieving additional development and regulatory milestones is included in the agreement terms and may total up to $67.5 million.

     Wyeth committed to provide up to $40.0 million in financing to us, $20.0 million of which has been provided to date. The remaining $20.0 million is available upon FDA marketing approval for FluMist. The total potential value for the license fees, milestones, financing support and term extension options that we could receive exceeds $400 million. In addition, to support inventory build-up for 2001, Wyeth paid us $10.0 million in January 2001 as an advance against future amounts that Wyeth will owe us under our agreement.

     Wyeth will distribute FluMist and record all product sales. In addition to the payments mentioned above, we anticipate that we will receive approximately 40 percent of FluMist revenues from Wyeth, in the form of product transfer payments and royalties, which increase at higher sales levels. We will incur expenses to supply and co-promote FluMist. Wyeth will share in the clinical development expenses for FluMist. In addition, if we meet joint supply forecasts, Wyeth has agreed to spend up to $100.0 million for advertising and promotion of FluMist over the first three years of commercialization.

     CSL Limited

     In June 1998, we and CSL Limited of Victoria, Australia, jointly announced that we will collaborate on the development, sale and distribution of FluMist, in Australia, New Zealand and some countries in the South Pacific. We and CSL Limited will jointly carry out additional clinical trials in Australia for FluMist. Under the agreement, CSL Limited will sponsor the marketing application with the Therapeutic Goods Administration, Australia's equivalent to the FDA. CSL Limited will have exclusive rights to sell and distribute FluMist in these countries and we will share profits from these sales. We also will benefit from expansion of CSL Limited's current flu vaccine in pediatric and healthy adult market segments following the approval to market FluMist in the territory. In addition, CSL Limited has agreed, under an option agreement, to grant warrants to us to purchase CSL Limited common stock upon CSL Limited's attainment of certain milestones.

     National Institute of Allergy and Infectious Diseases -- Cold-Adapted Influenza Vaccine

     Following a competitive application process, we entered into a five-year Collaborative Research and Development Agreement in March 1995 with the NIAID of the NIH to conduct clinical trials of our cold-adapted influenza vaccine. Wyeth-Ayerst licensed certain rights to the vaccine from the NIH in 1991 and was developing it for sale in collaboration with the NIH until relinquishing its rights in 1993. We have obtained from the NIH and the University of Michigan exclusive rights to trial results and data from the work at the Vaccine Treatment Evaluation Units, or VTEUs, and Wyeth-Ayerst. The NIH has agreed to support the trials by enrolling subjects in its network of VTEUs. In addition, we acquired exclusive commercial rights to data generated from all previous clinical trials conducted by the NIH and Wyeth-Ayerst using the vaccine. In June 2000, we extended the Collaborative Research and Development Agreement through June 2003.

     In September 2000, we were awarded a $2.7 million Challenge Grant from the NIAID to develop a vaccine to protect against possible pandemic influenza virus strains. We also will commit $2.7 million over the three year duration of the grant. Challenge Grants are milestone-driven awards, meaning we must achieve predetermined product goals during the development process in order to receive the funds. Under the grant, we will develop vaccine candidates against potential pandemic strains of influenza. The vaccine candidates will utilize the intranasal delivery technology currently used for FluMist.

     University of Michigan

     In February 1995, we entered into a materials transfer and intellectual property agreement with the University of Michigan. Pursuant to the agreement, the University of Michigan granted us exclusive worldwide rights to certain intellectual property and technology relating to the cold-adapted influenza vaccine and proprietary master donor strains of influenza viruses useful in the production of products for vaccination against influenza and potentially for gene therapy and other uses. Specifically, we obtained the exclusive right to develop, manufacture, use, market and sell products incorporating any such intellectual property or utilizing the master strains worldwide. In consideration for the rights granted to us, we:

     - made an initial cash payment to the university;

     - agreed to pay a royalty to the university on net sales of products subject to the license;

     - entered into a sponsored research agreement with the university for a period of at least two years; and

     - issued to the university 1,323,734 shares of Series B Preferred Stock, which automatically converted into 264,746 shares of our common stock at the time of our initial public offering.

     The original agreement had also provided that, in the event that we receive approval to commercially market a product based on the university's technology, we agreed to issue a warrant to the university to purchase shares of our common stock at a price of $10.00 per share, for a number of shares to be based on 1.25 percent of the common stock outstanding on the date of the first commercial sale of the product incorporating the university's technology. In February 2000, we amended our agreement with the University of Michigan to accelerate the issuance of a warrant to the university. As a result of this amendment, we granted the university a fully-vested non-forfeitable warrant to purchase 340,000 shares of our common stock at an exercise price of $10.00 per share. Also, as a result of this amendment, we recorded a one-time charge of approximately $10.9 million in the first quarter of 2000 representing the fair value of the warrant. Upon the date of the first commercial sale of FluMist, if we have more than 27.2 million shares outstanding, we will issue an additional warrant allowing the university to purchase 1.25 percent of the excess shares on the same terms.

     Pursuant to the agreement, we are required to grant to the university an irrevocable, royalty-free license for research purposes, or for transfer to a subsequent licensee should the agreement be terminated, to (1) all improvements developed by us, our affiliates or sublicensees, whether or not patentable; relating to delivery mechanisms and processes for administration and manufacturing of products, as well as packaging, storage and preservation processes for the master strains, and (2) all new technical information acquired by us, our affiliates or sublicensees relating to the master strains and products.

     The term of the agreement is until the later of the last to expire of the university's patents licensed to Aviron or 20 years from the date of first commercial sale of a product incorporating the university's technology. We have the right to terminate for any reason upon 12 months notice to the university.

     OTHER COLLABORATIVE AGREEMENTS

     National Institute of Allergy and Infectious Diseases -- Cytomegalovirus, or CMV

     In June 2000, we entered into a clinical trial agreement with the NIAID of the NIH which allows the NIAID to conduct clinical trials at various locations with our CMV vaccine candidates.

     National Institute of Allergy and Infectious Diseases -- Parainfluenza Virus Type 3

     In May 1996, we obtained exclusive rights from the NIAID of the NIH to certain biological materials and clinical trial data for our PIV-3 program. The NIH granted to us exclusive rights in specific strains of bovine parainfluenza virus to develop, test, manufacture, use and sell products for vaccination against human parainfluenza virus and other human and animal diseases. In addition, we obtained from the NIAID the right to reference an existing IND and certain data relating to the licensed materials. The NIH retained rights to the licensed materials on behalf of the United States Government to conduct research and to grant research licenses to third parties under certain circumstances. In return for the rights granted by NIH, we will make payments to NIH on the achievement of specified milestones and will make certain royalty payments to NIH. Unless otherwise terminated, the agreement will terminate on cessation of commercial sales of licensed products by our sublicensee or us. We have the unilateral right to terminate the agreement in any country upon providing 60 days notice to NIH.

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

     SmithKline Beecham Biologicals S.A.

     In October 1995, we signed an agreement with SmithKline Beecham to collaborate on our Epstein-Barr virus, or EBV, vaccine technology. Under the terms of our agreement, we granted SmithKline Beecham an exclusive license to produce, use and sell inactivated EBV vaccines incorporating our technology for prophylactic and therapeutic uses on a worldwide basis, except in Korea. In addition, SmithKline Beecham obtained a right of first refusal to an exclusive, worldwide, except Korea, license under any intellectual property rights relating to any live EBV vaccine technology developed or controlled by us during the term of this agreement. We have retained the right to co-market a monovalent formulation of the EBV vaccine in the United States and to have SmithKline Beecham supply such vaccine.

     SmithKline Beecham agreed to fund research and development at Aviron related to the EBV vaccine, in specified minimum amounts, during the first two years of this agreement. SmithKline Beecham made an initial up-front payment to us and agreed to make additional payments upon the achievement of certain product development milestones; the first such milestone payment was made in 1997. The initiation of a Phase 2 clinical trial in October 2000 triggered a $1.5 million milestone payment to us. Under an agreement between us and ARCH, ARCH receives twenty-five percent of this and all future milestone payments and royalties that we receive from SmithKline Beecham. We also are entitled to royalties from SmithKline Beecham based on net sales of the vaccine. Unless otherwise terminated, the agreement will expire on a country-by-country basis upon the expiration or invalidation of the last remaining patent covered by the agreement or 10 years from the date of first commercial sale of the vaccine, whichever is later. SmithKline Beecham may terminate the agreement with respect to any country at any time.

     Sang-A Pharm. Co., Ltd., or Sang-A

     In May 1995, we entered into a Development and License Agreement with Sang-A. We granted to Sang-A exclusive clinical development, manufacturing and marketing rights in Korea for specified products developed by Aviron, including vaccines for influenza, cold-adapted and recombinant, EBV, CMV, HSV-2 and RSV.

     In January 1997, Sang-A declared bankruptcy and continues to operate while in receivership. In November 2000, we terminated the portion of the contract relating to FluMist. We are unable to predict what further long-term effect the bankruptcy may have on Sang-A and on our agreement with Sang-A.

     The Mount Sinai School of Medicine

     In February 1993, we entered into a technology transfer agreement with The Mount Sinai School of Medicine. Under this agreement, Mount Sinai assigned to us all of its rights, title and interest in and to certain patents and patent applications, as well as all associated know-how and other technical information relating to recombinant negative strand RNA virus expression systems and vaccines, attenuated influenza viruses and certain other technology. Mount Sinai also granted to us (1) an option to acquire any improvements to the inventions disclosed in the assigned patents and patent applications thereafter developed by Mount Sinai and (2) a right of first negotiation for a license or assignment to additional related technology. In consideration for these rights, we issued to Mount Sinai 35,000 shares of our common stock. We also issued to Mount Sinai four warrants to purchase up to a total of 45,000 shares of our common stock, each exercisable for a term of five years commencing upon the occurrence of milestone events.

     ARCH Development Corporation

     In July 1992, we entered into a license agreement with ARCH pursuant to which we obtained an exclusive, worldwide commercialization license, with the right to sublicense, to patent rights and related intellectual property and materials pertaining to the herpes simplex viruses, EBV and various recombinant methods and materials. In return for the rights granted to us under this agreement, we will make payments to ARCH upon the achievement of certain milestones in the development of products covered by the license and will pay royalties to ARCH on net sales of such products. ARCH also granted us rights to improvements and additional related technology. The term of this agreement extends until the expiration of the last-to-expire patent rights covered under the license.

     ARCH had asserted an interpretation of the financial terms of this agreement, relating to the license by us of its EBV technology to SmithKline Beecham and to our sublicense of certain HSV technology to NeuroVir, both of which would have required us to pay ARCH a portion of any future or past payments, including sublicense fees and milestone payments we received under the SmithKline Beecham and NeuroVir agreements.

     On May 8, 2000, we executed a Settlement Agreement and Release with ARCH whereby, among other provisions, we made a settlement payment to ARCH in the form of a cash payment of $312,500 and a warrant to purchase 14,077 shares of our common stock. We also agreed to pay ARCH twenty-five percent of future milestone and royalty payments received from SmithKline Beecham and fifty percent of future royalty payments and all milestone payments received from NeuroVir. In addition, the settlement agreement provides for the termination of our option rights to obtain future improvements and later developments from ARCH. A separate agreement with NeuroVir sets the amount of the royalty to be paid pursuant to the NeuroVir license agreement. The settlement agreement also provides for ARCH to receive one-half of our ownership interest in Series A preferred shares of NeuroVir stock and one-half of our ownership interest in a warrant to acquire shares of NeuroVir common stock, which was issued to us as part of the original NeuroVir license agreement.

PROPERTIES

     We lease approximately 52,800 square feet of office and laboratory space in Mountain View, California. We have leased this space through October 2005 and have two options to extend the lease for successive five-year periods. In addition, we are leasing approximately 41,000 square feet of space in Philadelphia pursuant to our agreement with PCI. We have leased this space through December 2004, with options to extend for up to two additional terms of three years. In February 1999, we entered into a lease agreement for approximately 69,000 square feet of office, laboratory and manufacturing space in Santa Clara, California. We have leased this facility through January 2019, with an option to renew for seven years. In July 1999, we obtained an additional 20,000 square feet of laboratory and office space in a building near our current Mountain View facility under a sublease arrangement through June 2001. In October 1999, we leased an additional 52,000 square feet of space in buildings adjacent to our current Mountain View facility that is covered by the same lease terms as that facility. This facility is being subleased to another party through April 2001. We expect that, after taking possession of this space at the end of the sublease, we will be able to meet our facility needs for office and lab space through 2001. In December 1999, we entered into a five-year lease for an additional 22,500 square feet of office space in Santa Clara, which currently is being subleased.

     In October 2000, we entered into sub-leases expiring in June 2006 of the FluMist manufacturing areas in Speke, U.K. and agreed to acquire the remaining 24 years of a 25-year lease of approximately eight acres of land adjacent to the existing site. We intend to utilize an existing 45,000 square foot structure on the property to build a new FluMist manufacturing facility.

     We expect that we may need to obtain additional space for manufacturing, research and development activities and offices in the future.

LEGAL PROCEEDINGS

     On June 30, 1999, the European Patent Office held oral proceedings in an Opposition filed by American Cyanamid against our granted European Patent No. 0490972 relating to methods and compositions of recombinant negative-strand RNA viruses. At the oral proceedings, the Opposition Division of the European Patent Office informed us of its intent to issue a written opinion that upholds claims limited to recombinant influenza and denies claims generically encompassing negative-strand RNA viruses. This decision will not affect our FluMist cold-adapted influenza product. We intend to appeal the decision insofar as it relates to the denied claims; the appeal will request the Technical Board of Appeals to reverse the decision with respect to the denial of the claims encompassing recombinant negative-strand RNA viruses. There can be no assurance that we will be successful in obtaining claims as originally granted as a result of the appeal. If we do not
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succeed in the appeal of the claims which encompass negative-strand RNA viruses, in particular non-segmented RNA viruses, it could negatively impact our ability to exclude others from commercializing an RSV or PIV-3 vaccine based on genetically engineered candidates in Europe.

     On July 8, 1999, a lawsuit entitled Joany Chou v. The University of Chicago, ARCH Development Corp., Bernard Roizman and Aviron, was filed in the U.S. District Court for the Northern District of Illinois, Eastern Division, or Court, by an individual formerly associated with the University of Chicago. On September 30, 1999, this individual filed an amended complaint against the same defendants. This amended complaint appeared to purport to assert claims of inventorship relating to United States Patent Nos. 5,328,688, 5,795,713, 5,922,328; their foreign counterparts; and potentially other patents and applications, unjust enrichment, fraud, conversion, breach of fiduciary duty, breach of contract and breach of implied contract. The amended complaint seeks, among other things, money damages, an order correcting the inventorship and ownership of the patents referenced above, disgorgement, a constructive trust, possible injunctive and equitable relief, punitive damages, attorneys' fees, costs, and interest. All of the claims appear to relate to patents and patent applications for HSV, and none appear to relate to Aviron's cold-adapted influenza product or technology or any other pipeline products in research or development. On February 18, 2000, the Court granted Aviron's motion to dismiss, thereby dismissing all pending claims made by the plaintiff against Aviron. On April 19, 2000, the plaintiff appealed the Court's ruling. We cannot be sure that we will prevail in the defense of this lawsuit in the event that the plaintiff is able to replead her claims against Aviron, or her appeal is successful in reinstating her claims, or in bringing new claims against Aviron.

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                                   MANAGEMENT

EXECUTIVE OFFICERS, SENIOR MANAGEMENT AND DIRECTORS

     The names of our executive officers, senior management and directors as of January 10, 2001 and information about them is presented below.

                 NAME                      AGE                        POSITION
                 ----                      ---                        --------
EXECUTIVE OFFICERS
C. Boyd Clarke.........................    52     Chief Executive Officer, President and Chairman
Edward J. Arcuri, Ph.D.................    50     Senior Vice President, Operations
Harry B. Greenberg, M.D................    56     Senior Vice President, Research and Development,
                                                  and Chief Scientific Officer
Fred Kurland...........................    50     Senior Vice President and Chief Financial Officer
Carol A. Olson.........................    42     Senior Vice President, Commercial Development

SENIOR MANAGEMENT
Charlene A. Friedman...................    43     Vice President, General Counsel and Secretary
Charles F. Katzer......................    50     Vice President, Manufacturing
Dianne L. Mastilock....................    49     Vice President, Human Resources
Paul M. Mendelman, M.D.................    52     Vice President, Clinical Research
Eric J. Patzer, Ph.D...................    51     Vice President, Development
Rayasam S. Prasad......................    48     Vice President, Technical Affairs
David M. Wonnacott.....................    54     Vice President, Regulatory Affairs

DIRECTORS
R. Gordon Douglas, Jr., M.D............    66     Director
Dennis M. Fenton, Ph.D.................    50     Director
Wayne T. Hockmeyer, Ph.D...............    56     Director
Paul H. Klingenstein...................    44     Director
Alan C. Mendelson......................    52     Director
J. Leighton Read, M.D..................    49     Director
Bernard Roizman, Sc.D..................    71     Director

     C. Boyd Clarke has been our President and Chief Executive Officer since December 1999. He has been a director since December 1999 and our Chairman since January 2001. From 1998 until joining us, Mr. Clarke was Chief Executive Officer and President of U.S. Bioscience, Inc., a biotechnology company. Mr. Clarke served as President and Chief Operating Officer of U.S. Bioscience from 1996 to 1998. From 1977 to 1996, Mr. Clarke held a number of positions at Merck Co., Inc., including being the first president of Pasteur-Merieux MSD, and most recently as Vice President of Merck Vaccines. Mr. Clarke has a B.S. in Biochemistry and an M.A. in History from the University of Calgary.

     Edward J. Arcuri, Ph.D., has been our Senior Vice President, Operations since May 2000. He joined Aviron as Vice President, Manufacturing in July 1999. Dr. Arcuri joined us from North American Vaccine, Inc., or NAVA, where he served as Vice President, Manufacturing Operations and Process Development from January 1995 to July 1999. Prior to joining NAVA, Dr. Arcuri served as Senior Director, Biological Manufacturing at Merck and Co., Inc. from 1991 to 1994. Dr. Arcuri holds a B.S. degree in Biology from the State University of New York at Albany and a masters degree and Ph.D. in Biology from Rensselaer Polytechnic Institute.

     Harry B. Greenberg, M.D., has been our Senior Vice President, Research and Development and Chief Scientific Officer since November 2000. Dr. Greenberg joined us from the Stanford University School of Medicine, where he spent 17 years as a faculty member. He was most recently the Senior Associate Dean for Research and the Joseph D. Grant Endowed Professor of Medicine. He also was serving as Associate Chief of Staff for Research at the Veterans Administration Palo Alto Health Care System. Dr. Greenberg served as chair of the Vaccines and Related Biological Products Advisory Committee of the U.S. Food and Drug

Administration, or FDA, from February 1999 until beginning his position with Aviron. Dr. Greenberg holds a B.A. in History with honors from Dartmouth College and an M.D. from Columbia College of Physicians and Surgeons.

     Fred Kurland has been our Senior Vice President and Chief Financial Officer since January 1998. Prior to joining us, Mr. Kurland was Vice President and Chief Financial Officer of Protein Design Labs, Inc., a biotechnology company, from 1996 to 1998. From 1995 to 1996, Mr. Kurland was Vice President and Chief Financial Officer at Applied Immune Sciences, a biotechnology company, and from 1981 to 1995, he held a number of positions at Syntex Corporation, a pharmaceutical company, most recently as Vice President and Controller. Mr. Kurland, a Certified Public Accountant, holds a B.S. in Business and Economics from Lehigh University, and an M.B.A. and a J.D. from the University of Chicago.

     Carol A. Olson has been our Senior Vice President, Commercial Development since May 1998. Prior to joining us, Ms. Olson was the founder and managing director of the Churchill Madison Group, a management consulting firm focused on building new businesses in the medical, life sciences and high technology industries. From 1984 to 1993, Ms. Olson worked for the Hewlett Packard Company. Ms. Olson holds a B.A. in Economics with honors from Yale University and an M.B.A. from Stanford University.

     Charlene A. Friedman has been our Vice President, General Counsel and Secretary since April 2000. From 1999 to joining us, Ms. Friedman was a consultant to Inamed Corporation, a medical device company. From 1996 to 1999, Ms. Friedman held various positions at Collagen Aesthetics, Inc., a biotechnology company, most recently as Vice President, Legal and Regulatory Affairs, General Counsel and Assistant Secretary. From 1995 to 1996, Ms. Friedman was an attorney with Lillick & Charles in San Francisco, California. From 1993 to 1995, she practiced law in Boston, Massachusetts at Warner & Stackpole. She is a member of the Massachusetts and California bars. Ms. Friedman holds a B.A. in Ancient Greek and Latin from Tufts University and a J.D. from Northeastern University.

     Charles F. Katzer has been our Vice President, Manufacturing since August 2000. Prior to joining us, Mr. Katzer was Vice President, Pharmaceutical Operations at U.S. Bioscience, Inc. Prior to joining U.S. Bioscience, Mr. Katzer spent 13 years at Rhone-Poulenc Rorer Pharmaceutical Corporation in a series of operational positions, including Director of Operations and Worldwide Director of Quality Assurance. Mr. Katzer holds a B.S. in Zoology from the University of Wisconsin.

     Dianne L. Mastilock has been our Vice President, Human Resources since February 2000, and has held various positions at Aviron since April 1999. Ms. Mastilock joined us from Digital Link, where she served as Vice President, Human Resources from August 1994 to April 1999. Prior to joining Digital Link, Ms. Mastilock served as Director, Human Resources at Humphry Instruments from 1993 to 1994. Prior to that, Ms. Mastilock was Director, Human Resources at Vitaphore Corp. from 1991 to 1993. Ms. Mastilock holds a B.S. degree in Recreation and Leisure Studies from San Jose State University and a Masters degree in Human Resources and Organizational Development from the University of San Francisco.

     Paul M. Mendelman, M.D., has been our Vice President, Clinical Research since 1996. Dr. Mendelman also is currently consulting professor in the Department of Pediatrics at the Stanford University School of Medicine. Prior to joining Aviron, Dr. Mendelman was Director, Clinical Research, Infectious Diseases for Merck Research Laboratories, a pharmaceutical company, since 1991. From 1983 to 1991, Dr. Mendelman was Clinical Instructor, Assistant Professor and then Associate Professor of Pediatrics at the University of Washington. Dr. Mendelman holds a B.S. and an M.D. from Ohio State University and is a fellow of the American Academy of Pediatrics.

     Eric J. Patzer, Ph.D., has been our Vice President, Development since 1996. Prior to joining the company, Dr. Patzer held various positions with Genentech, Inc, a pharmaceutical company, since 1981, most recently as Vice President, Development. Dr. Patzer holds a B.S. in Mechanical Engineering from The Pennsylvania State University and a Ph.D. in Microbiology from the University of Virginia.

     Rayasam (Ray) S. Prasad has been our Vice President, Technical Affairs since September 1999. Mr. Prasad joined Aviron from Chiron Vaccines, the global vaccines business unit of Chiron Corporation, a biotechnology company, where he served as Head of Regulatory, Quality and Drug Safety from October 1994 to September 1999. Mr. Prasad also served as Director of Quality Assurance for Therapeutics and Vaccines at Chiron. Prior to joining Chiron, Mr. Prasad held positions in quality assurance and biological manufacturing operations at Genentech from 1986 to 1994, and Burroughs Wellcome Co. from 1981 to 1986. Mr. Prasad holds a B.S. in Pharmacy from Andhra University, India.

     David M. Wonnacott, Ph.D., has been our Vice President, Regulatory Affairs since August 2000. From 1988 until joining us, Dr. Wonnacott held various positions at Merck & Co., Inc., most recently as the Alternate Responsible Head, Vaccines and Biologics. Prior to joining Merck, Dr. Wonnacott held several scientific and management positions in biotechnology research and bioanalytical chemistry at Eastman Kodak Company and Eastman Pharmaceuticals/Sterling Drug. Dr. Wonnacott holds a B.S. in Chemistry from Brigham Young University and a Ph.D. in Biochemistry from Utah State University.

     R. Gordon Douglas, Jr., M.D., became a member of our board of directors in August 2000. Dr. Douglas currently serves as a consultant to the Vaccine Research Center at the National Institutes of Health, or NIH. Prior to this role, he served as President of Merck Vaccines from 1989 until 1999. From 1982 to 1990, Dr. Douglas served as Professor of Medicine and Chairman of the Department of Medicine at Cornell University Medical College and Physician-in-Chief at New York Hospital. Between 1970 and 1982, Dr. Douglas held a variety of roles at the University of Rochester School of Medicine. Dr. Douglas is Chairman of the board of directors at VICAL, Inc. and serves on several other boards of directors at biotechnology and non-profit associations focused on infectious diseases, world health, vaccines and pharmaceutical developments. Dr. Douglas holds an A.B. from Princeton University and a M.D. from Cornell University Medical College.

     Dennis M. Fenton, Ph.D., became a member of our board of directors in March 2000. In February 2000 Dr. Fenton was appointed Executive Vice President of Amgen, a biotechnology company. From January 1995 to February 2000, Dr. Fenton served as the Senior Vice President Operations, of Amgen. From August 1992 to January 1995, Dr. Fenton served as Senior Vice President, Sales and Marketing of Amgen. Dr. Fenton served as Amgen's Vice President, Process Development, Facilities and Manufacturing Services, from 1991 to 1992. Dr. Fenton previously had served as Vice President, Pilot Plant Operations and Clinical Manufacturing, from 1988 to 1991, and as Director, Pilot Plant Operations, from 1985 to 1988. Dr. Fenton received a B.A. from Manhattan College in New York and a Ph.D. in Microbiology from Rutgers University.

     Wayne T. Hockmeyer, Ph.D., became a member of our board of directors in March 2000. Dr. Hockmeyer founded MedImmune Inc., a biotechnology company, in April 1988 and currently serves as its Chairman and Chief Executive Officer and was elected to serve on its board of directors in May 1988. He became Chairman of the board of directors of MedImmune Inc. in May 1993. From 1986 to 1988, Dr. Hockmeyer served as Vice President, Research and Development, of Praxis Biologics, Inc. From 1980 to 1986, Dr. Hockmeyer served as Chairman of the Department of Immunology, Walter Reed Army Institute of Research. Dr. Hockmeyer is a member of the Maryland Economic Development Commission, a member of the Board of Directors of Digene Corporation serves on the Advisory Board of the University of Maryland Biotechnology Institute, is a member of Board of Advisors of the Institute of Human Virology, is a Member of the Board of Directors of the High Technology Council of Maryland, is Chairman of the Maryland Bioscience Alliance and a member of the University of Maryland University College Graduate School Advisory Board, Executive Programs. Dr. Hockmeyer received a B.S. degree from Purdue University and a Ph.D. from the University of Florida.

     Paul H. Klingenstein has been a member of our board of directors since 1993. Mr. Klingenstein has been a General Partner of Aberdare Ventures since 1999. From 1986 until 1997, he was at Accel Partners where he was a General Partner since 1988. In 1997, he served as a consultant to the Rockefeller Foundation and to E.M. Warburg, Pincus & Co. Asia, Ltd. He is a director of several private healthcare and Internet companies. Mr. Klingenstein holds an A.B. from Harvard University and an M.B.A. from Stanford University.

     Alan C. Mendelson has been a member of our board of directors since April 2000 and was our Secretary since our inception until April 2000. Mr. Mendelson is a partner of Latham & Watkins and has been with the firm since May 2000. Prior to joining Latham & Watkins, Mr. Mendelson was a senior partner at Cooley Godward, LLP, where he had practiced law since 1973. Mr. Mendelson served as Secretary and Acting General Counsel of Amgen, Inc. from April 1990 to April 1991 and as Acting General Counsel of Cadence

Design Systems, Inc. from November 1995 to June 1996. Mr. Mendelson serves as the secretary of a number of private and public companies and is a member of the board of directors of Axys Pharmaceuticals, Inc. and US Search.com, Inc. Mr. Mendelson received an A.B. in Political Science from the University of California, Berkeley and a J.D. from Harvard Law School.

     J. Leighton Read, M.D., founder of Aviron, was our Chairman from 1992 until January 2001, Chief Executive Officer from 1992 until 1999 and Chief Financial Officer from 1992 until 1996. In 1989, he co-founded Affymax N.V. with Dr. Alejandro Zaffaroni, serving initially as its Executive Vice President and Chief Operating Officer and later, from 1990 to 1991, as President of the Pharma Division and as a Managing Director of the parent company. From 1991 to 1993, Dr. Read was a principal with Interhealth Limited, an investment partnership. Prior to 1989, Dr. Read held appointments at the Harvard Medical School and School of Public Health. He has served on the boards of a number of private biotechnology companies and is currently on the board of CV Therapeutics, Inc., and AxyS Pharmaceuticals, Inc. both of which are biotechnology companies. Dr. Read holds a B.S. in Biology and Psychology from Rice University and an M.D. from the University of Texas Health Science Center at San Antonio.

     Bernard Roizman, Sc.D., has been a member of our board of directors since 1992. Dr. Roizman has been the Joseph Regenstein Distinguished Service Professor of Virology at the University of Chicago since 1984. He holds B.A. and M.S. degrees from Temple University and an Sc.D. from The Johns Hopkins University. Dr. Roizman is also a member of our Scientific Advisory Board.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of our common stock as of December 31, 2000, and as adjusted to reflect the sale of common stock in this offering, by:

     - each person, or group of affiliated persons, who is known by us to own beneficially 5 percent or more of our common stock;

     - each of our directors;

     - each of our executive officers; and

     - all current directors and executive officers as a group.

     Beneficial ownership is determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of December 31, 2000 are deemed outstanding. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of each other person. Percentage of ownership is based on 25,181,051 shares of common stock outstanding on December 31, 2000 and 28,181,051 shares of common stock outstanding after completion of this offering.

     Except as indicated in the footnotes to this table and pursuant to applicable community property laws, each stockholder named in the table has sole voting and investment power with respect to the shares shown as beneficially owned by them. This table assumes no exercise of the underwriters' over-allotment option. Unless otherwise indicated, the address of each of the individuals and entities named below is: c/o Aviron, 297 North Bernardo Avenue, Mountain View, CA 94043.

                                                                   SHARES BENEFICIALLY
                                                                     OWNED PRIOR TO
                                               SHARES ISSUABLE          OFFERING               PERCENT OF
                                             PURSUANT TO OPTIONS     (INCLUDING THE        OUTSTANDING SHARES
                                             EXERCISABLE WITHIN     NUMBER OF SHARES     ----------------------
                                                 60 DAYS OF           SHOWN IN THE       BEFORE THE   AFTER THE
             BENEFICIAL OWNER                 DECEMBER 31, 2000       FIRST COLUMN)       OFFERING    OFFERING
             ----------------                -------------------   -------------------   ----------   ---------
5% STOCKHOLDER
Biotech Invest, S.A.(1)....................             --              3,105,286          12.33%       11.02%
DIRECTORS AND EXECUTIVE OFFICERS
C. Boyd Clarke.............................        134,034                139,999              *            *
Edward J. Arcuri, Ph.D.....................         48,600                 48,600              *            *
R. Gordon Douglas, Jr., M.D. ..............             --                     --             --           --
Dennis M. Fenton, Ph.D.....................             --                     --             --           --
Harry B. Greenburg, M.D....................            720                  6,624              *            *
Wayne T. Hockmeyer, Ph.D...................             --                     --             --           --
Paul H. Klingenstein.......................         19,050                 27,379              *            *
Fred Kurland...............................        109,100                111,231              *            *
Alan C. Mendelson..........................             --                  1,943              *            *
Carol A. Olson(2)..........................        166,340                178,553              *            *
J. Leighton Read, M.D.(3)..................        226,000                522,280           2.06         1.83(4)
Bernard Roizman, Sc.D......................         19,000                194,000              *            *
All directors and executive officers as a
  group (12 persons).......................        722,844              1,230,609           4.75         4.26

---------------
 *  Less than 1%.

(1) Biotech Invest, S.A. is located at Swiss Bank Tower, Panama 1, Republic of Panama.

(2) Includes 500 shares held by Carol A. Olson, custodian for John Gregory Olson (UCAUTMA). Ms. Olson disclaims beneficial ownership of the shares held by the trust.

(3) Includes an aggregate of 32,000 shares held by The Travis Read 1993 Trust and The Haley Read 1993 Trust of which Robert Fitzwilson is the trustee. Dr. Read disclaims beneficial ownership of the shares held by the trusts.

(4) Assuming full exercise of the underwriters' over-allotment option, the percent of outstanding shares after the offering will be 1.30%. Of the 450,000 shares subject to the underwriters' over-allotment option, Dr. Read has agreed to sell 150,000 shares and Dr. Roizman has agreed to sell 50,000 shares.

                    UNITED STATES FEDERAL TAX CONSIDERATIONS
                      FOR NON-U.S. HOLDERS OF COMMON STOCK

OVERVIEW

     The following general discussion summarizes the material U.S. federal income and estate tax aspects of the ownership and disposition of our common stock applicable to beneficial owners that are non-U.S. holders of such stock. In general, a "non-U.S. holder" is an individual or entity other than:

     - a citizen or resident of the United States;

       In general, an individual may be deemed to be a resident alien, as opposed to a nonresident alien, by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year, counting for these purposes all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year. Resident aliens are subject to U.S. federal tax as if they were U.S. citizens.

     - a corporation (including any entity taxable as a corporation) or partnership created or organized in or under the laws of the United States or any of its political subdivisions;

     - an estate the income of which is subject to U.S. federal income taxation regardless of its source;

     - a trust if a U.S. court is able to exercise primary supervision over administration of the trust and one or more of the individuals or entities described above have authority to control all substantial decisions of the trust; or

     - a trust that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

     This discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), U.S. Treasury regulations, Internal Revenue Service rulings and pronouncements and judicial decisions now in effect, all of which are subject to change (possibly on a retroactive basis). The discussion does not address aspects of U.S. federal taxation other than income and estate taxation and does not address all aspects of federal income and estate taxation, including the fact that in the case of a non-U.S. holder that is a partnership, the U.S. tax consequences of holding and disposing of shares of common stock may be affected by determinations made at the partner level and the activities of the partnership. The discussion does not consider any specific facts or circumstances that may apply to a particular non-U.S. holder and does not address all aspects of U.S. federal income tax law that may be relevant to non-U.S. holders that may be subject to special treatment under such law, such as insurance companies, tax-exempt organizations, financial institutions, dealers in securities or currencies, holders whose "functional currency" is not the U.S. dollar, holders of securities held as part of a straddle, hedge or conversion transaction, some U.S. expatriates, controlled foreign corporations, passive foreign investment companies or foreign personal holding companies. The discussion also does not address U.S. state or local or foreign tax consequences.

     INVESTORS CONSIDERING THE PURCHASE OF OUR COMMON STOCK SHOULD CONSULT THEIR TAX ADVISORS CONCERNING THE APPLICATION OF U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

DIVIDENDS

     As discussed under "Dividend Policy" above, we do not anticipate declaring or paying cash dividends on our common stock in the near future. However, if any distribution is made on our common stock, such distribution will constitute a dividend for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. In general, the gross amount of dividends paid to a non-U.S. holder will be subject to U.S. withholding tax at a 30% rate, or a lower rate prescribed by an applicable tax treaty. Any withholding tax on a distribution in excess of our accumulated earnings and profits is refundable to the non-U.S. holder upon filing an appropriate claim with the Internal Revenue Service.

     A non-U.S. holder of our common stock who wishes to claim the benefit of an applicable treaty rate (and avoid backup withholding as discussed below) will be required to satisfy applicable certification and other requirements. In addition, in the case of common stock held by a foreign partnership, this certification requirement may be applied to the partners, and not to the partnership, and the partnership must provide some required information. A look-through rule applies in the case of tiered partnerships. A non-U.S. holder who is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

DISPOSITION OF COMMON STOCK

     A non-U.S. holder of common stock will not be subject to U.S. federal income tax on gains realized on the sale, exchange or other disposition of such stock unless (1) such non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the sale, exchange or other disposition, and other required conditions are met; (2) such gain is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States and, if an applicable income tax treaty requires, is attributable to a United States permanent establishment maintained by the non-U.S. holder; (3) the non-U.S. holder is subject to Code provisions applicable to some U.S. expatriates; or (4) in the case of common stock held by a person who holds (or held at any time within the shorter of the five-year period preceding such sale or other disposition or the period such non-U.S. holder held the common stock) more than 5% of such stock, we are or have been at any such time a U.S. real property holding corporation (a "USRPHC") within the meaning of Section 897(c)(2) of the Code for U.S. federal income tax purposes. We do not believe that we are currently a USRPHC or that we will become one in the future.

     Non-U.S. holders who are subject to U.S. taxation under the rules discussed above, should consult applicable treaties, which may exempt from U.S. taxation gains realized upon the disposition of our common stock in some cases.

INCOME OR GAINS EFFECTIVELY CONNECTED WITH A U.S. TRADE OR BUSINESS

     If a non-U.S. holder of our common stock is engaged in a trade or business in the U.S. and if dividends on the common stock or gain realized on the sale, exchange or other disposition of the common stock is effectively connected with the conduct of such trade or business (and, if an applicable tax treaty requires, is attributable to a U.S. permanent establishment maintained by the non-U.S. holder in the U.S.), the non-U.S. holder, although exempt from withholding tax (provided that the certification requirements discussed in the next sentence are met), will generally be subject to U.S. federal income tax on such dividends or gain on a net income basis in the same manner as if it were a U.S. holder. The non-U.S. holder will be required, under currently effective Treasury Regulations, to provide us with a properly executed Internal Revenue Service form W-8ECI or successor form in order to claim an exemption from U.S. withholding tax. In addition, if such non-U.S. holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable U.S. income tax treaty) of a portion of its effectively connected earnings and profits for the taxable year.

ESTATE TAX

     Common stock owned, or treated as owned, by an individual non-U.S. holder at the time of death will be includable in the individual's gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax, unless an applicable treaty provides otherwise.

BACKUP WITHHOLDING AND INFORMATION REPORTING

     A non-U.S. holder may have to comply with specific certification procedures to establish that he is not a U.S. person in order to avoid backup withholding tax requirements with respect to our payments of dividends on the common stock. We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of any dividends paid to, and the tax withheld with respect to, such holder, regardless of whether any tax was actually withheld. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of a country in which the non-U.S. holder resides.

     Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder of common stock will be allowed as a refund or credit against such holder's U.S. federal income tax provided that the required information is furnished to the Internal Revenue Service in a timely manner.

     Non-U.S. holders should consult their tax advisors regarding the application of backup withholding and information reporting in their particular situation, including the availability of an exemption from such requirements and the procedures for obtaining such an exemption.

                                  UNDERWRITERS

     Under the terms and subject to the conditions in an underwriting agreement,
dated             , 2001, the underwriters named below have severally agreed to purchase, and we have agreed to sell to them, the number of shares of common stock set forth opposite their names below:

                                                              NUMBER OF
                            NAME                                SHARES
                            ----                              ----------
Morgan Stanley & Co. Incorporated...........................
Chase Securities Inc. ......................................
SG Cowen Securities Corporation.............................
                                                              ----------
          Total.............................................   3,000,000
                                                              ==========

     The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligation of the several underwriters to pay for and accept delivery of the shares of common stock is subject to the approval of legal matters by their counsel and to other conditions. The underwriters are obligated to take and pay for all the shares of common stock (other than those covered by the over-allotment option described below) if any are taken.

     The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price set forth on the cover page and part to certain dealers at a price that represents a concession not in
excess of $     a share under the public offering price. No underwriter may allow, and no dealer may reallow, a concession to other dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the underwriters.

     We and the selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to 450,000 additional shares of common stock at the public offering price set forth on the cover page hereof, less underwriting discounts and commissions. Of these shares, 150,000 shares will be sold by Dr. Read, 50,000 shares will be sold by Dr. Roizman and 250,000 shares will be sold by us. To the extent the option is not exercised in full, the amount sold will be allocated between the selling stockholders and us so that we will each sell approximately the same percentage of the shares we have included in the option. The underwriters may exercise such option solely for the purpose of covering over-allotments, if any, made in connection with this offering. To the extent this option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of additional shares of common stock as the number set forth next to the underwriter's name in the preceding table bears to the total number of shares of common stock set forth next to the names of all underwriters in the preceding table. If the underwriters' option is
exercised in full, the total price to the public would be $          , the total
underwriters' discounts and commissions would be $          , proceeds to us
would be $          and proceeds to the selling stockholders would be
$          .

     Our common stock is quoted on the Nasdaq National Market under the symbol "AVIR."

     We and our executive officers and directors have each agreed that, subject to limited exceptions, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, we will not, during the period ending 90 days after the date of this prospectus supplement:

     - offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

     - enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, whether any transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

The restrictions described in this paragraph do not apply to:

     - in our case to (1) the sale of the common stock offered hereby, (2) the issuance by us of any shares of common stock upon the exercise of an option or warrant or the conversion of a security outstanding on the date of this prospectus supplement, (3) the grant or exercise of options to purchase common stock under our employee benefit plans, (4) the sale of notes offered in the concurrent convertible notes offering or the issuance of the underlying securities upon conversion of the notes or (5) the sale of shares of common stock to Acqua Wellington for aggregate proceeds not in excess of $8.0 million; and

     - in the case of our executive officers and directors, to (1) transactions relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering, (2) certain transfers of shares of common stock or any security convertible into common stock as a bona fide gift or gifts and (3) the sale of 200,000 shares of common stock offered hereby.

     In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may over-allot in connection with this offering, creating short positions in the common stock for their own account. In addition, to cover over-allotments or to stabilize the price of the common stock, the underwriters may bid for, and purchase, common stock in the open market. Finally, the underwriters may reclaim selling concessions allowed to an underwriter or dealer for distributing common stock in this offering, if the underwriters repurchase previously distributed common stock in transactions that cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities and may end any of these activities at any time.

     A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distribution will be allocated by the lead manager to underwriters that may make Internet distributions on the same basis as other allocations.

     We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

     The underwriters or their affiliates have provided and may in the future continue to provide investment banking and other financial services, including the provision of credit facilities, for us in the ordinary course of business for which they have received and will receive customary compensation.

                                 LEGAL MATTERS

     Latham & Watkins of Menlo Park, California will issue an opinion about certain legal matters with respect to the notes. Alan C. Mendelson, one of our Directors and a partner of Latham & Watkins, owns 1,943 shares of our common stock. Davis Polk & Wardwell of Menlo Park, California is acting as counsel for the underwriters.

                                     AVIRON

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Ernst & Young LLP, Independent Auditors...........  F-2
Consolidated Balance Sheets at December 31, 1998 and 1999,
  and September 30, 2000
  (unaudited)...............................................  F-3
Consolidated Statements of Operations for each of the three
  years in the period ended December 31, 1999 and for the
  nine-month periods ended September 30, 1999 and 2000
  (unaudited)...............................................  F-4
Consolidated Statement of Stockholders' Equity (Deficit) for
  the three years in the period ended December 31, 1999 and
  for the nine-month period ended September 30, 2000
  (unaudited)...............................................  F-5
Consolidated Statements of Cash Flows for each of the three
  years in the period ended December 31, 1999 and for the
  nine-month periods ended September 30, 1999 and 2000
  (unaudited)...............................................  F-6
Notes to Consolidated Financial Statements..................  F-7

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Aviron

     We have audited the accompanying consolidated balance sheets of Aviron as of December 31, 1998 and 1999, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Aviron at December 31, 1998 and 1999, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States.

                                                           /s/ ERNST & YOUNG LLP

Palo Alto, California
February 17, 2000

                                     AVIRON

                          CONSOLIDATED BALANCE SHEETS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                     ASSETS

                                                              DECEMBER 31,
                                                         ----------------------    SEPTEMBER 30,
                                                           1998         1999           2000
                                                         ---------    ---------    -------------
                                                                                    (UNAUDITED)
CURRENT ASSETS:
  Cash and cash equivalents............................  $  28,164    $  28,081      $  59,010
  Short-term investments...............................     60,692       24,235         62,079
  Accounts receivable..................................         --        3,241          3,978
  Inventory............................................         --        2,082          3,309
  Prepaid expenses and other current assets............      1,303        1,009          1,091
                                                         ---------    ---------      ---------
          Total current assets.........................     90,159       58,648        129,467
  Long-term investments................................      6,002           --          1,016
  Property and equipment, net..........................     18,521       25,635         24,671
  Deposits and other assets............................      6,303        7,411          7,316
                                                         ---------    ---------      ---------
TOTAL ASSETS...........................................  $ 120,985    $  91,694      $ 162,470
                                                         =========    =========      =========
                         LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
CURRENT LIABILITIES:
  Accounts payable.....................................  $   2,792    $   3,038      $   2,285
  Accrued compensation.................................        804        1,739          2,349
  Accrued clinical trial costs.........................        757          846          1,326
  Accrued interest.....................................      1,445        1,438          2,875
  Accrued expenses and other liabilities...............      4,584        6,591          7,315
  Current portion of capital lease obligations.........        408          101             21
  Current portion of long-term debt....................         --        2,680          2,933
                                                         ---------    ---------      ---------
          Total current liabilities....................     10,790       16,433         19,104
  Deferred rent........................................      1,116        2,214          2,012
  Capital lease obligations, net of current portion....        113            9             --
  Long-term debt, net of current portion...............    100,000      112,657        110,424
  Commitments and contingencies
STOCKHOLDERS' EQUITY (DEFICIT):
  Preferred stock, $0.001 par value;
     5,000,000 shares authorized; issuable in series;
     none outstanding at December 31, 1998 and 1999,
     and at September 30, 2000.........................         --           --             --
  Common stock, $0.001 par value;
     30,000,000 shares authorized as of December 31,
     1998 and 1999 and 100,000,000 shares authorized as
     of September 30, 2000; 15,723,343 and 16,669,018
     shares outstanding at December 31, 1998 and 1999,
     respectively, and 22,223,828 shares outstanding at
     September 30, 2000................................         16           17             22
  Additional paid-in capital...........................    130,524      143,822        282,350
  Notes receivable from stockholders...................        (83)         (83)           (50)
  Deferred compensation................................       (237)         (96)           (25)
  Accumulated deficit..................................   (121,254)    (183,279)      (251,367)
                                                         ---------    ---------      ---------
TOTAL STOCKHOLDERS' EQUITY (DEFICIT)...................      8,966      (39,619)        30,930
                                                         ---------    ---------      ---------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)...  $ 120,985    $  91,694      $ 162,470
                                                         =========    =========      =========

                            See accompanying notes.

                                     AVIRON

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                           NINE MONTHS ENDED
                                          YEAR ENDED DECEMBER 31,            SEPTEMBER 30,
                                      --------------------------------    --------------------
                                        1997        1998        1999        1999        2000
                                      --------    --------    --------    --------    --------
                                                                              (UNAUDITED)
REVENUES:
  Contract revenue and grants.......  $  1,477    $    745    $ 22,232    $ 19,838    $  7,904
                                      --------    --------    --------    --------    --------
OPERATING EXPENSES:
  Research and development..........    24,254      46,583      68,212      47,960      54,036
  Acquisition of in-process research
     and development................        --          --          --          --      10,904
  General, administrative and
     marketing......................     5,978      10,085      13,159       9,435       9,324
                                      --------    --------    --------    --------    --------
TOTAL OPERATING EXPENSES............    30,232      56,668      81,371      57,395      74,264
                                      --------    --------    --------    --------    --------
LOSS FROM OPERATIONS................   (28,755)    (55,923)    (59,139)    (37,557)    (66,360)
OTHER INCOME (EXPENSE):
  Interest income...................     2,433       6,003       3,633       3,077       4,351
  Interest expense..................      (180)     (4,882)     (6,364)     (4,777)     (6,177)
                                      --------    --------    --------    --------    --------
TOTAL OTHER INCOME (EXPENSE), NET...     2,253       1,121      (2,731)     (1,700)     (1,826)
                                      --------    --------    --------    --------    --------
NET LOSS............................  $(26,502)   $(54,802)   $(61,870)   $(39,257)   $(68,186)
                                      ========    ========    ========    ========    ========
BASIC AND DILUTED NET LOSS PER
  SHARE.............................  $  (1.94)   $  (3.49)   $  (3.90)   $  (2.49)   $  (3.42)
                                      ========    ========    ========    ========    ========
SHARES USED IN COMPUTING BASIC AND
  DILUTED NET LOSS PER SHARE........    13,684      15,724      15,848      15,755      19,920
                                      ========    ========    ========    ========    ========

                            See accompanying notes.

                                     AVIRON

            CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                        NOTES
                                                        ADDITIONAL    RECEIVABLE                                      TOTAL
                                               COMMON    PAID-IN         FROM         DEFERRED     ACCUMULATED    STOCKHOLDERS'
                                               STOCK     CAPITAL     STOCKHOLDERS   COMPENSATION     DEFICIT     EQUITY (DEFICIT)
                                               ------   ----------   ------------   ------------   -----------   ----------------
BALANCE AT DECEMBER 31, 1996.................   $11      $ 59,127       $(157)        $(1,099)      $ (39,935)       $ 17,947
Issuance of 1,714,286 shares of common stock
 in private placement, net of offering costs
 of $59......................................     2        14,939          --              --              --          14,941
Issuance of 2,690,000 shares of common stock
 in secondary public offering net of offering
 costs of $4,766.............................     3        67,979          --              --              --          67,982
Issuance of 226,157 shares of common stock
 upon exercise of stock options, warrants and
 purchase of shares through employee stock
 purchase plan, net of repurchases...........    --           477          --              --              --             477
Deferred compensation recorded relating to
 grant of certain stock options..............    --           218          --            (218)             --              --
Issuance of warrants in lieu of a cash
 payment for services rendered...............    --           100          --              --              --             100
Amortization of deferred compensation........    --            --          --             729              --             729
Payment of notes receivable..................    --            --          42              --              --              42
Change in net unrealized loss on
 available-for-sale investments..............    --            --          --              --              26              26
Net loss.....................................    --            --          --              --         (26,502)        (26,502)
                                                ---      --------       -----         -------       ---------        --------
BALANCE AT DECEMBER 31, 1997.................    16       142,840        (115)           (588)        (66,411)         75,742
Issuance of 181,578 shares of common stock
 upon exercise of stock options, warrants and
 purchase of shares through employee stock
 purchase plan, net of repurchase............    --         1,019          --              --              --           1,019
Deferred compensation recorded relating to
 grant of certain stock options..............    --            14          --             (14)             --              --
Amortization of deferred compensation........    --            --          --             365              --             365
Repurchase of 540,711 shares of common
 stock.......................................    --       (13,349)         --              --              --         (13,349)
Payment of notes receivable..................    --            --          32              --              --              32
Change in net unrealized loss on
 available-for-sale investments..............    --            --          --              --             (41)            (41)
Net loss.....................................    --            --          --              --         (54,802)        (54,802)
                                                ---      --------       -----         -------       ---------        --------
BALANCE AT DECEMBER 31, 1998.................    16       130,524         (83)           (237)       (121,254)          8,966
Issuance of 708,180 shares of common stock in
 private placements, net of offering costs of
 $73.........................................     1        11,259          --              --              --          11,260
Issuance of 237,495 shares of common stock
 upon exercise of stock options and warrants,
 and purchase of shares through employee
 stock purchase plan.........................    --         1,691          --              --              --           1,691
Stock compensation for options granted to
 consultants.................................    --           348          --              --              --             348
Amortization of deferred compensation........    --            --          --             141              --             141
Change in net unrealized loss on
 available-for-sale investments..............    --            --          --              --            (155)           (155)
Net loss.....................................    --            --          --              --         (61,870)        (61,870)
                                                ---      --------       -----         -------       ---------        --------
BALANCE AT DECEMBER 31, 1999.................    17       143,822         (83)            (96)       (183,279)        (39,619)
Issuance of 3,084,242 shares of common stock
 in private placements, net of offering costs
 of $139 (unaudited).........................     3        76,524          --              --              --          76,527
Issuance of 2,200,000 shares of common stock
 in follow-on public offering net of offering
 costs of $3,272 (unaudited).................     2        46,226          --              --              --          46,228
Issuance of 279,184 shares of common stock
 upon exercise of stock options and warrants,
 and purchase of shares through employee
 stock purchase plan (unaudited).............    --         4,561          --              --              --           4,561
Issuance of warrant for acquisition of
 in-process research and development
 (unaudited).................................    --        10,904          --              --              --          10,904
Issuance of warrant in-connection with legal
 settlement..................................    --           313          --              --              --             313
Amortization of deferred compensation
 (unaudited).................................    --            --          --              71              --              71
Payment of note receivable (unaudited).......    --            --          33              --              --              33
Change in net unrealized loss on
 available-for-sale investments
 (unaudited).................................    --            --          --              --              98              98
Net loss (unaudited).........................    --            --          --              --         (68,186)        (68,186)
                                                ---      --------       -----         -------       ---------        --------
BALANCE AT SEPTEMBER 30, 2000 (UNAUDITED)....   $22      $282,350       $ (50)        $   (25)      $(251,367)       $ 30,930
                                                ===      ========       =====         =======       =========        ========

                             See accompanying notes

                                     AVIRON

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                         NINE MONTHS ENDED
                                                          YEAR ENDED DECEMBER 31,          SEPTEMBER 30,
                                                      -------------------------------   --------------------
                                                        1997       1998        1999       1999       2000
                                                      --------   ---------   --------   --------   ---------
                                                                                            (UNAUDITED)
Cash flows from operating activities:
Net loss............................................  $(26,502)  $ (54,802)  $(61,870)  $(39,257)  $ (68,186)
Adjustments to reconcile net loss to net cash used
  in operating activities:
  Depreciation and amortization.....................       657       3,019      4,800      3,423       4,335
  Amortization of convertible debt offering costs...        --         423        570        429         423
  Amortization of deferred compensation.............       729         365        141        105          71
  Issuance of warrant for acquisition of in-process
    research and development........................        --          --         --         --      10,904
  Stock compensation for options granted to
    consultants.....................................        --          --        348         --          --
  Changes in assets and liabilities:
    Accounts receivable.............................       471          29     (3,241)    (3,936)       (737)
    Inventory.......................................        --          --     (2,082)    (2,029)     (1,227)
    Prepaid expenses and other current assets.......      (188)       (302)       294        431          19
    Deposits and other assets.......................    (1,514)     (1,179)    (1,678)    (1,610)         73
    Accounts payable................................     2,963        (844)       246      1,028        (753)
    Accrued expenses and other liabilities..........     3,542       3,757      3,024      4,649       3,563
    Deferred rent...................................        --          --      1,098        842        (202)
                                                      --------   ---------   --------   --------   ---------
Net cash used in operating activities...............   (19,842)    (49,534)   (58,350)   (35,925)    (51,717)
Cash flows from investing activities:
  Purchases of investments..........................   (74,028)   (105,990)   (43,980)   (40,282)   (408,853)
  Maturities of investments.........................    19,888      99,127     86,284     65,649     370,089
  Loan to officer...................................        --          --         --         --        (500)
  Expenditures for property and equipment...........    (5,767)    (13,958)   (11,914)   (10,664)     (3,371)
                                                      --------   ---------   --------   --------   ---------
Net cash provided by (used in) investing
  activities........................................   (59,907)    (20,821)    30,390     14,703     (42,635)
Cash flow from financing activities:
  Principal payments on capital lease and other
    obligations.....................................      (578)       (445)      (411)      (277)        (89)
  Principal payments on long term debt..............        --          --         --         --      (1,980)
  Proceeds from issuance of:
    Convertible subordinated debt...................        --      96,055         --         --          --
    Notes payable...................................        --          --     15,337         --          --
    Common stock, net...............................    83,400       1,019     12,951      1,064     127,354
  Repurchase of common stock........................        --     (13,349)        --         --          (4)
                                                      --------   ---------   --------   --------   ---------
Net cash provided by financing activities...........    82,822      83,280     27,877        787     125,281
                                                      --------   ---------   --------   --------   ---------
Net increase (decrease) in cash and cash
  equivalents.......................................     3,073      12,925        (83)   (20,435)     30,929
Cash and cash equivalents, at beginning of year.....    12,166      15,239     28,164     28,164      28,081
                                                      --------   ---------   --------   --------   ---------
Cash and cash equivalents, at end of year...........  $ 15,239   $  28,164   $ 28,081   $  7,729   $  59,010
                                                      ========   =========   ========   ========   =========
Supplemental schedule of non-cash financing and
  investing activities:
  Equipment acquired under lease line of credit.....  $    153   $      --   $     --   $     --   $      --
  Deferred compensation related to grant of certain
    stock options, less cancellations...............  $    218   $      14   $     --   $     --   $      --
  Warrant issued in lieu of payment of legal fees...  $    100   $      --   $     --   $     --   $      --
  Warrant issued in connection with legal
    settlement......................................  $     --   $      --   $     --   $     --   $     313
Supplemental disclosures of cash flow information:
  Cash paid for interest............................  $    179   $   2,999   $  6,364   $  2,919   $   4,243

                            See accompanying notes.

                                     AVIRON

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 31, 1999
  (INFORMATION FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 1999 AND 2000 IS
                                   UNAUDITED)

 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

     We were incorporated in the State of California in April 1992 and was reincorporated in the State of Delaware in November 1996. The consolidated financial statements include the accounts of Aviron and our wholly owned subsidiary, Aviron UK Limited. All significant intercompany accounts and transactions have been eliminated.

     We are a biopharmaceutical company focused on the prevention of disease through innovative vaccine technology. We are currently focusing our product development and commercialization efforts on our lead product candidate, FluMist, an investigational live virus vaccine delivered as a nasal mist for the prevention of influenza. We expect to submit a Biologics License Application, or BLA, to the U.S. Food and Drug Administration, or FDA, for regulatory approval to market FluMist in the fourth quarter of 2000. (See Subsequent Events, Note 16, regarding the December 28, 2000 acceptance by the FDA for filing of our
BLA).

     We anticipate working on a number of other long-term development projects which involve experimental and unproven technology. The projects may require many years and substantial expenditures to complete, and may ultimately be unsuccessful. Therefore, we will need to obtain additional funds from outside sources to continue our research and development activities, fund-operating expenses, pursue regulatory approvals and build production, sales and marketing capabilities, as necessary.

Use of Estimates

     The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Interim Financial Information

     The financial information as of September 30, 2000 and for the nine-month periods ended September 30, 1999 and 2000 is unaudited, but has been prepared in accordance with generally accepted accounting principles for interim financial information and with Article 10 of Regulation S-X. This financial information includes all adjustments (consisting only of normal recurring adjustments), which we consider necessary for a fair presentation of the financial position at such date and the operating results and cash flows for those periods. The results of our operations for any interim period are not necessarily indicative of the results of our operations for a full fiscal year.

Concentration of Credit Risk

     Cash, cash equivalents and investments are financial instruments that potentially subject us to concentrations of credit risk. We primarily invest in money market funds, U.S. government obligations, notes of U.S. corporations, certificates of deposit, commercial paper and foreign government securities. By policy, we limit the amount of credit exposure to any one entity or financial institution and to any one type of investment other than securities issued by the U.S. government.

Cash and Cash Equivalents

     We consider all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. Cash equivalents include approximately $4,295,000 and $26,654,000 in money market funds at December 31, 1998 and 1999, respectively.

                                     AVIRON

                               DECEMBER 31, 1999
  (INFORMATION FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 1999 AND 2000 IS
                                   UNAUDITED)

Investments

     Our entire investment portfolio is currently classified as available-for-sale and is carried at fair value based on quoted market prices with the unrealized gains and losses included in stockholders' equity. The amortized cost of debt securities classified as available-for-sale is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest income. Realized gains or losses and declines in value judged to be other-than-temporary, if any, are included in other income. The cost of securities sold is based on the specific identification method. We have not experienced any significant realized gains or losses on our investments.

Accounts Receivable

     Accounts receivable is comprised principally of amounts receivable in connection with reimbursement of certain expenses associated with the development and commercialization of FluMist, our live cold-adapted virus vaccine (see Note 3).

Inventory

     Inventory is comprised principally of sprayer components that will be used in the manufacture of commercial batches of FluMist for sale. Inventory is stated at the lower of cost (FIFO) or market value.

Property and Equipment

     Property and equipment is stated at cost. Depreciation is provided on a straight-line basis over the estimated useful lives of the respective assets, which range from three to seven years. Property and equipment at December 31, 1999 includes approximately $280,000 of construction in progress. No depreciation has been charged for these assets during 1999 because such assets have not been placed in service. Leasehold improvements are amortized on a straight-line basis over the shorter of their useful lives or the term of the lease.

     As of January 1, 1999, we adopted Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"). SOP 98-1 requires companies to capitalize certain qualifying computer software costs, which are incurred during the application development stage, and amortize them over the software's estimated useful life. The adoption of SOP 98-1 did not have a significant effect on the results of operations or the financial position of the Company.

Revenue Recognition

     Research payments under collaborative arrangements and grants are recognized as revenue based on research expenses incurred. Nonrefundable license fees are recognized as revenue when all obligations related to the fees have been met. Milestone payments under collaborative arrangements are recognized as revenue upon achievement of the milestone events, which represent the culmination of the earnings process because we have no future performance obligations related to the payment. Milestone payments are triggered either by the results of our research efforts or by events external to Aviron, such as regulatory approval to market a product or the achievement of specified sales levels by a marketing partner. Contract revenue for services provided by our animal research facility is recognized when services are provided pursuant to the contract. Amounts received in advance are recorded as deferred revenue until the related revenue is recognized.

     In December 1999, the Securities and Exchange Commission, or SEC, issued Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements, or SAB 101, which includes the SEC staff's view on accounting for nonrefundable up-front fees received in connection with collaboration agreements. We have

                                     AVIRON

                               DECEMBER 31, 1999
  (INFORMATION FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 1999 AND 2000 IS
                                   UNAUDITED)

determined that, pursuant to the guidance in SAB 101, a change in accounting will be necessary for the $15.0 million up-front license fee received from Wyeth a business unit of American Home Products Corporation, or AHP, which was recognized as revenue in the first quarter of 1999. We will make this change in our accounting in the fourth quarter of 2000, which will result in a charge to operations for the cumulative effect of the change as of January 1, 2000. This amount will be recorded as deferred revenue and recognized as revenue ratably over 2000 and future periods. We have not yet determined the precise period over which the revenue will be recognized. Prior financial statements will not be restated.

Stock Compensation

     We account for stock options granted to employees using the intrinsic-value method and thus recognize no compensation expense for options granted with exercise prices equal to the fair value of our common stock on the date of the grant.

Net Loss per Share

     We compute net loss per share in accordance with Statement of Financial Accounting Standards No. 128 "Earnings Per Share", or SFAS 128. SFAS 128 requires the presentation of basic earnings (loss) per share and diluted earnings (loss) per share, if more dilutive, for all periods presented. In accordance with SFAS 128, basic net loss per share has been computed using the weighted-average number of shares of common stock outstanding during the period. Diluted net loss per share has not been presented separately as, given our net loss position, the result would be anti-dilutive.

     Had we been in a net income position, diluted earnings per share would have been presented separately and would have included the shares used in the computation of basic net loss per share as well as the effect of an additional 427,613, 3,159,451, and 3,485,233 shares for the years ended December 31, 1997,
1998 and 1999, respectively, and 3,439,106 and 3,991,121 shares for the nine month periods ended September 30, 1999 and 2000, respectively, related to the exercise of outstanding options and warrants and the conversion of the convertible subordinated notes into common stock, which shares are not included above. The number of additional shares has been determined using the treasury stock method for options and warrants and the as if converted method for convertible debt.

Reporting Comprehensive Income (Loss)

     As of January 1, 1998, we adopted Statement of Financial Accounting Standard No. 130, "Reporting Comprehensive Income", or SFAS 130. SFAS 130 establishes rules for reporting and display of comprehensive income (loss) and its components. SFAS 130 requires unrealized gains or losses on our available-for-sale investments, which are reported in the stockholders' equity, to be included in the comprehensive income (loss). As such items have not been material, separate presentation has not been included in the Statement of Stockholders' Equity. However, the amounts of the change in net unrealized gain
(loss) in available-for-sale investments for the years ended December 31, 1997, 1998, and 1999, and the nine month period ended September 30, 2000 approximate $26,000, ($41,000), ($155,000), and $98,000 respectively. There was no impact from the adoption on our financial position or results of operations.

Segment Reporting

     As of January 1, 1998, we adopted Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information", or SFAS 131. SFAS 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim

                                     AVIRON

                               DECEMBER 31, 1999
  (INFORMATION FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 1999 AND 2000 IS
                                   UNAUDITED)

financial reports. SFAS 131 also establishes standards for related disclosures about products and services, geographic areas, and major customers. As we have only one segment and operate solely within the United States, the adoption of SFAS 131 had no impact on us.

New Accounting Pronouncements

     In June 1998, the Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities", or SFAS 133, which is required to be adopted for the year ending December 31, 2001. Management does not anticipate that the adoption of SFAS 133 will have a significant effect on the results of our operations or our financial position.

 2. LICENSE AGREEMENTS

ARCH Development Corporation

     In July 1992, we entered into an exclusive license agreement with ARCH Development Corporation, or ARCH to acquire the rights to use or sublicense certain technology and make, use or sell certain licensed products. The agreement calls for us to make certain payments to ARCH totaling as much as $2.6 million as certain milestones are met. No benchmark payments were made or were due through 1999. If commercialization is achieved, we will be required to pay ARCH royalties based on net sales of the licensed products. Further, if we were to sublicense the technology, we would be required to pay ARCH royalties on net sales of the sublicensee and, under certain circumstances, up to 50% of the license fee paid by the sublicensee. During 1997, ARCH asserted an interpretation of the financial terms of the agreement with us relating to the license for Epstein-Barr virus technology.

     On May 8, 2000, we entered into a settlement agreement with ARCH Development Corporation, or ARCH, pursuant to which we transferred to ARCH one-half of our ownership interest in Series A preferred shares of NeuroVir Therapeutics, Inc., or NeuroVir, transferred one-half of our ownership interest in a warrant to acquire shares of common stock of NeuroVir at a price of $1.25 Canadian per share that expires on the earlier of May 31, 2003 or the closing of an initial offering of NeuroVir, paid cash of $312,500 and issued a warrant to purchase 14,077 shares of our common stock at an exercise price of $23.00 per share that expires on June 23, 2005. The value of the warrant of our common stock at the date of issuance was determined to be $312,500 using the Black-Scholes option valuation model. The total cost of the settlement was valued at $625,000, which was recognized as an expense in the quarter ended December 31, 1999 since the settlement was judged to be probable and estimable at that time.

The Mount Sinai School of Medicine

     In 1993, we entered into a technology transfer agreement with The Mount Sinai School of Medicine of the City University of New York, or Mount Sinai to acquire certain patent rights and technical information. Pursuant to the agreement, we issued to Mount Sinai 35,000 shares of common stock that resulted in a charge to research and development expense of approximately $8,750, and warrants to purchase, in the aggregate, 225,000 shares of Series A preferred stock. Upon the closing of our initial public offering, warrants previously exercisable for 45,000 shares of Series A preferred stock became exercisable for 9,000 shares of common stock at $4.50 per share; warrants covering an additional 148,750 shares of Series A preferred stock became exercisable for 29,750 shares of common stock at $10.00 per share; and the remaining warrants were canceled. These warrants expire on various dates through 2001. As of December 31, 1999 warrants covering 6,234 shares at $4.50 a share and 1,148 shares at $10.00 per share have been exercised. We are also required to reimburse Mount Sinai for costs incurred in connection with the maintenance and protection of certain patents.

                                     AVIRON

                               DECEMBER 31, 1999
  (INFORMATION FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 1999 AND 2000 IS
                                   UNAUDITED)

University of Michigan

     In February 1995, we signed a license agreement with the University of Michigan which gives us a worldwide license to the University of Michigan's inventions and discoveries related to a cold-adapted influenza vaccine, including the ability to develop, use, sublicense, manufacture and sell products and processes claimed in the patent rights. Under the arrangement, we paid the University of Michigan and expensed a $100,000 fee and issued shares of Series B preferred stock (which converted into 264,746 shares of common stock upon the closing of our initial public offering), resulting in a charge to research and development expense of approximately $1,588,000. Upon commercialization of the vaccine product, the license agreement provides that we will pay royalties based on net revenues and will issue a warrant to purchase 1.25% of our then total outstanding common stock at an exercise price equal to $10.00 per share. The warrant will be exercisable for five years after its issuance date.

     On February 16, 2000, we amended our agreement with the University of Michigan to accelerate the issuance of a warrant to the university. As a result of this amendment, we granted the University of Michigan a warrant to purchase 340,000 shares of Aviron common stock at an exercise price of $10.00 per share. The warrant was valued using the Black-Scholes option valuation model and, as the related technology is under development, we recorded a one-time (non-cash) charge of approximately $10.9 million in the first quarter of 2000. Upon the date of the first commercial sale of FluMist, if 1.25% of the common stock then outstanding exceeds 340,000 shares, we will issue a separate warrant allowing the University of Michigan to purchase the excess shares on the same terms. Should we be required to issue additional warrants upon the date of the first commercial sale of FluMist, the warrants would be valued at the time using the Black-Scholes option valuation model, capitalized as a developed technology asset and amortized to expense over the estimated useful life of the FluMist product.

     As of December 31, 1999, we had funded $1,050,000 of research at the University of Michigan and have no further obligations to fund research.

NeuroVir Therapeutics, Inc., or NeuroVir, formerly NeuroVir Research, Inc.

     In July 1996, we licensed certain of our patent rights covering or relating to the use of HSV-2 for treatment of cancer and for gene therapy, but excluding use in vaccines, to NeuroVir. In exchange, we received 458,334 shares of common stock, 3,208,332 shares of preferred stock and a warrant to purchase 1,000,000 shares of common stock. This warrant may be exercised at $1.25 (Canadian dollars, or Cdn.) and expires on the earlier of (i) May 31, 2003, or (ii) the closing date of the public offering of NeuroVir's common stock with net proceeds of at least an aggregate of $10.0 million (Cdn.) and an issue price of at least $3.50 (Cdn.) per share. At December 31, 1999, we owned approximately 12% of NeuroVir's outstanding capital stock. Our investment has a carrying value of zero and we are under no obligation to provide any funding to NeuroVir. As no market exists for NeuroVir's capital stock, it is not practicable to determine the fair value of shares held by us. (See Note 2.)

 3. COLLABORATION AGREEMENT

     On January 12, 1999, we announced a worldwide collaboration for the marketing of FluMist with Wyeth Lederle Vaccines, or Wyeth, a business unit of Wyeth-Ayerst Laboratories, the pharmaceutical division of American Home Products Corporation, or AHP. This agreement became effective in March 1999.

     Under the agreement, we granted Wyeth exclusive worldwide rights to market FluMist. Wyeth and Aviron will co-promote FluMist in the United States, while Wyeth has the exclusive right to market the product outside the United States. In each case, Wyeth holds the marketing rights for up to eleven years. The

                                     AVIRON

                               DECEMBER 31, 1999
  (INFORMATION FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 1999 AND 2000 IS
                                   UNAUDITED)

collaboration excludes Korea, Australia, New Zealand and certain South Pacific countries. The companies will collaborate on the regulatory, clinical, and marketing programs for the product.

     As consideration under the agreement, we received a nonrefundable cash payment of $15.0 million for the license that was recognized as revenue during the quarter ended March 31, 1999. During the period from March 15 through December 31, 1999, we recorded $6 million of revenue in expense reimbursements from Wyeth for a portion of our clinical development and commercialization costs.

     In addition, we will receive $15.5 million upon acceptance by the U.S. Food and Drug Administration, or FDA, of our BLA submission and $20.0 million upon FDA marketing approval for FluMist. We can also earn an additional $20.0 million in milestone payments for expansions in labeling claims and advisory body recommendations. In addition, we are entitled to receive a $10.0 million payment for submission of a license application in Europe, a $27.5 million payment for the approval of a liquid formulation of FluMist, and up to $50.0 million upon licensure in international regions. Compensation for achieving additional development and regulatory milestones is included in the agreement terms. The granting of certain rights under the license would trigger additional payments in excess of $140.0 million to us. Consideration for the license also includes a commitment to provide us with up to $40.0 million in financing. As of September 30, 2000, AHP had purchased shares of our common stock valued at $20.0 million. The availability of the remaining $20.0 million is contingent upon regulatory approval of the product. The potential value for the license fees, milestones and financing support that we could receive under the collaboration exceeds $400.0 million. In addition to the payments mentioned above, if FluMist is approved for marketing we anticipate that we will earn product revenues from Wyeth, in the form of product transfer payments and royalties, which increase at higher sales levels. We will incur expenses to supply and co-promote the product. Wyeth will share in the clinical development and commercialization expenses for FluMist. In addition, if Aviron meets joint supply forecasts, Wyeth has agreed to spend $100.0 million for advertising and promotion of FluMist over the first three years of commercialization.

 4. MANUFACTURING AGREEMENT

     On July 2, 1999 we extended our collaboration with Celltech Medeva, or Medeva, the international marketing arm of Celltech Group, plc, covering the manufacture of key components of FluMist through December 2005. We paid Medeva $1.0 million as an up-front fee upon execution of the agreement and an additional $1.0 million of such fees as of December 31, 1999. These amounts were charged to expense.

     Under the terms of the new agreement, we will make specified payments to Medeva for reaching certain technological, regulatory, and employment milestones, supplying the vaccine components of FluMist, and providing the use of facilities. We are required to make annual minimum payments to Medeva that will total 25 million British Pounds Sterling over the term of the agreement. These minimum payments include all of the milestone, supply, and facility use payments described above.

     In addition, we could make payments to Medeva totaling up to $20.0 million over the term of the agreement based on net sales of FluMist.

     We recorded expense associated with the Medeva contracts during 1997, 1998, and 1999 in the amounts of $1.1 million, $6.6 million, and $7.0 million, respectively.

     (See Subsequent Events, Note 16, regarding the restructuring of our manufacturing agreement with Medeva).

                                     AVIRON

                               DECEMBER 31, 1999
  (INFORMATION FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 1999 AND 2000 IS
                                   UNAUDITED)

 5. DEVELOPMENT AGREEMENTS

SmithKline Beecham Biologicals S.A.

     In October 1995, we signed an agreement with SmithKline Beecham defining collaboration on our EBV vaccine technology. Under the terms of this agreement, we granted SmithKline Beecham an exclusive license to produce, use and sell non-live EBV vaccines incorporating our technology for prophylactic and therapeutic uses on a worldwide basis, except in Korea. We retained U.S. co-marketing rights to a monovalent EBV vaccine formulation, which will be supplied by SmithKline Beecham. We are entitled to royalties from SmithKline Beecham based on net sales of the non-live EBV vaccine. No assurance can be given, however, that we will receive any future payments from SmithKline Beecham or that SmithKline Beecham will not terminate this agreement.

     We recorded revenue under this agreement during 1997 of $1,477,000. No revenue was recorded under this agreement in 1998 or 1999. (See Subsequent Events, Note 16, regarding SmithKline Beecham's initiation of a Phase 2 clinical trial of our investigational EBV vaccine.)

Sang-A Pharm. Co., Ltd.

     In May 1995, we entered into a Development and License Agreement with Sang-A Pharm. Co., Ltd., or Sang-A. We granted to Sang-A certain exclusive clinical development and marketing rights in Korea for specified products developed by us, including vaccines for influenza cold-adapted and recombinant EBV, CMV, HSV-2 and RSV on meeting certain conditions. However, we are under no obligation to develop any product. Sang-A also will make payments to us upon Sang-A's meeting certain regulatory milestones for each product in Korea and will pay a royalty to us on net sales of such products in South and North Korea. No assurance can be given, however, that we will receive any future payments from Sang-A or that Sang-A will not terminate our agreement with us. In January 1997, Sang-A declared bankruptcy and continues to operate in receivership. We are unable to predict what, if any, long-term effect the bankruptcy will have on Sang-A and on our agreement with Sang-A.

                                     AVIRON

                               DECEMBER 31, 1999
  (INFORMATION FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 1999 AND 2000 IS
                                   UNAUDITED)

 6. INVESTMENTS

     Investments consist of the following (in thousands):

                                                         GROSS         GROSS
                                                       UNREALIZED    UNREALIZED    MARKET
                                             COST        GAINS         LOSSES       VALUE
                                            -------    ----------    ----------    -------
As of December 31, 1998:
  Certificates of deposit.................  $ 5,663       $ 30         $  --       $ 5,693
  Corporate commercial paper..............   28,415         --           (12)       28,403
  U.S. corporate bonds....................   36,688        125          (175)       36,638
  U.S. government agency obligations......   11,960         21            (8)       11,973
  Municipal bonds.........................    2,153          1            --         2,154
  Foreign government securities...........    5,702          4            (4)        5,702
                                            -------       ----         -----       -------
                                            $90,581       $181         $(199)      $90,563
                                            =======       ====         =====       =======
As of December 31, 1999:
  Corporate commercial paper..............  $ 4,386       $ 25         $  --       $ 4,411
  U.S. corporate notes....................    9,251         --          (139)        9,112
  U.S. corporate bonds....................    9,385          3           (40)        9,348
  U.S. government agency obligations......    1,004         --           (13)          991
  Municipal bonds.........................    1,810         --            (9)        1,801
                                            -------       ----         -----       -------
                                            $25,836       $ 28         $(201)      $25,663
                                            =======       ====         =====       =======

     Included in the above table are U.S. corporate bonds and commercial paper and U.S. government agency obligations with fair values of $23,869,000 and $1,428,000 at December 31, 1998 and 1999, respectively, which have been classified as cash equivalents in the accompanying balance sheet. All securities had maturities of one year or less except for securities with a market value of $6,002,000 at December 31, 1998, which had maturities no greater than two years.

 7. PROPERTY AND EQUIPMENT

     Property and equipment consisted of the following (in thousands):

                                                              DECEMBER 31,
                                                           ------------------
                                                            1998       1999
                                                           -------    -------
Manufacturing equipment..................................  $ 4,288    $ 5,978
Laboratory equipment.....................................    2,790      5,992
Computer equipment.......................................    1,488      3,113
Office equipment.........................................      776      1,070
Leasehold improvements...................................   12,773     18,930
Construction in progress.................................    1,334        280
                                                           -------    -------
                                                            23,449     35,363
Less accumulated depreciation and amortization...........   (4,928)    (9,728)
                                                           -------    -------
                                                           $18,521    $25,635
                                                           =======    =======

     Included in property and equipment at December 31, 1998 and 1999, are assets with costs of $2,874,000 and accumulated depreciation of approximately $2,253,800 and $2,848,000, respectively, which have been

                                     AVIRON

                               DECEMBER 31, 1999
  (INFORMATION FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 1999 AND 2000 IS
                                   UNAUDITED)

financed pursuant to the lease line of credit. In addition, $5,445,000 of property and equipment, with accumulated depreciation of $389,000, has been pledged as collateral under the terms of a credit facility entered into during 1999 (see Note 10).

 8. ACCRUED EXPENSES AND OTHER LIABILITIES

     Accrued expenses and other liabilities consisted of the following (in thousands):

                                                               DECEMBER 31,
                                                             ----------------
                                                              1998      1999
                                                             ------    ------
Accrued manufacturing......................................   3,219     3,394
Accrued legal expenses.....................................     477       965
Accrued testing services...................................     433       775
Accrued expense other......................................     455     1,457
                                                             ------    ------
          Total............................................  $4,584    $6,591
                                                             ======    ======

 9. LEASE ARRANGEMENTS

     We lease certain office, equipment, warehouse and manufacturing facilities under capital and operating lease agreements. Several leases include options for renewal or purchase, and contain clauses for payment of operating costs, including real estate taxes, utilities, insurance and maintenance. Lease terms range from 2000 to 2019, with options to renew at varying terms. We also sub-lease a portion of our leased facilities.

     Rent expense for all operating leases charged against earnings for the years ended December 31, 1997, 1998 and 1999, net of sub-lease income was approximately $1,831,000, $3,787,000 and $6,042,000, respectively.

     At December 31, 1999, our aggregate commitments under such arrangements, net of sub-lease income, are as follows (in thousands):

                                                       CAPITAL LEASE    OPERATING
                                                        OBLIGATIONS       LEASE
                                                       -------------    ---------
Years ending December 31,
  2000...............................................      $ 107         $ 5,168
  2001...............................................         10           6,728
  2002...............................................         --           7,134
  2003...............................................         --           8,377
  2004...............................................         --           7,758
  Thereafter.........................................         --          33,892
                                                           -----         -------
                                                             117         $69,057
                                                                         =======
Less amounts representing interest...................         (7)
                                                           -----
                                                             110
Less current portion.................................       (101)
                                                           -----
                                                           $   9
                                                           =====

     In October 1997, we entered into a 7-year operating lease agreement for a facility to be used in the manufacturing, packaging and storage of our products. The facility is owned by a contract manufacturer who will provide services to us. The lease includes an option allowing us to extend the lease beyond the initial term.

                                     AVIRON

                               DECEMBER 31, 1999
  (INFORMATION FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 1999 AND 2000 IS
                                   UNAUDITED)

The agreement requires us to pay certain operating costs including a portion of utilities and insurance. The agreement provides for the deferral of 40% of the base monthly rental for a 2-year period. This amount has been accounted for as deferred rent in the accompanying balance sheet. We are required to deposit and maintain the deferred amount in an escrow account. As of December 31, 1998 and 1999 deferred rent amounted to approximately $1,116,000 and $2,214,000, respectively. The agreement also requires the lessor to provide a $1,000,000 improvement allowance for construction and improvements to the facility. We will repay $500,000 of the improvement allowance to the lessor through an additional charge per unit of production. The $500,000 is presently deposited in an escrow account. (See Subsequent Events, Note 16.)

10. LONG-TERM DEBT

Convertible Debt

     On March 30, 1998, we sold unsecured convertible subordinated notes in the aggregate principal amount of $100,000,000 at an interest rate of 5 3/4% due 2005 (the "Notes"). Net proceeds to us, after deducting legal and other expenses, were approximately $96,055,000.

     The Notes are convertible into common stock at any time after 90 days following the original issuance through maturity, unless previously redeemed, at a conversion price of $30.904 per share (equivalent to a conversion rate of approximately 32.3583 shares per $1,000 principal amount of Notes), which is subject to adjustment in certain events. Interest on the Notes is paid semi-annually on April 1 and October 1. We can redeem the Notes on or after April 6, 2001. (See Subsequent Events, Note 16.)

     The fair market value of the Notes as of December 31, 1998 and 1999 approximated $100,250,000 and $70,500,000, respectively, based on quoted market prices.

     (See Subsequent Events, Note 16, regarding our exchange of a portion of the Notes for common stock.)

Credit Facilities

     During 1999, we entered into two new credit facilities that could provide a total of up to $27 million of additional financing during 1999 and 2000. The credit facilities are secured by various assets and require the maintenance of a minimum balance of cash and investments in the amount of $20 million. On December 29, 1999, $15.4 million was drawn under these credit facilities. Once drawn, the loans will be repaid over varying terms ranging from 48 to 72 months in monthly payments (which include principal and interest) ranging from 1.9 to 2.6% of the original principal sum of each advance. One of the credit facilities will have a residual payment of 5% of the original principal amount that will be due at the 73rd month.

     The loan amounts drawn in December 1999 bear interest at rates ranging from 11.63% to 13.76% with a weighted average rate of 12.37%.

     Principal payments during each of the years from 2000 through 2004 are $2.6 million, $3.1 million, $3.4 million, $3.7 million, and $1.3 million, respectively.

11. STOCKHOLDERS' EQUITY

Common Stock

     The number of authorized shares was increased from 30.0 million to 100.0 million shares based on a vote of shareholders at our Annual Meeting on June 1, 2000.

     Certain shares of common stock issued to members of management in 1996 through exercises of stock options are subject to repurchase by us at $0.50 - $2.50 per share. The repurchase rights lapse over time based

                                     AVIRON

                               DECEMBER 31, 1999
  (INFORMATION FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 1999 AND 2000 IS
                                   UNAUDITED)

on the continued employment of the individuals in accordance with vesting provisions specified by the Board of Directors. At December 31, 1998 and 1999, there were 37,920 and 10,540 shares, respectively, remaining subject to our right of repurchase. Our repurchase rights expired as of June 30, 2000.

     On January 11, 2000, we received a commitment for up to $48.0 million in equity financing from Acqua Wellington North America Equities Fund, Ltd., or Acqua Wellington, in amounts of up to $4.0 million per month, at our discretion, through January 2001. On June 9, 2000, Acqua Wellington increased its equity financing commitment to $8.0 million per month and increased its total commitment from $48.0 million to $84.0 million through February 2001. The commitment is reduced by the monthly allocation whether we draw on the commitment or not. These funds are available at our discretion at a small discount to the market price of our common stock with the market price to be determined based on the volume weighted average market price for the 18 trading days ending two business days prior to sale. During the nine months ended September 30, 2000, we sold a total of 1,863,543 of our common stock to Acqua Wellington for total proceeds of $52.0 million, resulting in an average price per share of $27.90. As of September 30, 2000, $40.0 million of these funds were available. (See Subsequent Events, Note 16.)

     During the nine months ended September 30, 2000, we sold 309,995 shares of common stock to Ridgeway Investment Ltd. for total proceeds of $6.0 million, or $19.36 per share, and sold 910,704 shares of common stock to American Home Products, for total proceeds of $18.7 million, or an average price of $20.53 per share.

     On April 10, 2000, we sold 2,200,000 shares of our common stock in a follow-on public offering at a price of $22.50 per share. Our aggregate net proceeds from the public offering, after expenses and underwriters' discounts and commissions, were approximately $46.2 million.

(See Subsequent Events, Note 16, for transactions subsequent to September 30, 2000.)

Warrants

     Outstanding warrants to purchase common stock are as follows at December 31, 1999:

               NUMBER OF SHARES                 EXERCISE PRICE     EXPIRATION
               ----------------                 --------------    -------------
16,666........................................      $ 2.00        January 2000
 2,766........................................      $ 4.50        May 2000
28,602........................................      $10.00        November 2001

     On February 16, 2000 we granted the University of Michigan a warrant to purchase 340,000 shares of our common stock and on May 8, 2000, we granted ARCH development a warrant to purchase 14,077 shares of our common stock (see Note
2).

     Additional warrants were granted in October 2000.  (See Subsequent Events,
Note 16.)

Employee Stock Purchase Plan

     We have adopted an Employee Stock Purchase Plan under which employees can purchase shares of our common stock based on a percentage of their compensation but not greater than 15 percent of their earnings. The purchase price per share must be equal to the lower of 85% of the market value at the beginning or end of the applicable offering period. A total of 350,000 shares of common stock are reserved for issuance under the plan. As of December 31, 1999, 105,325 shares had been issued under the Plan.

                                     AVIRON

                               DECEMBER 31, 1999
  (INFORMATION FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 1999 AND 2000 IS
                                   UNAUDITED)

Stock Options

     On September 15, 1992, the Board of Directors adopted the 1992 Stock Option Plan, or the 1992 Plan. In March 1996, we amended and restated the 1992 Plan as the 1996 Equity Incentive Plan, or the 1996 Plan. On June 3, 1999, an amendment of the 1996 Plan was approved by the shareholders to increase the total shares of common stock reserved for future issuance under the 1996 Plan to 4,030,000. The 1996 Plan provides for the grant of incentive and nonstatutory stock options to our employees and consultants and became effective in November 1996 upon the closing of the initial public offering.

     In March 1996, we adopted the 1996 Non-Employee Directors' Stock Option Plan (the "Directors' Plan") under which 200,000 shares of common stock are reserved for issuance pursuant to nonstatutory stock options. The Directors' Plan became effective upon the closing of the initial public offering.

     On September 21, 1999, the Board of Directors adopted the 1999 Non-Officer Equity Incentive Plan, or the 1999 Plan. Under the 1999 Plan, 1,900,000 shares of common stock were reserved for future issuance. The 1999 Plan provides for the grant of nonstatutory stock options, stock bonuses, rights to purchase restricted stock, and stock appreciation rights to our consultants and employees who are not officers or directors.

     Our plans had 2,456,375 shares available to grant options to employees, consultants and directors at December 31, 1999. Most of the options granted have 10-year terms and vest ratably over 50 months of continued employment.

     In addition, we have issued non-qualified stock options outside of the above plans.

     A summary of our stock option activity, and related information for the years ended December 31, 1997 through 1999, and for the nine months ended September 30, 2000 follows:

                                                                                                              NINE MONTHS ENDED
                                              1997                   1998                    1999             SEPTEMBER 30, 2000
                                      --------------------   ---------------------   ---------------------   --------------------
                                                  WEIGHTED                WEIGHTED                WEIGHTED               WEIGHTED
                                                  AVERAGE                 AVERAGE                 AVERAGE                AVERAGE
                                                  EXERCISE                EXERCISE                EXERCISE               EXERCISE
                                       OPTIONS     PRICE      OPTIONS      PRICE      OPTIONS      PRICE      OPTIONS     PRICE
                                      ---------   --------   ----------   --------   ----------   --------   ---------   --------
                                                                                                                 (UNAUDITED)
Outstanding -- beginning of year....    611,936    $ 1.60       885,819    $ 8.87     1,714,535    $19.08    3,284,776    $20.51
Granted.............................    441,780    $16.08     1,068,717    $24.69     2,017,200    $20.55    2,670,525    $28.99
Exercised...........................   (141,032)   $ 0.70      (155,553)   $ 2.80      (198,577)   $ 5.66     (237,976)   $17.27
Forfeited...........................    (26,865)   $ 2.70       (84,448)   $13.25      (248,382)   $22.89     (323,445)   $23.91
                                      ---------              ----------              ----------              ---------
Outstanding -- end of year..........    885,819    $ 8.86     1,714,535    $19.08     3,284,776    $20.51    5,393,880    $24.68
                                      =========              ==========              ==========              =========
Weighted-average fair value of
  options granted during year.......  $   11.07              $    19.23              $    16.34

     During 1995, our officers exercised options granted outside the Plan for 168,000 shares by signing promissory notes amounting to $310,000 which bear interest at 5.73% subject to our right of repurchase which lapses over fifty months. As of December 31, 1999, $82,500 of the promissory notes was still outstanding and 10,540 shares were subject to repurchase.

     We have recognized deferred compensation for certain options granted in 1997 and 1998. Total deferred compensation of approximately $2,094,000 recorded through December 31, 1999 is being amortized over the vesting period of such options on an accelerated basis. A portion of these options vested immediately upon grant.

                                     AVIRON

                               DECEMBER 31, 1999
  (INFORMATION FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 1999 AND 2000 IS
                                   UNAUDITED)

     The options outstanding at December 31, 1999 have been segregated for additional disclosure as follows:

                                                                                   OPTIONS EXERCISABLE
                                          OPTIONS OUTSTANDING                   --------------------------
                           --------------------------------------------------      OPTIONS       WEIGHTED-
                              OPTIONS       WEIGHTED-AVERAGE     WEIGHTED-        CURRENTLY       AVERAGE
                           OUTSTANDING AT      REMAINING          AVERAGE       EXERCISABLE AT   EXERCISE
RANGE OF EXERCISE PRICES   DEC. 31, 1999    CONTRACTUAL LIFE   EXERCISE PRICE   DEC. 31, 1999      PRICE
------------------------   --------------   ----------------   --------------   --------------   ---------
    $ 0.25 - $ 1.00             22,632            4.7              $ 0.52           22,632        $ 0.52
    $ 1.01 - $ 5.00             94,431            6.5              $ 1.25           71,815        $ 1.25
    $ 5.01 - $10.00            131,175            7.0              $ 8.77           93,591        $ 8.56
    $10.01 - $20.00          1,183,989            9.6              $16.66           83,766        $15.38
    $20.01 - $30.38          1,852,549            8.8              $25.02          481,107        $25.47

     To motivate our employees and align their interests with our stockholders, on February 9, 2000, we granted options for the purchase of a total of 1,264,900 shares of common stock at an exercise price of $24.00, the closing price of our stock on February 8, 2000. Approximately 27% of the options become exercisable upon the acceptance by the FDA of our BLA submission and another 40% become exercisable when FluMist is approved for marketing in the United States. These options will become exercisable in February 2005 unless these events related to FluMist occur earlier. The final 33% of these options will become exercisable when FluMist is approved for marketing in the United States, but only if this event occurs in 2001. If FDA approval for FluMist is not obtained by December 31, 2001, these options will be cancelled. If the final 33% of these options become exercisable, we will incur compensation expense in the period in which they become exercisable in an amount equal to the difference between the exercise price of the options and the then current fair market value of our common stock. Through September 30, 2000, we have granted options for the purchase of 214,350 additional shares of common stock at prices ranging from $24.25 to $40.56 with all of the same vesting provisions.

     We have elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", or APB 25 and related interpretations in accounting for our employee stock options because, as discussed below, the alternative fair value accounting provided for under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation", or SFAS 123 requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, if the exercise price of our employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

     Pro forma net loss and net loss per share information is required by SFAS 123, which also requires that the information be determined as if we have accounted for our employee stock options granted subsequent to December 31, 1994 under the fair market value method of that statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions: risk free interest rates of 6.80% for 1997, 4.85% for 1998, and 6.65% for 1999, respectively; volatility factors of the expected market price of our common stock of 0.80 for 1997, 0.80 for 1998, and 0.79 for 1999; no expected dividends; and a weighted-average expected life of the options of 5.0 years for 1997, 7.2 years for 1998, and 7.9 years for 1999.

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because our employee stock options and employee stock purchase plans have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair market value estimate, in management's opinion, the existing models do not necessarily provide a reliable single

                                     AVIRON

                               DECEMBER 31, 1999
  (INFORMATION FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 1999 AND 2000 IS
                                   UNAUDITED)

measure of the fair value of our employee stock options and shares issued pursuant to the employee stock purchase plan.

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. Our pro forma information follows (in thousands except for net loss per share information):

                                                       1997        1998        1999
                                                     --------    --------    --------
Pro forma net loss.................................  $(27,733)   $(64,883)   $(72,122)
Pro forma net loss per share (basic)...............  $  (2.03)   $  (4.13)   $  (4.55)

Share Purchase Rights

     In October 1997, our Board of Directors adopted a Share Purchase Rights Plan. The Share Purchase Rights Plan provides for the distribution of certain rights to acquire shares of our Series A Junior Participating Preferred Stock, par value $0.001 (the "Rights") as a dividend for each share of Common Stock held of record as of October 23, 1997. The Rights are triggered and become exercisable upon the occurrence of either (i) the date of a public announcement of the acquisition of 20% or more beneficial ownership of our Common Stock by a person or group (an "Acquiring Person"), or (ii) ten business days (or such later time as may be set by the Board of Directors) after a public announcement of a tender or exchange offer for 20% or more beneficial ownership of our Common Stock by an Acquiring Person. If the Rights are triggered, each Right effectively provides its holder, the right to purchase shares of Common Stock at a 50% discount from the market price at that time, upon payment of an exercise price of $150 per Right.

Reserved Shares

     As of December 31, 1999, we have reserved shares of common stock for future issuance as follows:

Options:
  Outstanding.............................................  3,284,776
  Available for grant.....................................  2,456,375
  Employee Stock Purchase Plan............................    244,675
  Warrants................................................     48,034
  Conversion of debt......................................  3,235,827
                                                            ---------
                                                            9,269,687
                                                            =========

12. INCOME TAXES

     As of December 31, 1999, we had federal and state net operating loss carryforwards of approximately $178.4 million and $10.2 million, respectively. We also had federal and California research and other tax credit carryforwards of approximately $3,900,000 and $2,500,000, respectively. The federal net operating loss and credit carryforwards will expire at various dates beginning in the year 2007 through 2019, if not utilized. The state of California net operating loss and credit carryforwards will expire at various dates beginning in 2000 through 2004, if not utilized.

     Utilization of the federal and state net operating loss and credit carryforwards may be subject to a substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986. The annual limitation may result in the expiration of net operating losses and credits before utilization.

                                     AVIRON

                               DECEMBER 31, 1999
  (INFORMATION FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 1999 AND 2000 IS
                                   UNAUDITED)

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets for financial reporting and the amount used for income tax purposes. Significant components of our deferred tax assets for federal and state income taxes as of December 31 are as follows (in thousands):

                                                                1998        1999
                                                              --------    --------
Net operating loss carryforwards............................  $ 41,200    $ 61,300
Research tax credits........................................     5,500       6,400
Capitalized research and development expenses...............     3,300       2,900
Deferred revenue............................................        --         800
Other -- Net................................................       600       3,800
                                                              --------    --------
Net deferred tax assets.....................................    50,600      75,200
Valuation allowance.........................................   (50,600)    (75,200)
                                                              --------    --------
                                                              $     --    $     --
                                                              ========    ========

     Due to our lack of earnings history, the net deferred tax assets have been fully offset by a valuation allowance. The valuation allowance increased by $12.3 million and $22.4 million during the years ended December 31, 1997 and 1998, respectively.

     Approximately $2,000,000 of the valuation allowance for deferred tax assets relates to benefits of stock option deductions which, when recognized, will be allocated directly to contributed capital.

13. COMMITMENTS

     In August 1998, we announced the signing of a worldwide multiyear supply agreement with Becton Dickinson and Company, or Becton Dickinson, in which Becton Dickinson will supply its AccuSpray(TM) non-invasive nasal spray delivery system for administration of FluMist. The agreement requires us to advance a total of $2,000,000 to Becton Dickinson for facility expansion of plant capacity. As of December 31, 1999, the entire advance had been paid and is included in other assets in the accompanying balance sheet.

14. RELATED PARTY TRANSACTIONS

     In 1995, we made unsecured loans to members of senior management totaling $100,000 which bear interest at 7.75% and are due in April 2000. In 1997, we made two additional unsecured loans to members of senior management totaling $200,000, which bear interest at 7.75% and are due in February and July 2001, respectively. As of December 31, 1999, the unpaid balance was $110,000.

     In January 2000, we made a non-interest-bearing loan to C. Boyd Clarke, our President and Chief Executive Officer, in the amount of $500,000. The loan, which is secured by real property, is repayable in equal annual installments over a five-year period.

15. LITIGATION

     On July 8, 1999, a lawsuit entitled Joany Chou v. The University of Chicago, ARCH Development Corp., Bernard Roizman and Aviron, was filed in the U.S. District Court for the Northern District of Illinois, Eastern Division, or Court, by an individual formerly associated with the University of Chicago. On September 30, 1999, this individual filed an amended complaint against the same defendants. This amended complaint appeared to assert claims of inventorship relating to the United States Patent Nos. 5,328,688, 5,795,713, 5,922,328, their foreign counterparts, and potentially other patents and applications; unjust enrichment; fraud; conversion; breach of fiduciary duty; breach of contract and breach of implied contract. The amended

                                     AVIRON

                               DECEMBER 31, 1999
  (INFORMATION FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 1999 AND 2000 IS
                                   UNAUDITED)

complaint seeks, among other things, money damages, an order correcting the inventorship and ownership of the patents referenced above, disgorgement, a constructive trust, possible injunctive and equitable relief, punitive damages, attorneys' fees, costs, and interest. All of the claims appear to relate to patent and patent applications for HSV, and none appear to relate to our cold-adapted influenza product or technology or any other pipeline products in research or development. On February 18, 2000, the Court granted our motion to dismiss, thereby dismissing all pending claims made by the plaintiff against Aviron. On April 19, 2000, the plaintiff appealed the Court's ruling. We cannot be sure that we will prevail in the defense of this lawsuit in the event that the plaintiff is successful in reinstating her claims or in bringing in new claims against Aviron.

16. SUBSEQUENT EVENTS (UNAUDITED)

FluMist BLA Submission

     On December 28, 2000, the FDA accepted for filing our BLA for FluMist. We are seeking U.S. licensure for use of FluMist to prevent influenza in healthy children and healthy adults. The acceptance by the FDA of the BLA for filing triggers the recognition as revenue of $15.5 million in milestones under our agreement with Wyeth. Payment of this milestone was received on January 2, 2001.

Restructure of our manufacturing agreement

     During October 2000, Celltech Group Plc, or Celltech, sold its vaccines business, which included our existing FluMist contract manufacturing agreement, to PowderJect Pharmaceuticals plc, or PowderJect. Also in October 2000, we restructured our contract manufacturing agreement with Evans Vaccines Limited, or Evans, a division of PowderJect. Under the new agreement, which expires in June 2006, responsibility for bulk manufacture of FluMist in the Speke, U.K., facility transfers to Aviron and Evans employees working on FluMist became our employees. We also entered into sub-leases of the FluMist manufacturing areas on the existing site.

     As consideration for the restructuring of our manufacturing agreement, we made an initial payment of $15.0 million and will make additional annual payments of $3.9 million over each of the next five years to Evans. As further consideration for the amendment to the contract manufacturing agreement, we agreed to make payments totaling $19.0 million, which will be paid over the term of the agreement based on net sales of FluMist. Evans also received warrants to purchase 63,162 shares of our common stock at an exercise price of $47.50 per share. The warrants, which expire annually at the rate of 10,527 shares per year on October 10, 2001 through 2006, were valued at approximately $1.2 million. We have valued the aggregate consideration, including the net present value of the annual payments, at approximately $50.2 million, which we recorded as an asset and will amortize over the 6-year term of the agreement with Evans. We have also recorded $34.0 million of obligations to Evans consisting of the net present value of the annual payments of $3.9 million and the $19 million obligation. The $19 million obligation has not been discounted because the timing of the related payments is not fixed, but rather is based on net sales of FluMist.

     In addition, we agreed to make payments during the term of the agreement of $225,000 per year for the use of the Aviron unit in the Evans manufacturing plant, payments up to an aggregate total of $3.0 million for attaining specific milestones, and payments for other support services based on the costs of these services incurred. Rent and other support services will be expensed as the costs are incurred and milestones will be expensed as they become due.

     On October 11, 2000, we agreed to acquire a 25-year lease from Celltech on approximately eight acres of land in Speke, U.K. We intend to utilize an existing 45,000 square foot structure on the property to build a new FluMist manufacturing facility. Under the terms of the Celltech agreement, we will pay Celltech

                                     AVIRON

                               DECEMBER 31, 1999
  (INFORMATION FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 1999 AND 2000 IS
                                   UNAUDITED)

L1.5 million (British Pounds Sterling) and will assume the obligations for the remaining 24 years of the 25-year land lease. The minimum annual lease payments are L333,000 (British Pounds Sterling) per year during the term of the lease.

Common Stock

     On October 12, 2000, we sold 450,000 shares of common stock in a private transaction to Biotech Invest, S.A., an affiliate of Biotech Target, S.A., at a price of $48.00 per share for aggregate proceeds of $21.6 million.

     Since September 30, 2000, we have sold a total of 612,307 shares of our common stock to Acqua Wellington under our letter of commitment, at an average price per share of $52.26 for total proceeds of $32.0 million.

     On October 13, 2000, we issued a warrant to the Procter & Gamble Co. for the purchase of 9,398 shares of common stock at an exercise price of $53.00 per share that expires on October 13, 2005. The value of the warrant at the date of issuance was determined to be $350,000 using the Black-Scholes option valuation model.

     Since September 30, 2000, we have exchanged approximately $51.7 million aggregate principal amount of our 5 3/4% convertible subordinated notes for 1,722,673 shares of our common stock in a number of privately negotiated transactions. Additional non-cash expense related to the exchanges was approximately $2.7 million. The $1.2 million of an unamortized debt issue costs related to the 5 3/4% convertible subordinated notes exchanged have been charged to additional paid-in capital. As of December 31, 2000, approximately $48.3 million aggregate principal amount of our 5 3/4% convertible subordinated notes remain outstanding.

License agreements

     In October 2000, we announced that SmithKline Beecham Biologicals, or SBB, has initiated a Phase 2 clinical trial of our investigational vaccine against Epstein-Barr virus. The initiation of this trial triggered the payment of a milestone by SBB to Aviron in the amount $1.5 million, which was received in November 2000. Under our agreement with ARCH (see Note 2) $375,000 of these funds was forwarded to ARCH. The net amount of this milestone will be recognized as revenue during the fourth quarter of 2000.

Shelf Registration

     On December 18, 2000, we announced the filing of a universal shelf registration statement with the Securities and Exchange Commission pursuant to which we can offer up to an aggregate of $400 million of any combination of newly issued common stock and debt securities in one or more new financing transactions.

Wyeth Advance

     In January 2001, Wyeth paid us $10 million as an advance against future amounts that Wyeth will owe us under our agreement with them to support inventory buildup for 2001.

PROSPECTUS

                                  $400,000,000

      LOGO

                                DEBT SECURITIES
                                  COMMON STOCK

                           -------------------------

Aviron may offer from time to time debt securities and common stock. The specific terms and amounts of the securities will be fully described in supplements to this prospectus. Please read any prospectus supplements and this prospectus carefully before you invest. This prospectus may not be used to sell securities unless accompanied by a prospectus supplement.

                           -------------------------

OUR COMMON STOCK IS QUOTED ON THE NASDAQ NATIONAL MARKET UNDER THE SYMBOL "AVIR." ON DECEMBER 15, 2000, THE LAST REPORTED SALE PRICE FOR OUR COMMON STOCK ON THE NASDAQ NATIONAL MARKET WAS $63 1/8 PER SHARE.

                           -------------------------

INVESTING IN OUR DEBT SECURITIES OR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 1.

                           -------------------------

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

December 29, 2000

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
About This Prospectus.......................................    1
Risk Factors................................................    1
About Aviron................................................    1
Special Note Regarding Forward-Looking Statements...........    1
Use of Proceeds.............................................    2
Ratio of Earnings to Fixed Charges..........................    2
Description of Debt Securities..............................    2
Description of Capital Stock................................   10
Plan of Distribution........................................   13
Legal Matters...............................................   14
Experts.....................................................   14
Where You Can Find More Information.........................   14

                           -------------------------

     This prospectus is part of a registration statement we filed with the Securities and Exchange Commission. You should rely only on the information we have provided or incorporated by reference in this prospectus or any prospectus supplement. We have not authorized anyone to provide you with additional or different information. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should assume that the information in this prospectus or any prospectus supplement is accurate only as of the date on the front of the document and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference.

     We own or have rights to trademarks or trade names that we use in conjunction with the operation of our business. We own the FluMist trademark in the United States and in a number of other countries. This prospectus also includes trademarks owned by other parties.

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a Registration Statement on Form S-3 that we filed with the Securities and Exchange Commission utilizing a "shelf" registration process. Under this shelf process, we may, over the next two years, offer any combination of securities described in this prospectus in one or more offerings up to a total amount of $400,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we use this prospectus to offer securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described below under the heading "Where You Can Find More Information."

                                  RISK FACTORS

     An investment in our debt securities or common stock involves a high degree of risk. You should consider carefully the risk factors contained in our most recent filing on Form 10-K, as amended, and all other information contained in and incorporated by reference in this prospectus before making an investment decision. Additional risks and uncertainties that are not yet identified or that we think are immaterial may also materially harm our business, operating results and financial condition and could result in a complete loss of your investment.

                                  ABOUT AVIRON

     We are a biopharmaceutical company focused on the prevention of disease through innovative vaccine technology. We are currently focusing our product development and commercialization efforts on our lead product candidate, FluMist, an investigational intranasal live virus vaccine for influenza. Our goal is to become a leader in the discovery, development, manufacture and marketing of innovative vaccines. Our vaccine development programs are based both on techniques for producing weakened live virus vaccines and on our proprietary genetic engineering technologies. Live virus vaccines, including those for smallpox, polio, measles, mumps, rubella and chicken pox, have had a long record of preventing disease.

     We were incorporated in California in April 1992, and reincorporated in Delaware in November 1996. Our executive offices are located at 297 North Bernardo Avenue, Mountain View, California 94043 and our telephone number is
(650) 919-6500. Our World Wide Web address is http://www.aviron.com. Information contained in our World Wide Web site should not be considered to be part of this prospectus.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Some of the statements in the sections entitled "About This Prospectus," "Risk Factors," "Use of Proceeds," and elsewhere in this prospectus constitute forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our or our industry's results, levels of activity, or achievements to be materially different from any future results, levels of activity or achievements expressed or implied by such forward-looking statements. Such factors include, among others, those listed under "Risk Factors" and elsewhere in this prospectus.

     In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "intend," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential," or "continue," or the negative of such terms or other comparable terminology.

     Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, events, levels of activity, performance or achievements. Except as may be required by law, we undertake no obligation to publicly update any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

                                USE OF PROCEEDS

     Unless otherwise indicated in the prospectus supplement, the net proceeds from the sale of securities offered by this prospectus will be used for general corporate purposes, including capital expenditures and to meet working capital needs. We expect from time to time to evaluate the acquisition of businesses, products and technologies for which a portion of the net proceeds may be used, although we currently are not planning or negotiating any such transactions.

     Pending such uses, we may invest the net proceeds in interest bearing securities.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The ratio of earnings to fixed charges for each of the periods indicated is as follows:

                                                                                      NINE MONTHS
                                                   FISCAL YEAR ENDED DECEMBER 31,        ENDED
                                                  --------------------------------   SEPTEMBER 30,
                                                  1995   1996   1997   1998   1999       2000
                                                  ----   ----   ----   ----   ----   -------------
Ratio of earnings to fixed charges(1)...........  --     --     --     --     --          --

-------------------------
(1) Earnings for the years ended December 31, 1995, 1996, 1997, 1998 and 1999 and the nine months ended September 30, 2000 were insufficient to cover fixed charges by an amount equal to the net loss for the periods.

                         DESCRIPTION OF DEBT SECURITIES

     The debt securities covered by this prospectus will be our convertible senior or subordinated debt securities issued under one or more separate senior or subordinated indentures to be entered into between us and a trustee to be identified in the applicable prospectus supplement. This prospectus, together with its prospectus supplement, will describe all the material terms of a particular series of debt securities.

     The following is a summary of the most important provisions and definitions of the indentures. For additional information, you should look at the applicable indenture that is filed as an exhibit to the registration statement which includes the prospectus. The indentures are substantially identical except for the subordination provisions described below under "Subordinated Debt Securities." In this description of the debt securities, the words "Aviron", "we", "us" or "our" refer only to Aviron and not to any of our subsidiaries.

GENERAL

     Debt securities may be issued in separate series without limitation as to aggregate principal amount. We may specify a maximum aggregate principal amount for the debt securities of any series.

     We are not limited as to the amount of debt securities we may issue under the indentures. The prospectus supplement will set forth:

     - whether the debt securities will be senior or subordinated,

     - the offering price,

     - the title,

     - any limit on the aggregate principal amount,

     - the person who shall be entitled to receive interest, if other than the record holder on the record date,

     - the date the principal will be payable,

     - the interest rate, if any, the date interest will accrue, the interest payment dates and the regular record dates,

     - the place where payments may be made,

     - any mandatory or optional redemption provisions,

     - if applicable, the method for determining how the principal, premium, if any, or interest will be calculated by reference to an index or formula,

     - if other than U.S. currency, the currency or currency units in which principal, premium, if any, or interest will be payable and whether we or the holder may elect payment to be made in a different currency,

     - the portion of the principal amount that will be payable upon acceleration of stated maturity, if other than the entire principal amount,

     - if the principal amount payable at stated maturity will not be determinable as of any date prior to stated maturity, the amount which will be deemed to be the principal amount,

     - any defeasance provisions if different from those described below under "Satisfaction and Discharge; Defeasance,"

     - any conversion or exchange provisions,

     - any obligation to redeem or purchase the debt securities pursuant to a sinking fund,

     - whether the debt securities will be issuable in the form of a global security,

     - any subordination provisions, if different than those described below under "Subordinated Debt Securities,"

     - any deletions of, or changes or additions to, the events of default or covenants, and

     - any other specific terms of such debt securities.

     Unless otherwise specified in the prospectus supplement:

     - the debt securities will be registered debt securities, and

     - registered debt securities denominated in U.S. dollars will be issued in denominations of $1,000 or an integral multiple of $1,000.

     Debt securities may be sold at a substantial discount below their stated principal amount, bearing no interest or interest at a rate which at time of issuance is below market rates.

EXCHANGE AND TRANSFER

     Debt securities may be transferred or exchanged at the office of the security registrar or at the office of any transfer agent designated by us.

     We will not impose a service charge for any transfer or exchange, but we may require holders to pay any tax or other governmental charges associated with any transfer or exchange.

     In the event of any potential redemption of debt securities of any series, we will not be required to:

     - issue, register the transfer of, or exchange, any debt security of that series during a period beginning at the opening of business 15 days before the day of mailing of a notice of redemption and ending at the close of business on the day of the mailing, or

     - register the transfer of or exchange any debt security of that series selected for redemption, in whole or in part, except the unredeemed portion being redeemed in part.

     We may initially appoint the trustee as the security registrar. Any transfer agent, in addition to the security registrar, initially designated by us will be named in the prospectus supplement. We may designate additional transfer agents or change transfer agents or change the office of the transfer agent. However, we will be required to maintain a transfer agent in each place of payment for the debt securities of each series.

GLOBAL SECURITIES

     The debt securities of any series may be represented, in whole or in part, by one or more global securities. Each global security will:

     - be registered in the name of a depositary that we will identify in a prospectus supplement,

     - be deposited with the depositary or nominee or custodian, and

     - bear any required legends.

     No global security may be exchanged in whole or in part for debt securities registered in the name of any person other than the depositary or any nominee unless:

     - the depositary has notified us that it is unwilling or unable to continue as depositary or has ceased to be qualified to act as depositary,

     - an event of default is continuing, or

     - any other circumstances described in a prospectus supplement.

     As long as the depositary, or its nominee, is the registered owner of a global security, the depositary or nominee will be considered the sole owner and holder of the debt securities represented by the global security for all purposes under the indenture. Except in the above limited circumstances, owners of beneficial interests in a global security:

     - will not be entitled to have the debt securities registered in their names,

     - will not be entitled to physical delivery of certificated debt securities, and

     - will not be considered to be holders of those debt securities under the indentures.

     Payments on a global security will be made to the depositary or its nominee as the holder of the global security. Some jurisdictions have laws that require that certain purchasers of securities take physical delivery of such securities in definitive form. These laws may impair the ability to transfer beneficial interests in a global security.

     Institutions that have accounts with the depositary or its nominee are referred to as "participants." Ownership of beneficial interests in a global security will be limited to participants and to persons that may hold beneficial interests through participants. The depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of debt securities represented by the global security to the accounts of its participants.

     Ownership of beneficial interests in a global security will be shown on and effected through records maintained by the depositary, with respect to participants' interests, or any participant, with respect to interests of persons held by participants on their behalf.

     Payments, transfers and exchanges relating to beneficial interests in a global security will be subject to policies and procedures of the depositary.

     The depositary policies and procedures may change from time to time. Neither we nor the trustee will have any responsibility or liability for the depositary's or any participant's records with respect to beneficial interests in a global security.

PAYMENT AND PAYING AGENTS

     The provisions of this paragraph will apply to the debt securities unless otherwise indicated in the prospectus supplement. Payment of interest on a debt security on any interest payment date will be made to the person in whose name the debt security is registered at the close of business on the regular record date. Payment on debt securities of a particular series will be payable at the office of a paying agent or paying agents designated by us. However, at our option, we may pay interest by mailing a check to the record holder. The corporate trust office will be designated as our sole paying agent.

     We may also name any other paying agents in the prospectus supplement. We may designate additional paying agents, change paying agents or change the office of any paying agent. However, we will be required to maintain a paying agent in each place of payment for the debt securities of a particular series.

     All moneys paid by us to a paying agent for payment on any debt security which remain unclaimed at the end of two years after such payment was due will be repaid to us. Thereafter, the holder may look only to us for such payment.

CONSOLIDATION, MERGER AND SALE OF ASSETS

     We may not consolidate with or merge into any other person, in a transaction in which we are not the surviving corporation, or convey, transfer or lease our properties and assets substantially as an entirety to, any person, unless:

     - the successor, if any, is a U.S. corporation, limited liability company, partnership, trust or other entity,

     - the successor assumes our obligations on the debt securities and under the indenture,

     - immediately after giving effect to the transaction, no default or event of default shall have occurred and be continuing, and

     - certain other conditions are met.

EVENTS OF DEFAULT

     Unless we inform you otherwise in the prospectus supplement, the indenture will define an event of default with respect to any series of debt securities as one or more of the following events:

          (1) failure to pay principal of or any premium on any debt security of that series when due,

          (2) failure to pay any interest on any debt security of that series for 30 days when due,

          (3) failure to deposit any sinking fund payment when due,

          (4) failure to perform any other covenant in the indenture continued for 60 days after being given the notice required in the indenture,

          (5) our bankruptcy, insolvency or reorganization, and

          (6) any other event of default specified in the prospectus supplement.

     An event of default of one series of debt securities is not necessarily an event of default for any other series of debt securities.

     If an event of default, other than an event of default described in clause
(5) above, shall occur and be continuing, either the trustee or the holders of at least 25% in aggregate principal amount of the outstanding securities of that series may declare the principal amount of the debt securities of that series to be due and payable immediately.

     If an event of default described in clause (5) above shall occur, the principal amount of all the debt securities of that series will automatically become immediately due and payable. Any payment by us on the subordinated debt securities following any such acceleration will be subject to the subordination provisions described below under "Subordinated Debt Securities."

     After acceleration the holders of a majority in aggregate principal amount of the outstanding securities of that series may, under certain circumstances, rescind and annul such acceleration if all events of default, other than the non-payment of accelerated principal, or other specified amount, have been cured or waived.

     Other than the duty to act with the required care during an event of default, the trustee will not be obligated to exercise any of its rights or powers at the request of the holders unless the holders shall have offered to the trustee reasonable indemnity. Generally, the holders of a majority in aggregate principal amount of the outstanding debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee.

     A holder will not have any right to institute any proceeding under the indentures, or for the appointment of a receiver or a trustee, or for any other remedy under the indentures, unless:

          (1) the holder has previously given to the trustee written notice of a continuing event of default with respect to the debt securities of that series,

          (2) the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series have made a written request and have offered reasonable indemnity to the trustee to institute the proceeding, and

          (3) the trustee has failed to institute the proceeding and has not received direction inconsistent with the original request from the holders of a majority in aggregate principal amount of the outstanding debt securities of that series within 60 days after the original request.

     Holders may, however, sue to enforce the payment of principal, premium or interest on any debt security on or after the due date or to enforce the right, if any, to convert any debt security without following the procedures listed in
(1) through (3) above.

     We will furnish the trustee an annual statement by our officers as to whether or not we are in default in the performance of the indenture and, if so, specifying all known defaults.

MODIFICATION AND WAIVER

     Aviron and the trustee may make modifications and amendments to the indentures with the consent of the holders of a majority in aggregate principal amount of the outstanding securities of each series affected by the modification or amendment.

     However, neither we nor the trustee may make any modification or amendment without the consent of the holder of each outstanding security of that series affected by the modification or amendment if such modification or amendment would:

     - change the stated maturity of any debt security,

     - reduce the principal, premium, if any, or interest on any debt security,

     - reduce the principal of an original issue discount security or any other debt security payable on acceleration of maturity,

     - reduce the rate of interest on any debt security,

     - change the currency in which any debt security is payable,

     - impair the right to enforce any payment after the stated maturity or redemption date,

     - waive any default or event of default in payment of the principal of, premium or interest on any debt security,

     - waive a redemption payment or modify any of the redemption provisions of any debt security,

     - adversely affect the right to convert any debt security, or

     - change the provisions in the indenture that relate to modifying or amending the indenture.

SATISFACTION AND DISCHARGE; DEFEASANCE

     We may be discharged from our obligations on the debt securities of any series that have matured or will mature or be redeemed within one year if we deposit with the trustee enough cash to pay all the principal, interest and any premium due to the stated maturity date or redemption date of the debt securities.

     Each indenture contains a provision that permits us to elect:

     - to be discharged from all of our obligations, subject to limited exceptions, with respect to any series of debt securities then outstanding, and/or

     - to be released from our obligations under the following covenants and from the consequences of an event of default resulting from a breach of these covenants:

      (1) the subordination provisions under the subordinated indenture, and

      (2) covenants as to payment of taxes and maintenance of corporate existence.

     To make either of the above elections, we must deposit in trust with the trustee enough money to pay in full the principal, interest and premium on the debt securities. This amount may be made in cash and/or U.S. government obligations. As a condition to either of the above elections, we must deliver to the trustee an opinion of counsel that the holders of the debt securities will not recognize income, gain or loss for Federal income tax purposes as a result of the action.

     If any of the above events occurs, the holders of the debt securities of the series will not be entitled to the benefits of the indenture, except for the rights of holders to receive payments on debt securities or the registration of transfer and exchange of debt securities and replacement of lost, stolen or mutilated debt securities.

NOTICES

     Notices to holders will be given by mail to the addresses of the holders in the security register.

GOVERNING LAW

     The indentures and the debt securities will be governed by, and construed under, the law of the State of New York.

REGARDING THE TRUSTEE

     The indenture limits the right of the trustee, should it become a creditor of us, to obtain payment of claims or secure its claims.

     The trustee is permitted to engage in certain other transactions. However, if the trustee, acquires any conflicting interest, and there is a default under the debt securities of any series for which they are trustee, the trustee must eliminate the conflict or resign.

SUBORDINATED DEBT SECURITIES

     Payment on the subordinated debt securities will, to the extent provided in the indenture, be subordinated in right of payment to the prior payment in full of all our senior indebtedness. The subordinated debt securities also are effectively subordinated to all debt and other liabilities, including trade payables and lease obligations, if any, of our subsidiaries.

     Upon any distribution of our assets upon any dissolution, winding up, liquidation or reorganization, the payment of the principal of and interest on the subordinated debt securities will be subordinated in right of payment to the prior payment in full in cash or other payment satisfactory to the holders of senior indebtedness of all senior indebtedness. In the event of any acceleration of the subordinated debt securities because of an event of default, the holders of any senior indebtedness would be entitled to payment in full in cash or other payment satisfactory to such holders of all senior indebtedness obligations before the holders of the subordinated debt securities are entitled to receive any payment or distribution. The indenture requires us or the trustee to promptly notify holders of designated senior indebtedness if payment of the subordinated debt securities is accelerated because of an event of default.

     We may not make any payment on the subordinated debt securities, including upon redemption at the option of the holder of any subordinated debt securities or at our option, if:

     - a default in the payment of the principal, premium, if any, interest, rent or other obligations in respect of designated senior indebtedness occurs and is continuing beyond any applicable period of grace (called a "payment default"); or

     - a default other than a payment default on any designated senior indebtedness occurs and is continuing that permits holders of designated senior indebtedness to accelerate its maturity, and the trustee receives a notice of such default (called a "payment blockage notice") from us or any other person permitted to give such notice under the indenture (called a "non-payment default").

     We may resume payments and distributions on the subordinated debt securities:

     - in the case of a payment default, upon the date on which such default is cured or waived or ceases to exist; and

     - in the case of a non-payment default, the earlier of the date on which such nonpayment default is cured or waived or ceases to exist and 179 days after the date on which the payment blockage notice is received by the trustee, if the maturity of the designated senior indebtedness has not been accelerated.

     No new period of payment blockage may be commenced pursuant to a payment blockage notice unless 365 days have elapsed since the initial effectiveness of the immediately prior payment blockage notice and all scheduled payments of principal, premium and interest, including any liquidated damages, on the notes that have come due have been paid in full in cash. No non-payment default that existed or was continuing on the date of delivery of any payment blockage notice shall be the basis for any later payment blockage notice unless the non-payment default is based upon facts or events arising after the date of delivery of such payment blockage notice.

     If the trustee or any holder of the notes receives any payment or distribution of our assets in contravention of the subordination provisions on the subordinated debt securities before all senior indebtedness is paid in full in cash, property or securities, including by way of set-off, or other payment satisfactory to holders of senior indebtedness, then such payment or distribution will be held in trust for the benefit of holders of senior indebtedness or their representatives to the extent necessary to make payment in full in cash or payment satisfactory to the holders of senior indebtedness of all unpaid senior indebtedness.

     In the event of our bankruptcy, dissolution or reorganization, holders of senior indebtedness may receive more, ratably, and holders of the subordinated debt securities may receive less, ratably, than our other creditors (including our trade creditors). This subordination will not prevent the occurrence of any event of default under the indenture.

     As of September 30, 2000, $14.5 million senior indebtedness was outstanding. We are not prohibited from incurring debt, including senior indebtedness, under the indenture. We may from time to time incur additional debt, including senior indebtedness.

     We are obligated to pay reasonable compensation to the trustee and to indemnify the trustee against certain losses, liabilities or expenses incurred by the trustee in connection with its duties relating to the subordinated debt securities. The trustee's claims for these payments will generally be senior to those of noteholders in respect of all funds collected or held by the trustee.

CERTAIN DEFINITIONS

     "indebtedness" means:

          (1) all indebtedness, obligations and other liabilities for borrowed money, including overdrafts, foreign exchange contracts, currency exchange agreements, interest rate protection agreements, and any loans or advances from banks, or evidenced by bonds, debentures, notes or similar instruments, other than any account payable or other accrued current liability or obligation incurred in the ordinary course of business in connection with the obtaining of materials or services;

          (2) all reimbursement obligations and other liabilities with respect to letters of credit, bank guarantees or bankers' acceptances;

          (3) all obligations and liabilities in respect of leases required in conformity with generally accepted accounting principles to be accounted for as capitalized lease obligations on our balance sheet;

          (4) all obligations and other liabilities under any lease or related document in connection with the lease of real property which provides that we are contractually obligated to purchase or cause a third party to purchase the leased property and thereby guarantee a minimum residual value of the leased property to the lessor and our obligations under the lease or related document to purchase or to cause a third party to purchase the leased property;

          (5) all obligations with respect to an interest rate or other swap, cap or collar agreement or other similar instrument or agreement or foreign currency hedge, exchange, purchase agreement or other similar instrument or agreement;

          (6) all direct or indirect guaranties or similar agreements in respect of, and our obligations or liabilities to purchase, acquire or otherwise assure a creditor against loss in respect of, indebtedness, obligations or liabilities of others of the type described in (1) through (5) above;

          (7) any indebtedness or other obligations described in (1) through (6) above secured by any mortgage, pledge, lien or other encumbrance existing on property which is owned or held by us; and

          (8) any and all refinancings, replacements, deferrals, renewals, extensions and refundings of, or amendments, modifications or supplements to, any indebtedness, obligation or liability of the kind described in clauses (1) through (7) above.

     "senior indebtedness" means the principal, premium, if any, interest, including any interest accruing after bankruptcy, and rent or termination payment on or other amounts due on our current or future indebtedness, whether created, incurred, assumed, guaranteed or in effect guaranteed by us, including any deferrals, renewals, extensions, refundings, amendments, modifications or supplements to the above. However, senior indebtedness does not include:

     - indebtedness that expressly provides that it shall not be senior in right of payment to the subordinated debt securities or expressly provides that it is on the same basis or junior to the subordinated debt securities;

     - our indebtedness to any of our majority-owned subsidiaries; and

     - the subordinated debt securities.

                          DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock consists of 100 million shares of common stock, $0.001 par value, and 5 million shares of preferred stock, $0.001 par value.

COMMON STOCK

     The holders of common stock are entitled to one vote per share on all matters submitted to a vote of our stockholders. Subject to preferences that may be applicable to any preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to receive ratably any dividends out of assets legally available therefor as our board of directors may from time to time determine. Upon liquidation, dissolution or winding up of our company, holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding shares of preferred stock. Holders of common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable. As of December 14, 2000, there were 23,286,157 shares of common stock issued and outstanding that were held by 336 stockholders of record.

PREFERRED STOCK

     Our certificate of incorporation provides that our board of directors has the authority, without further action by the stockholders, to issue up to five million shares of preferred stock in one or more series. The board is able to fix the rights, preferences, privileges and restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of this series. The issuance of preferred stock could adversely affect the voting power of holders of common stock, and the likelihood that holders of preferred stock will receive dividend payments and payments upon liquidation may have the effect of delaying, deferring or preventing a change in control of our company, which could depress the market price of our common stock. We have no present plan to issue any shares of preferred stock.

SHARE PURCHASE RIGHTS PLAN

     In October 1997, our board of directors adopted a share purchase rights plan, commonly known as a "poison pill." Pursuant to our rights plan, our board of directors declared a dividend distribution of one right for each outstanding share of common stock payable to stockholders of record as of October 23, 1997. Each right, or Right, entitles the registered holder to acquire shares of our Series A Junior Participating Preferred Stock, par value $0.001. The Rights are triggered and become exercisable upon the occurrence of either (1) the date of a public announcement of the acquisition of 20 percent or more beneficial ownership of our common stock by a person or group, or an Acquiring Person, or
(2) ten business days, or such later time as may be set by our board of directors, after a public announcement of a tender or exchange offer for 20 percent or more beneficial ownership of our common stock by an Acquiring Person. If the Rights are triggered because an Acquiring Person beneficially owns 20 percent or more of our common stock, each Right effectively provides its holder, other than a holder who is an Acquiring Person, the right to purchase shares of common stock at a 50 percent discount from the market price at that time, upon payment of an exercise price of $150 per Right. In addition, in the event of certain business combinations, the Rights permit the purchase of shares of common stock of an acquirer at a 50 percent discount from the market price at that time. The board of directors has the right to redeem the Rights at a price of $0.001 per Right at any time prior to the close of business on the day of the first public announcement that a person has become an Acquiring Person. If the Rights are triggered under certain circumstances, the board of directors may elect to exchange each Right, other than Rights held by Acquiring Persons, for one share of common stock. The Rights have no voting privileges and are attached to and trade with our common stock. The board of directors also generally may amend the terms of the Rights without the consent of the holders of the Rights. The Rights expire on October 23, 2007. These provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of Aviron.

WARRANTS

     In February 1993, we entered into an agreement with The Mount Sinai School of Medicine of the City University of New York, under which Mount Sinai transferred to us rights to patents, patent applications, and associated know-how and other technical information. In connection with these agreements, we issued to Mount Sinai warrants to purchase, in the aggregate, up to 45,000 shares of common stock. Each warrant is exercisable for a period of five years from specified milestone events. As of October 25, 2000, warrants to purchase 26,079 shares were exercisable at a price per share of $10.00.

     In connection with an agreement entered into in February 1995 with the University of Michigan, under which the university transferred to Aviron intellectual property rights and technology, we agreed to issue to the university a warrant to purchase shares of our common stock upon the first commercial sale of a product incorporating the university's technology, for a number of shares equal to 1.25 percent of the total issued and outstanding shares of our common stock as of the date of the first commercial sale at a per share exercise price of $10.00. In February 2000, we amended our licensing agreement for cold-adapted influenza virus vaccine technology with the University of Michigan to accelerate the issuance of a warrant to the university. As a result of this amendment, we granted the university a warrant to purchase 340,000 shares of our common stock at an exercise price of $10.00 per share that expires on February 16, 2007. Upon the date of the first commercial sale of FluMist, if 1.25 percent of the common stock then outstanding exceeds 340,000 shares, we will issue an additional warrant on the same terms, allowing the university to purchase a number of shares equal to the difference between 340,000 shares and 1.25 percent of the common stock outstanding. As of December 15, 2000, the warrant was exercisable with respect to the 340,000 shares, but had not been exercised.

     On May 8, 2000, we entered into a settlement agreement with ARCH Development Corporation, or ARCH, pursuant to which we issued a warrant to purchase 14,077 shares of our common stock at an exercise price of $23.00 per share that expires on June 23, 2005. As of December 15, 2000, the warrant was exercisable but had not been exercised.

     On October 11, 2000, we granted Evans Vaccines Limited, a division of PowderJect Pharmaceuticals Plc, or Evans Vaccines, six warrants to purchase a total of 63,162 shares of our common stock at an exercise price of $47.50 per share. These warrants expire annually at the rate of 10,527 shares per year on October 10, 2001 through 2006. As of December 15, 2000, all warrants were exercisable but none had been exercised.

     On October 13, 2000, we issued to The Proctor and Gamble Company a warrant for the purchase of 9,398 shares of common stock at an exercise price of $53.00 per share that expires on October 13, 2005. The warrant is not currently exercisable.

ANTI-TAKEOVER PROVISIONS OF DELAWARE LAW AND CHARTER PROVISIONS

     We are subject to Section 203 of the Delaware General Corporation Law. In general, the statute prohibits a publicly held Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder unless:

     - prior to the date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

     - upon consummation of the transaction that resulted in the stockholder's becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding those shares owned by persons who are directors and also officers, and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

     - on or subsequent to the date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock of that interested stockholder.

     Section 203 defines "business combination" to include:

     - any merger or consolidation involving the corporation and the interested stockholder;

     - any sale, transfer, pledge or other disposition involving the interested stockholder of 10 percent or more of the assets of the corporation;

     - subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; or

     - the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

     In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15 percent or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

     Our bylaws provide that candidates for director may be nominated only by the board of directors or by a stockholder who gives written notice to us no later than 60 days prior nor earlier than 90 days prior to the first anniversary of the last annual meeting of stockholders. The board may consist of one or more members to be determined from time to time by the board. The board currently consists of eight members divided into three different classes. As a result, only one class of directors will be elected at each annual meeting of stockholders of our company, with the other classes continuing for the remainder of their respective terms. Between stockholder meetings, the board may appoint new directors to fill vacancies or newly created directorships.

     Our certificate of incorporation requires that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by a consent in writing. Our certificate of incorporation also provides that the authorized number of directors may be changed only by resolution of the board of directors. Delaware law and these charter provisions may have the effect of deterring hostile takeovers or delaying changes in control or our management, which could depress the market price of our common stock.

LIMITATION OF LIABILITY AND INDEMNIFICATION

     Delaware Law permits, and our Certificate of Incorporation contains, provisions eliminating a director's personal liability for monetary damages resulting from a breach of fiduciary duty, except in certain circumstances involving wrongful acts, such as (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derives an improper personal benefit. These provisions do not limit or eliminate our rights or any stockholder's rights to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of director's fiduciary duty. These provisions will not alter a director's liability under federal securities laws. Our Certificate of Incorporation also contains provisions indemnifying our directors and officers to the fullest extent permitted by Delaware General Corporation Law. We believe that these provisions will assist us in attracting and retaining qualified individuals to serve as our directors.

TRANSFER AGENT

     The transfer agent and registrar for our common stock is Boston Equiserve. Its telephone number is (781) 575-2508.

                              PLAN OF DISTRIBUTION

     We may sell the securities separately or together:

     - through one or more underwriters or dealers in a public offering and sale by them,

     - directly to investors, or

     - through agents.

     We may sell the securities from time to time in one or more transactions at a fixed price or prices, which may be changed from time to time:

     - at market prices prevailing at the times of sale,

     - at prices related to such prevailing market prices, or

     - at negotiated prices.

     We will describe the method of distribution of the securities in the prospectus supplement.

     Underwriters, dealers or agents may receive compensation in the form of discounts, concessions or commissions from us or our purchasers (as their agents in connection with the sale of securities). These underwriters, dealers or agents may be considered to be underwriters under the Securities Act. As a result, discounts, commissions, or profits on resale received by the underwriters, dealers or agents may be treated as underwriting discounts and commissions. The prospectus supplement will identify any such underwriter, dealer or agent, and describe any compensation received by them from us. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

     Underwriters, dealers and agents may be entitled to indemnification by us against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments made by the underwriters, dealers or agents, under agreements between us and the underwriters, dealers and agents.

     We may grant underwriters who participate in the distribution of securities an option to purchase additional securities to cover over-allotments, if any, in connection with the distribution.

     All debt securities will be new issues of securities with no established trading market. Underwriters involved in the public offering and sale of debt securities may make a market in the debt securities. However, they are not obligated to make a market and may discontinue market making activity at any time. No assurance can be given as to the liquidity of the trading market for any debt securities.

     Underwriters or agents and their associates may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

                                 LEGAL MATTERS

     The validity of the issuance of the securities offered in this prospectus will be passed upon for Aviron by Latham & Watkins, Menlo Park, California. Alan
C. Mendelson, one of our Directors and a partner of Latham & Watkins, owns 2,007 shares of our common stock.

                                    EXPERTS

     Ernst & Young LLP, independent auditors have audited our financial statements included in our Annual Report on Form 10-K/A for the year ended December 31, 1999, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, or the SEC. You may read and copy these reports, proxy statements and other information at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C., 20549, as well as at the SEC's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois, 60661, and at Seven World Trade Center, New York, New York, 10048. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference rooms. Our SEC filings are also available at the SEC's Web site at "http://www.sec.gov". In addition, you can read and copy our SEC filings at the office of the National Association of Securities Dealers, Inc. at 1735 K Street, Washington, D.C. 20006.

     The SEC allows us to "incorporate by reference" information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. Further, all filings we make under the Securities Exchange Act after the date of the initial registration statement and prior to effectiveness of the registration statement shall be deemed to be incorporated by reference into this prospectus. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

          1. Our Annual Report on Form 10-K for the year ended December 31, 1999, filed with the SEC on March 8, 2000, and amended by a Form 10-K/A filed with the SEC on April 3, 2000 and April 28, 2000;

          2. Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2000, June 30, 2000 and September 30, 2000, filed with the SEC on May 15, 2000, August 11, 2000 and November 14, 2000;

          3. Our Current Reports on Form 8-K dated January 11, 2000, June 12, 2000, October 10, 2000, and October 31, 2000, filed with the SEC on January 14, 2000, June 13, 2000, October 19, 2000 and November 2, 2000.

     We will provide to you at no cost a copy of any and all of the information incorporated by reference into the registration statement of which this prospectus is a part. You may make a request for copies of this information in writing or by telephone. Requests should be directed to:

                                     Aviron
                         Attention: Investor Relations
                           297 North Bernardo Avenue
                            Mountain View, CA 94043
                                 (650) 919-6500

        THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SELLING STOCKHOLDERS MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND THE SELLING STOCKHOLDERS ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                 SUBJECT TO COMPLETION, DATED JANUARY 12, 2001


PROSPECTUS


                                 200,000 Shares


      LOGO

                                  COMMON STOCK

                           -------------------------


These shares of common stock are being offered by the selling stockholders identified in this prospectus. The selling stockholders may sell the shares of common stock in a number of different ways and at varying prices. We provide more information about how they may sell their shares in the section entitled "Plan of Distribution" beginning on page P-3.


We are not selling any shares of our common stock under this prospectus and will not receive any portion of the proceeds from the sale of these shares.

                           -------------------------


OUR COMMON STOCK IS QUOTED ON THE NASDAQ NATIONAL MARKET UNDER THE SYMBOL "AVIR". ON JANUARY 10, 2001, THE LAST REPORTED SALE PRICE FOR OUR COMMON STOCK ON THE NASDAQ NATIONAL MARKET WAS $53 5/8 PER SHARE.


                           -------------------------


INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE P-1.


                           -------------------------

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful and complete. Any representation to the contrary is a criminal offense.

         , 2001

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
About This Prospectus.......................................  P-1
Risk Factors................................................  P-1
About Aviron................................................  P-1
Special Note Regarding Forward-Looking Statements...........  P-1
Use of Proceeds.............................................  P-2
Selling Stockholders........................................  P-2
Plan of Distribution........................................  P-3
Legal Matters...............................................  P-4
Experts.....................................................  P-4
Where You Can Find More Information.........................  P-5


                           -------------------------

     You should rely only on the information we have provided or incorporated by reference in this prospectus or any prospectus supplement. Neither we nor the selling stockholders have authorized anyone to provide you with additional or different information. The selling stockholders are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should assume that the information in this prospectus or any prospectus supplement is accurate only as of the date on the front of the document and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference.

     We own or have rights to trademarks or trade names that we use in conjunction with the operation of our business. We own the FluMist trademark in the United States and in a number of other countries. This prospectus also includes trademarks owned by other parties.

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a Registration Statement on Form S-3 that we filed with the Securities and Exchange Commission utilizing a "shelf" registration process. Under this shelf process, the selling stockholders may, over the next two years, offer common stock referenced in this prospectus in one or more offerings up to a total of 200,000 shares. Each time the selling stockholders use this prospectus to offer common stock, the selling stockholders will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described below under the heading "Where You Can Find More Information."

                                  RISK FACTORS

     An investment in our common stock involves a high degree of risk. You should consider carefully the risk factors contained in our most recent filing on Form 10-K, as amended, and all other information contained in and incorporated by reference in this prospectus before making an investment decision. Additional risks and uncertainties that are not yet identified or that we think are immaterial may also materially harm our business, operating results and financial condition and could result in a complete loss of your investment.

                                  ABOUT AVIRON

     We are a biopharmaceutical company focused on the prevention of disease through innovative vaccine technology. We are currently focusing our product development and commercialization efforts on our lead product candidate, FluMist, an investigational intranasal live virus vaccine for influenza. Our goal is to become a leader in the discovery, development, manufacture and marketing of innovative vaccines. Our vaccine development programs are based both on techniques for producing weakened live virus vaccines and on our proprietary genetic engineering technologies. Live virus vaccines, including those for smallpox, polio, measles, mumps, rubella and chicken pox, have had a long record of preventing disease.

     We were incorporated in California in April 1992, and reincorporated in Delaware in November 1996. Our executive offices are located at 297 North Bernardo Avenue, Mountain View, California 94043 and our telephone number is
(650) 919-6500. Our World Wide Web address is http://www.aviron.com. Information contained in our World Wide Web site should not be considered to be part of this prospectus.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Some of the statements in the sections entitled "About This Prospectus," "Risk Factors," and elsewhere in this prospectus constitute forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our or our industry's results, levels of activity, or achievements to be materially different from any future results, levels of activity or achievements expressed or implied by such forward-looking statements. Such factors include, among others, those listed under "Risk Factors" and elsewhere in this prospectus.

     In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "intend," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential," or "continue," or the negative of such terms or other comparable terminology.

     Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, events, levels of activity, performance or achievements. Except as may be required by law, we undertake no obligation to publicly update any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

                                USE OF PROCEEDS

     We will not receive any of the proceeds from the sale of shares of common stock offered by the selling stockholders.

                              SELLING STOCKHOLDERS

     The following table sets forth the names of the selling stockholders, the number of shares of our common stock that they beneficially own as of December 31, 2000 and the number of shares which may be offered pursuant to this prospectus. Beneficial ownership is determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of December 31, 2000 are deemed outstanding. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of each other person. Percentage ownership is based on 25,181,051 shares of common stock outstanding as of December 31, 2000.

     Except as indicated in the footnotes to this table and pursuant to applicable community property laws, each stockholder named in the table has sole voting and investment power with respect to the shares shown as beneficially owned by them. The selling stockholders may sell all, some or none of the common stock being offered.

     Unless otherwise indicated, the address for each of the individuals listed in the table is c/o Aviron, 297 North Bernardo Avenue, Mountain View, California 94043.


                                         SHARES BENEFICIALLY                       SHARES BENEFICIALLY
                                             OWNED PRIOR                             OWNED SUBSEQUENT
                                           TO THE OFFERING       SHARES OFFERED     TO THE OFFERING(3)
                                         --------------------       BY THIS        --------------------
NAME AND ADDRESS OF SELLING STOCKHOLDER   SHARES     PERCENT       PROSPECTUS       SHARES     PERCENT
---------------------------------------  --------    --------    --------------    --------    --------
J. Leighton Read, M.D.(1)..............  522,280       2.06%        150,000        372,280       1.47%
Bernard Roizman, Sc.D.(2)..............  194,000          *          50,000        144,000          *


-------------------------
 *  Less than 1% of the outstanding shares of common stock.

(1) Includes 226,000 shares issuable upon exercise of options that are currently exercisable, or will be exercisable within 60 days of December 31, 2000. Also includes an aggregate of 32,000 shares held by The Travis Read 1993 Trust and The Haley Read 1993 Trust of which Robert Fitzwilson is the trustee. Dr. Read disclaims beneficial ownership of the shares held by the trusts.

(2) Includes 19,000 shares issuable upon exercise of options that are currently exercisable, or will be exercisable within 60 days of December 31, 2000.

(3) Assumes the sale of all shares offered hereby.

     One of the selling stockholders, J. Leighton Read, M.D., was a founder of Aviron, our Chairman from 1992 until January 2001, Chief Executive Officer from 1992 until 1999 and Chief Financial Officer from 1992 until 1996. The other selling stockholder, Bernard Roizman, Sc.D., has been a member of our board of directors since 1992 and is also a member of our Scientific Advisory Board.

     We will pay the registration and filing fees, printing expenses, listing fees, blue sky fees, if any, and fees and disbursements of our counsel in connection with this offering, but the selling stockholders will pay any underwriting discounts, selling commissions and similar expenses relating to the sale of the shares. In addition, we have agreed to indemnify the selling stockholders against certain liabilities, including liabilities under the Securities Act, in connection with this offering. The selling stockholders have agreed to indemnify us and our directors and officers, as well as any person that controls us, against certain liabilities, including liabilities under the Securities Act. Insofar as indemnification for liabilities under the Securities Act may be permitted to our directors or officers, or persons that control us, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                              PLAN OF DISTRIBUTION

     The selling stockholders, or, subject to applicable law, their pledgees, donees, distributees, transferees or other successors in interest, may sell shares from time to time in public transactions, on or off the Nasdaq National Market, or private transactions, at prevailing market prices or at privately negotiated prices, including but not limited to, one or any combination of the following types of transactions:

     - ordinary brokers' transactions;

     - transactions involving cross or block trades or otherwise on the Nasdaq National Market;

     - purchases by brokers, dealers or underwriters as principal and resale by these purchasers for their own accounts pursuant to this prospectus;

     - "at the market," to or through market makers, or into an existing market for our common stock;

     - in other ways not involving market makers or established trading markets, including direct sales to purchasers or sales effected through agents;

     - through transactions in options, swaps or other derivatives (whether exchange-listed or otherwise);

     - in privately negotiated transactions; or

     - to cover short sales.

     The selling stockholders may sell their shares either alone or in conjunction with one or more underwritten public offerings or non-underwritten public or private offerings by us or other stockholders of our common stock or other of our debt or equity securities.

     In effecting sales, brokers or dealers engaged by the selling stockholders may arrange for other brokers or dealers to participate in the resales. The selling stockholders may enter into hedging transactions with broker-dealers, and in connection with those transactions, broker-dealers may engage in short sales of the shares. The selling stockholders also may sell shares short and deliver the shares to close out such short positions. The selling stockholders also may enter into option or other transactions with broker-dealers that require the delivery to the broker-dealer of the shares, which the broker-dealer may resell pursuant to this prospectus. The selling stockholders also may pledge the shares to a broker or dealer. Upon a default, the broker or dealer may effect sales of the pledged shares pursuant to this prospectus.

     Brokers, dealers or agents may receive compensation in the form of commissions, discounts or concessions from selling stockholders in amounts to be negotiated in connection with the sale. The selling stockholders and any participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commission, discount or concession these "underwriters" receive may be deemed to be underwriting compensation.

     To the extent required, the following information will be set forth in a supplement to this prospectus:

     - information as to whether underwriters who the selling stockholders may select, or any other broker-dealer, is acting as principal or agent for the selling stockholders;

     - the compensation to be received by underwriters that the selling stockholders may select or by any broker-dealer acting as principal or agent for the selling stockholder; and

     - the compensation to be paid to other broker-dealers, in the event the compensation of such other broker-dealers is in excess of usual and customary commissions.

     Any dealer or broker participating in any distribution of the shares may be required to deliver a copy of this prospectus, including a prospectus supplement, if any, to any person who purchases any of the shares from or through this dealer or broker.

     We have advised the selling stockholders that they are required to comply with Regulation M promulgated under the Securities Exchange Act during such time as they may be engaged in a distribution of the shares. With some exceptions, Regulation M precludes any selling stockholders, any affiliated purchasers and any broker-dealer or other person who participates in such distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security that is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of the common stock.

     We will not receive any of the proceeds from the selling stockholders' sale of our common stock.

                                 LEGAL MATTERS

     Latham & Watkins of Menlo Park, California will issue an opinion about certain legal matters with respect to the common stock offered in this prospectus. Alan C. Mendelson, one of our directors and a partner of Latham & Watkins, owns 1,943 shares of our common stock.

                                    EXPERTS

     Ernst & Young LLP, independent auditors have audited our financial statements included in our Annual Report on Form 10-K/A for the year ended December 31, 1999, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, or the SEC. You may read and copy these reports, proxy statements and other information at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C., 20549, as well as at the SEC's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois, 60661, and at Seven World Trade Center, New York, New York, 10048. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference rooms. Our SEC filings are also available at the SEC's Web site at "http://www.sec.gov". In addition, you can read and copy our SEC filings at the office of the National Association of Securities Dealers, Inc. at 1735 K Street, Washington, D.C. 20006.

     The SEC allows us to "incorporate by reference" information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. Further, all filings we make under the Securities Exchange Act after the date of the initial registration statement and prior to effectiveness of the registration statement shall be deemed to be incorporated by reference into this prospectus. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

     1. Our Annual Report on Form 10-K for the year ended December 31, 1999, filed with the SEC on March 8, 2000, and amended by a Form 10-K/A filed with the SEC on April 3, 2000 and April 28, 2000;

     2. Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2000, June 30, 2000 and September 30, 2000, filed with the SEC on May 15, 2000, August 11, 2000 and November 14, 2000, respectively;


     3. Our Current Report on Form 8-K dated January 11, 2000, filed with the SEC on January 14, 2000;


     4. Our Current Report on Form 8-K dated June 12, 2000, filed with the SEC on June 13, 2000;

     5. Our Current Report on Form 8-K dated October 19, 2000, filed with the SEC on October 19, 2000;

     6. Our Current Report on Form 8-K dated November 2, 2000, filed with the SEC on November 2, 2000;

     7. Our Current Report on Form 8-K dated January 4, 2001, filed with the SEC on January 4, 2001.

     8. Our Current Report on Form 8-K dated January 9, 2001, filed with the SEC on January 9, 2001; and

     9. The description of our common stock set forth in our Registration Statement on Form 8-A, filed with the SEC on July 16, 1996.

     We will provide to you at no cost a copy of any and all of the information incorporated by reference into the registration statement of which this prospectus is a part. You may make a request for copies of this information in writing or by telephone. Requests should be directed to:

                                     Aviron
                         Attention: Investor Relations
                           297 North Bernardo Avenue
                            Mountain View, CA 94043
                                 (650) 919-6500

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

Securities and Exchange Commission Registration Fee.........  $ 2,571
Legal Fees and Expenses.....................................   25,000
Accountants' Fees and Expenses..............................   15,000
Miscellaneous...............................................   15,000
                                                              -------
  Total.....................................................  $57,571
                                                              =======

     The foregoing items, except for the Securities and Exchange Commission Registration Fee are estimated.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Under Section 145 of the Delaware General Corporation Law, Aviron has broad powers to indemnify its directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933.

     Aviron's certificate of incorporation and by-laws include provisions to (1) eliminate the personal liability of its directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by Section 102(b)(7) of the General Corporation Law of Delaware and (2) require Aviron to indemnify its directors and officers to the fullest extent permitted by Section 145 of the Delaware Law, including circumstances in which indemnification is otherwise discretionary. Pursuant to Section 145 of the Delaware Law, a corporation generally has the power to indemnify its present and former directors, officers, employees and agents against expenses incurred by them in connection with any suit to which they are, or are threatened to be made, a party by reason of their serving in such positions so long as they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interest of the corporation, and with respect to any criminal action, they had no reasonable cause to believe their conduct was unlawful. Aviron believes that these provisions are necessary to attract and retain qualified persons as directors and officers. These provisions do not eliminate the directors' duty of care, and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the directors' duty of loyalty to Aviron, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for acts or omissions that the director believes to be contrary to the best interests of Aviron or its stockholders, for any transaction from which the director derived an improper personal benefit, for acts or omissions involving a reckless disregard for the directors' duty to Aviron or its stockholders when the director was aware or should have been aware of a risk of serious injury to Aviron or its stockholders, for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to Aviron or its stockholders, for improper transactions between the director and Aviron and for improper distributions to stockholders and loans to directors and officers. The provision also does not affect a director's responsibilities under any other law, such as the federal securities law or state or federal environmental laws.

     Aviron has entered into indemnity agreements with each of its directors and executive officers that require Aviron to indemnify such persons against expenses, judgments, fines, settlements and other amounts incurred(including expenses of a derivative action) in connection with any proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director or an executive officer of Aviron or any of its affiliated enterprises, provided such person acted in good faith and in a manner such persons reasonably believed to be in, or not opposed to, the best interests of Aviron and, with respect to any criminal proceeding, has no reasonable cause to believe his conduct was unlawful. The indemnification agreements also set forth procedures that will apply in the event of a claim for indemnification thereunder.

     At present, there is no pending litigation or proceeding involving a director or officer of Aviron as to which indemnification is being sought.

     Aviron has a liability policy covering the officers and directors of Aviron which includes liabilities arising under the Securities Act or otherwise.

ITEM 16. EXHIBITS


EXHIBIT
NUMBER                      DESCRIPTION OF DOCUMENT
-------                     -----------------------
1.1*      Underwriting Agreement.
4.2       Specimen Stock Certificate.(1)
4.8       Investors Rights Agreement, dated July 18, 1995, among the
          Company and the investors named therein.(1)
4.11      Common Stock Purchase Agreement, dated as of December 16,
          1999, between the Company and American Home Products
          Corporation.(2)
4.12      Common Stock Purchase Agreement, dated as of December 30,
          1999, between the Company and American Home Products
          Corporation.(2)
4.13      Common Stock Purchase Agreement, dated as of February 3,
          2000, between the Company and American Home Products
          Corporation.(2)
4.14      Warrant for Common Stock issued to the University of
          Michigan.(2)
4.15      Common Stock Purchase Agreement, dated as of April 5, 2000, between Aviron and American Home Products Corporation.(3)
4.16      Registration Rights Agreement, dated October 10, 2000, by
          and between Aviron and Evans Vaccines Limited.(4)
4.17      Warrant for Common Stock, issued to ARCH Development
          Corporation.(5)
4.18      Warrant for Common Stock, issued to The Procter & Gamble
          Company.(6)
4.19      Warrant for Common Stock, issued to Evans Vaccines
          Limited.(7)
4.20      Warrant for Common Stock, issued to Evans Vaccines
          Limited.(7)
4.21      Warrant for Common Stock, issued to Evans Vaccines
          Limited.(7)
4.22      Warrant for Common Stock, issued to Evans Vaccines
          Limited.(7)
4.23      Warrant for Common Stock, issued to Evans Vaccines
          Limited.(7)
4.24      Warrant for Common Stock, issued to Evans Vaccines
          Limited.(7)
5.1+      Opinion of Latham & Watkins.
23.1      Consent of Ernst & Young LLP, Independent Auditors.
23.2+     Consent of Latham & Watkins. Reference is made to Exhibit
          5.1.
24.1+     Power of Attorney.


-------------------------
 * To be filed by an amendment or by a report on Form 8-K pursuant to section 601 of Regulation S-K.


 + Previously filed.


(1) Incorporated by reference to the correspondingly numbered exhibit to our Registration Statement on Form S-1, File No. 333-05209, Filed June 5, 1996, as amended.

(2) Incorporated by reference to the correspondingly numbered exhibit to our Annual Report on Form 10-K for the year ended December 31, 1999, File No. 0-20815, Filed March 8, 2000.

(3) Incorporated by reference to the correspondingly numbered exhibit to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2000, File No. 0-20815, Filed May 15, 2000.

(4) Incorporated by reference to the correspondingly numbered exhibit to our Registration Statement on Form S-3, File No. 333-45072, Filed September 1, 2000, as amended.

(5) Incorporated by reference to the correspondingly numbered exhibit to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2000, File No. 0-20815, Filed August 11, 2000.

(6) Incorporated by reference to the correspondingly numbered exhibit to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2000, File No. 0-20815, Filed November 14, 2000.

(7) Incorporated by reference to the correspondingly numbered exhibit to our Registration Statement on Form S-3, File No. 333-52028, Filed December 18, 2000.

ITEM 17. UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the provisions described in Item 15 or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes:


          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;


          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned Registrant hereby undertakes that, for the purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) of Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned Registrant undertakes that; (1) for the purpose of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of the registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective; and (2) for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mountain View, County of Santa Clara, State of California, on January 12, 2001.


                                          AVIRON

                                          By:      /s/ C. BOYD CLARKE
                                            ------------------------------------
                                                       C. Boyd Clarke
                                             President, Chief Executive Officer
                                                             and
                                                   Chairman of the Board


     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS AMENDMENT NO. 1 TO REGISTRATION STATEMENT ON FORM S-3 HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.



                  SIGNATURE                                   TITLE                       DATE
                  ---------                                   -----                       ----

             /s/ C. BOYD CLARKE                President, Chief Executive Officer   January 12, 2001
---------------------------------------------       and Chairman of the Board
               C. Boyd Clarke                     (Principal Executive Officer)

              /s/ FRED KURLAND                      Senior Vice President and       January 12, 2001
---------------------------------------------        Chief Financial Officer
                Fred Kurland                        (Principal Financial and
                                                       Accounting Officer)

                      *                                     Director                January 12, 2001
---------------------------------------------
        R. Gordon Douglas, Jr., M.D.

                      *                                     Director                January 12, 2001
---------------------------------------------
           Dennis M. Fenton, Ph.D.

                  SIGNATURE                                   TITLE                       DATE
                  ---------                                   -----                       ----
                      *                                     Director                January 12, 2001
---------------------------------------------
          Wayne T. Hockmeyer, Ph.D.

                      *                                     Director                January 12, 2001
---------------------------------------------
            Paul H. Klingenstein

                      *                                     Director                January 12, 2001
---------------------------------------------
              Alan C. Mendelson

                      *                                     Director                January 12, 2001
---------------------------------------------
           J. Leighton Read, M.D.

                      *                                     Director                January 12, 2001
---------------------------------------------
           Bernard Roizman, Sc.D.

           *By: /s/ C. BOYD CLARKE
   ---------------------------------------
               C. Boyd Clarke
              Attorney-in-Fact

                               INDEX TO EXHIBITS


EXHIBIT
NUMBER                      DESCRIPTION OF DOCUMENT
-------                     -----------------------
1.1*      Underwriting Agreement.
4.2       Specimen Stock Certificate.(1)
4.8       Investors Rights Agreement, dated July 18, 1995, among the
          Company and the investors named therein.(1)
4.11      Common Stock Purchase Agreement, dated as of December 16,
          1999, between the Company and American Home Products
          Corporation.(2)
4.12      Common Stock Purchase Agreement, dated as of December 30,
          1999, between the Company and American Home Products
          Corporation.(2)
4.13      Common Stock Purchase Agreement, dated as of February 3,
          2000, between the Company and American Home Products
          Corporation.(2)
4.14      Warrant for Common Stock issued to the University of
          Michigan.(2)
4.15      Common Stock Purchase Agreement, dated as of April 5, 2000, between Aviron and American Home Products Corporation.(3)
4.16      Registration Rights Agreement, dated October 10, 2000, by
          and between Aviron and Evans Vaccines Limited.(4)
4.17      Warrant for Common Stock, issued to ARCH Development
          Corporation.(5)
4.18      Warrant for Common Stock, issued to The Procter & Gamble
          Company.(6)
4.19      Warrant for Common Stock, issued to Evans Vaccines
          Limited.(7)
4.20      Warrant for Common Stock, issued to Evans Vaccines
          Limited.(7)
4.21      Warrant for Common Stock, issued to Evans Vaccines
          Limited.(7)
4.22      Warrant for Common Stock, issued to Evans Vaccines
          Limited.(7)
4.23      Warrant for Common Stock, issued to Evans Vaccines
          Limited.(7)
4.24      Warrant for Common Stock, issued to Evans Vaccines
          Limited.(7)
5.1+      Opinion of Latham & Watkins.
23.1      Consent of Ernst & Young LLP, Independent Auditors.
23.2+     Consent of Latham & Watkins. Reference is made to Exhibit
          5.1.
24.1+     Power of Attorney.


-------------------------
 * To be filed by an amendment or by a report on Form 8-K pursuant to section 601 of Regulation S-K.


 + Previously filed.


(1) Incorporated by reference to the correspondingly numbered exhibit to our Registration Statement on Form S-1, File No. 333-05209, Filed June 5, 1996, as amended.

(2) Incorporated by reference to the correspondingly numbered exhibit to our Annual Report on Form 10-K for the year ended December 31, 1999, File No. 0-20815, Filed March 8, 2000.

(3) Incorporated by reference to the correspondingly numbered exhibit to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2000, File No. 0-20815, Filed May 15, 2000.

(4) Incorporated by reference to the correspondingly numbered exhibit to our Registration Statement on Form S-3, File No. 333-45072, Filed September 1, 2000, as amended.

(5) Incorporated by reference to the correspondingly numbered exhibit to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2000, File No. 0-20815, Filed August 11, 2000.

(6) Incorporated by reference to the correspondingly numbered exhibit to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2000, File No. 0-20815, Filed November 14, 2000.

(7) Incorporated by reference to the correspondingly numbered exhibit to our Registration Statement on Form S-3, File No. 333-52028, Filed December 18, 2000.